
09011002

W. R. Berkley Corporation
2008 Annual Report



FINANCIAL HIGHLIGHTS

W. R. Berkley Corporation reported favorable results in 2008, outperforming the industry over the long term on a consistent basis.

14.3%	Operating return on stockholders' equity (excludes realized investment gains and losses)
7.8%	Return on stockholders' equity
$1.62	Net income per share
$4.7 billion	Total revenues
$1.0 billion	Cash flow from operations before transfers to trading account

Table of Contents

Cover art: "Full Speed Ahead" by Michael Theise

The turtle only moves forward; it is unable to go backward.

Relative Stock Price Performance



W. R. Berkley Corporation
S&P 500*
Cumulative Growth: 3,505%
440%
85
86
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06
07
08

Compound Annual Growth Rate	5 Years	10 Years	15 Years	20 Years	25 Years
Tangible Book Value Per Share Plus Dividends	**17%**	14%	11%	12%	15%
Stock Price Plus Dividends	**23%**	20%	15%	14%	16%

Dollars in thousands, except per share data

Years ended December 31	2008	2007	2006	2005	2004
Total revenues	**$ 4,708,808**	$5,588,397	$5,394,831	$4,996,839	$4,512,235
Net premiums written	**4,033,899**	4,575,989	4,818,993	4,604,574	4,266,361
Net investment income	**537,033**	634,386	549,030	385,417	274,389
Service fees	**102,856**	97,689	104,812	110,697	109,344
Net income	**281,141**	766,239	699,518	544,892	438,105
Net income per common share:					
Basic	**1.68**	4.05	3.65	2.86	2.32
Diluted	**1.62**	3.90	3.46	2.72	2.21
Return on common stockholders' equity	**7.8%**	23.0%	27.2%	25.8%	26.0%
At Year End					
Total assets	**$16,121,158**	$16,820,005	$15,656,489	$13,896,287	$11,451,033
Total investments	**11,143,281**	11,956,717	11,172,684	9,866,389	7,346,316
Reserves for losses and loss expenses	**8,999,596**	8,678,034	7,784,269	6,711,760	5,449,611
Stockholders' equity	**3,046,319**	3,592,368	3,335,159	2,567,077	2,109,702
Common shares outstanding (in thousands)	**161,467**	180,321	192,772	191,264	189,613
Common stockholders' equity per share	**18.87**	19.92	17.30	13.42	11.13

AT A GLANCE



Total Revenues
(Dollars in billions)
4.5
5.0
5.4
5.6
4.7
04 05 06 07 08
Investments
(Market Value – Dollars in billions)
7.3
9.9
11.2
12.0
11.1
04 05 06 07 08
Reserves for Losses and Loss Expenses
(Dollars in billions)
5.4
6.7
7.8
8.7
9.0
04 05 06 07 08
Stockholders' Equity
(Dollars in billions)
2.1
2.6
3.3
3.6
3.0
04 05 06 07 08

W. R. Berkley Corporation, founded in 1967, is one of the nation's premier commercial lines property casualty insurance providers. Each of the operating units in the Berkley group participates in a niche market requiring specialized knowledge about a territory or product. Our competitive advantage lies in our long-term strategy of decentralized operations, allowing each of our units to identify and respond quickly and effectively to changing market conditions and local customer needs. This decentralized structure provides financial accountability and incentives to local management and enables us to attract and retain the highest caliber professionals. We have the expertise and resources to utilize our strengths in the present environment, and the flexibility to anticipate, innovate and respond to whatever opportunities and challenges the future may hold.

How we are different: *Accountability* The business is operated with an ownership perspective and a clear sense of fiduciary responsibility to shareholders. *People-oriented strategy* New businesses are started when opportunities are identified and, most importantly, when the right talent is found to lead a business. Of the Company's 40 units, 33 were developed internally and seven were acquired. *Responsible financial practices* Risk exposures are managed proactively. A strong balance sheet, including a high-quality investment portfolio, ensures ample resources to grow the business profitably whenever there are opportunities to do so. *Risk-adjusted returns* Management company-wide is focused on obtaining the best potential returns with a real understanding of the amount of risk being assumed. Superior risk-adjusted returns are generated over the insurance cycle. *Transparency* Consistent and objective standards are used to measure performance – and, the same standards are used regardless of the environment.

FIVE BUSINESS SEGMENTS

Since 1967, W. R. Berkley Corporation has consistently provided insurance products and services that meet the needs of its customers and exceed the expectations of its shareholders.

Specialty

The Specialty units underwrite complex and sophisticated risks, including general, professional, product, excess and umbrella liability, workers' compensation and property coverages, as well as aviation, commercial transportation, and program business. Business is written on both an excess and surplus lines and admitted basis.
2008 Results: Total revenues were $1.8 billion. Pre-tax income was $375 million.

Regional

The Regional units, which are leaders in their local markets, write commercial lines coverages for small and mid-sized business firms and governmental entities. This segment also writes surety coverages.
2008 Results: Total revenues were $1.3 billion. Pre-tax income was $109 million.

Alternative Markets

The Alternative Markets units offer insurance products and develop and administer self-insurance programs and other alternative risk transfer mechanisms. Workers' compensation is the predominant line of business in this segment. This segment also writes hospital professional liability and medical stop loss insurance.
2008 Results: Total revenues were $832 million and pre-tax income was $202 million.

Reinsurance

The Reinsurance units write reinsurance on both a facultative and treaty basis. In addition, the Company participates in business written through Lloyd's and in several specialty niches.
2008 Results: Total revenues were $636 million and pre-tax income was $118 million.

International

The Company's International business operates in selected regions throughout the world, including Europe, South America, Australia and Asia.
2008 Results: Total revenues increased 13% to $322 million. Pre-tax income rose 20% to $53 million.

TO OUR SHAREHOLDERS



Given the turmoil and uncertainty in the marketplace, it may seem surprising that 2008 set the stage for what may prove to be the best opportunity our Company has ever faced.

WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

We have completed 2008 in more than satisfactory condition. Our underwriting results were very good and the overall quality of our investment portfolio held up well in one of the worst periods of market turbulence in our history. Our shareholders were rewarded by the Company's stock price achieving a gain for the year. In a year of such volatility and uncertainty, any summary often fails to describe the events and character that define the year. It was a year when the normal volatility of underwriting activity was no longer the primary object of management and investor concern. Rather, all eyes focused on the extraordinary unpredictability in the investment side of the business. This became the center of concern with respect to both volatility and uncertainty.

Our Company performed well during this stressful economic period. We concentrated on ensuring our ability to meet our financial objectives while at the same time taking advantage of opportunities within our industry created by the existing uncertain financial environment. Thus, we continued to invest in the highest quality fixed income securities improving the quality of our invested assets. We also sought out new

We ended the year with a very strong capital position. Our premiums to surplus ratio is only 1.2 to 1, giving us a comfortable margin.

talented teams of people to set up additional units to expand our existing operations. This was a time for our Company to take advantage of the availability of extraordinarily talented people.

Our focus continues to be on optimizing risk-adjusted return for our shareholders. In spite of the constantly changing environment, we believe this is still the correct metric for driving shareholder value. We still have a targeted minimum rate of return of 15% after tax and we still believe that the same key disciplines that have guided us in managing our business apply in today's environment. We believe understanding and managing risk was and continues to be the starting point for good insurance company management. Assuming risk from others is the business we are in. But understanding the risk, the magnitude of its volatility and how it correlates with all the other risks embedded in the business is the key responsibility of management. One should never take a risk no matter how small if you cannot afford to be wrong. When assessing potential returns, one has to examine both the optimistic and pessimistic outcome. But more importantly, one must look ahead with respect to the intrinsic long-term value being created by seizing any particular opportunity. In our business we create value by finding smart people, providing them with financial capital, institutionalizing the intellectual capital they create, and building a position in the insurance marketplace. Managing to risk-adjusted returns extends far beyond the day-to-day business activities. It requires a 360-degree view of the environment, your competitors, and global economic conditions. It requires a constant evaluation of the status quo, always being willing to make changes.

The risks we face outside of the underwriting arena are constantly changing both in their nature and as to how they may impact our Company. Today, the area of greatest focus is our investment portfolio, both with respect to its quality and duration. Many financial institutions are well aware of the risks relative to quality and liquidity of their investments. But in the long run, the duration of the investment portfolio is another extremely serious concern for insurance company portfolio management. At the moment, we face the conflicting concerns of deflation with declining economic activity versus the real risk of runaway inflation due to potential significant government deficits. Inherent in the property casualty industry, claims inflation is a significant risk. Thus, achieving a balance between the risks of inflation and deflation while optimizing investment returns is a particularly key risk management concern for the long run. Outside of the normal underwriting exposures we worry about these concerns more now than ever.

15% AFTER TAX
Targeted minimum rate of return

Our focus continues to be on optimizing risk-adjusted return for our shareholders. In spite of the constantly changing environment, we believe this is still the correct metric for driving shareholder value.

In summary, the current risk side of management oversight is not different than the historic examination. It just represents the greater volatility in particular to the potential exposure to misassessment of the investment risk. Thus, our historic concern about underwriting risk has been supplemented, but not replaced by a much increased concern about volatility on the investment side. Our Company is well prepared to take advantage of our excellent position.

The insurance marketplace faced circumstances we have never seen before. The largest insurance group in the world, AIG, faced financial difficulty in its financial products unit and has been subsidized by the U. S. Government to the tune of over $170 billion. A number of other insurance companies have found their financial flexibility stretched and they are under increased pressure to write less business or to cease writing long-tail casualty lines. The increased strength of the U. S. dollar versus the pound and the euro has reduced the relative capacity of some of the major global reinsurers and insurers to provide additional capacity to the U. S. property casualty market. Capital markets, as in the case of most situations, have closed their doors to our industry and are not interested in providing new capital. Thus, with a large percentage of the industry in some level of disarray, and virtually no external capacity, there exist no release valves to deal with current industry capital pressures. While the returns at our Company are still satisfactory, the general industry returns on an accident year basis are unsatisfactory. In fact, we would expect the industry will have a significant underwriting loss in 2009 as well as the likelihood of an investment loss. Berkley, on the other

Our asset quality is excellent and the duration of our portfolio is fully a half year shorter than the duration of our liabilities.

hand, expects a continuation of its 2008 underwriting results due to ongoing underwriting discipline. The disturbances that we have seen in 2008 have created great opportunities for us and we expect 2009 will produce better results.

The current complex economic environment requires a more holistic view of our business and this enhances our relative competitive position. We have always examined our business from this perspective and therefore will be able to continue with our operating plans without any great dislocation. Naturally, the changing investment environment will result in a change in risk tolerance in this area of our business. We have always balanced our investment risk tolerance with the risks taken on the underwriting side.

The past year, as we maintained our underwriting discipline, we continued to examine the terms and conditions included in every policy and worked diligently to price each risk appropriately. The consequence of this behavior was a reduction in our written premium during 2008 of 11.8%. Unfortunately, even the business we did write was generally written at lower prices than in the prior year. And thus, our exposure did not decline by as much as our revenue. Therefore we were paid less money for each dollar at risk.

In spite of that, we still believe that our pricing was such that we more than achieved our risk-adjusted return targets. Competition was especially severe in the Specialty area of our business and our reduced premium volume reflected the difficult environment. In the Reinsurance segment, we saw not only price competition but significant weakening of terms and conditions which caused this unit of our business to substantially reduce its writings. For the most part, our other operating areas showed modest declines in volume as they responded to the increasingly competitive environment.

As we are entering a new year, we are seeing slight improvement in the market tone. The rate of price decline is significantly reduced in most areas. Reinsurance terms and conditions, as well as pricing, are improving. Our Specialty business is actually seeing price increases in some areas. Unfortunately, this is not a universal state. The hard market is not here. There are signs of change and we are optimistic that by the end of 2009 our premium volume will pick up, as will overall pricing levels.

The increased volatility and concomitant concern on the investment side have brought a new level of focus to this historically stable side of our business. The debacle

Our loss reserves have been conservatively established with a view towards protection from potential future inflation.

in the housing finance market, followed by the overall economic slump, has brought about a recognition of the critical stability that our investment portfolio provides. We were conservative investors but, in spite of that, we sustained losses. We wrote off Fannie Mae and Freddie Mac preferred stock (government supported entities which we thought were almost as good as government securities). We had other high quality preferred stocks of major financial institutions which had precipitous declines in both market value and credit rating. As well, we had investments in high quality real estate loans through leveraged vehicles whose own leveraged position became unsustainable. These assets caused us significant capital losses. The good news is we have already written off most of this value and by the end of the first quarter our carrying value will be very modest. The current economic climate leaves us with much uncertainty. Even our conservative portfolio may have some small miscellaneous assets that could prove to be a negative surprise. We currently see few additional problems on the horizon but the current uncertainty is such that we must look at and question every individual investment. A constant process that goes on every day.

Given the turmoil and uncertainty in the marketplace, it may seem surprising that 2008 set the stage for what may prove to be the best opportunity our Company has ever faced. We ended the year with a very strong capital position. Our premiums to surplus ratio is only 1.2 to 1, giving us a comfortable margin. Our asset quality is excellent and the duration of our portfolio is fully a half year shorter than the duration of our liabilities. Our loss reserves have been conservatively established with a view towards protection from potential future inflation. We have been disciplined underwriters so we do not anticipate future losses coming from mispriced recently written business. We are prepared.

We have also attracted some outstanding teams of people to allow us to expand our Specialty business. These individuals represent some of the best underwriting talent in our industry. If it weren't for the current economic disruption impacting some of our competitors, it would be rare to find any people that measure up to these standards. We have added new teams allowing us to enter the offshore energy, professional liability, fine arts, and excess transportation areas. These are in addition to the units we added last year. In the past two years we have almost doubled the number of areas of specialty coverage that we offer. We have also enhanced our international presence, expanding in a number of places in Canada, Europe and Latin America. We also greatly expanded our Asia Pacific footprint with the establishment of

We have been disciplined underwriters so we do not anticipate future losses coming from mispriced recently written business. We are prepared.

our Australian reinsurance company. This represents great potential expansion opportunities for us in what historically has been the most profitable part of our industry. We continue to believe that having the best people and putting them together with a strong capital base allows you to build a strong competitive position that meets the needs of customers and builds relationships with brokers in all markets. The company that does the best job meeting customer needs ultimately succeeds.

Several years ago, our Company emphasized that every person in our organization is important and that the value of each task performed is vital in order for us to be an outstanding company. It is also true that no complex enterprise can succeed without a strategy that reflects the realistic goals to satisfy all of its constituents. We believe that meeting the needs of our employees, our customers and our owners is the straightforward goal of our organization. We must meet the needs of the first two while providing outstanding long-term risk-adjusted return for our shareholders. We do that by working hard, and by understanding that the greatest risk is always the unforeseen event. A risk you can plan for is one that can be managed around. When describing our organization, we tend to use the words "opportunistic pessimist". In a business of assuming other people's risks this outlook is a requirement. We are well suited for the current environment and we believe we will continue to build on our outstanding long-term performance.

I want to thank the many people who help make our Company prosper during such difficult times: our directors, officers, employees, agents and brokers. I want to thank our customers who trust us to meet our fiduciary obligations and I want to thank our shareholders who have trusted us with their capital. 2008 was a bumpy and challenging year. The end result was certainly more than satisfactory given the circumstances, but it did not measure up to our own standards. We expect 2009 to be an improving year with bumps and uncertainty, but we have adapted and we certainly expect much improved results.



WILLIAM R. BERKLEY
Chairman of the Board and
Chief Executive Officer

INVESTMENTS

$12 billion

2008 Cash and Invested Assets

We manage risk through quality and liquidity regardless of the environment, limiting the impact of the current financial crisis on our Company. Our conservative investment philosophy serves the best interests of both our shareholders and our policyholders over the long term.

Breakdown of Fixed Maturity Securities

(Including Cash) (By percentage)



State and Municipal Bonds 52%
Mortgage-backed Securities 16%
Cash and Cash Equivalents 11%
U.S. Government and Government Agency Bonds 10%
Corporate Bonds 9%
Foreign Bonds 2%

Investment Data 2008 vs. 2007

(Dollars in millions)

	2008	2007
Cash and invested assets:		
Invested assets	$11,143	$11,957
Cash and cash equivalents	$ 1,135	$ 952
Total	$12,278	$12,909
Investment income	$ 537	$ 634
Income (loss) from investment funds	$ (4)	$ 38
Realized gains (losses)	$ (357)	$ 50



Eugene G. Ballard
Senior Vice President
Chief Financial Officer and Treasurer



Ira S. Lederman
Senior Vice President
General Counsel and Secretary

We have consistently maintained a conservative investment portfolio . . . and we are confident that our portfolio will continue to behave well, even in the most difficult economic climate.

Reporting on the investment side of an insurance company's activities is interesting but generally takes a backseat to insurance operations. This is because historically investments have represented a stable and predictable part of a property casualty company's income stream. 2008, and very likely the next several years, may dramatically change that historical perspective. This was a year where balance sheet transparency and investment portfolio quality were the first questions on the minds of every investor.

2008 was when the economic downturn shook financial markets, and resulted in extraordinary volatility that caused investors to be more concerned about downside exposure than upside opportunity. We saw the largest property casualty holding company in the world effectively melt away, requiring more than $170 billion of U. S. Government assistance. At the same time, many of the largest banks in the world required financial backstopping from their respective governments. Much of this came about because of an extended period of easy credit and poor risk management.

But the consequences did not reverberate to troubled borrowers and lenders exclusively. As financial institutions felt more pressure, they were less able to lend and the world became less confident in its own future. This process continued, investors lost faith in the markets and the only safe haven from the purview of many was in fact U.S. Treasuries or other investments that had at least an implicit government guarantee. The result was that people had less and less confidence and found little reason to invest in almost anything that lacked this government assurance. At the moment, the snowball continues to roll downhill and, while the government has not ceased to spend money through many programs and guarantee obligations, we have not yet regained any improvement in our general level of confidence, nor do investors or the general population have a positive state of mind.

We have consistently maintained a conservative investment portfolio. Over the course of 42 years, between 90% to 98% of our portfolio has been invested in fixed income securities. We have always had a duration



James G. Shiel
Senior Vice President
Investments



Paul J. Hancock
Senior Vice President
Chief Corporate Actuary



Robert W. Gosselink
Senior Vice President
Insurance Risk Management

of our portfolio that was within one year, plus or minus, of the duration of our loss reserves. We have always maintained a high-quality portfolio, averaging AA, without regard to bond insurance. The vast majority of our fixed income portfolio has always been in municipal securities. Municipal bonds, even through the most difficult of financial times, have had the lowest default rate of any asset class. We have minimized our investments in corporates, not because of brilliance, but because the spreads at times did not compensate you for the risk being assumed. And at the close of the year, we expanded our position in pre-refunded municipals and other bonds, which were fully guaranteed by the U.S. Government but had limited liquidity. Our small commercial loan portfolio, even today, is well secured at approximately 50% loan-to-value, and our home mortgages are over 90% pre-2005 and are performing well. In fact, there is a modest increase in the pre-payment activity. Our preferred stock investments were a painful exception to our anticipated low-risk investment portfolio. Our bank preferreds have been under great stress and, as most of you know, our preferred position in Fannie Mae and Freddie Mac was effectively written off.

It is hard to understand how these government sponsored enterprises, who had layers of government oversight, could unilaterally disenfranchise billions of dollars of preferred stockholders, including tens of billions of dollars which were raised not long before government actions. In a nation that has prided itself on the rule of law, it is disappointing for one of the parties responsible for oversight of an enterprise to decide it had no responsibility for the problem. This all took place while people in Congress were demanding that both these organizations make more loans with fewer restrictions. But in the end, we knew all this. We bought the preferred stock. It was a bad decision.

Our alternative investments make up a small portion of our investment portfolio, slightly over 4%. The largest piece of this revolves around investments in several funds which are leveraged real estate partnerships. These investments have become a disaster. Our current carrying values are down to approximately 50% of our cost, and we would expect by the end of the first quarter our carrying values will be substantially less. Our oil and gas investments in Canada were not made with the expectation of $150 oil prices, and thus we expect continued acceptable returns. Our arbitrage accounts were a mixed bag. Our in-house account, Milton Partners, had a positive year and continued its outstanding risk-adjusted return. We did less well in our other outside accounts and reduced our exposures. Our private equity investments have continued to do satisfactorily. Our aviation services business had a better year in 2008 than in 2007, and we expect it will be profitable in 2009, although it will not achieve our targets. For the most part, our other private equity investments are all doing satisfactorily. We do not invest



James W. McCleary
Senior Vice President
Underwriting



Kevin H. Ebers
Senior Vice President
Information Technology

in highly leveraged vehicles for the most part and, thus, our investments are not under particular financial stress in the current financial climate.

Our commercial real estate investment which is not for our own use is doing well. It is located in Washington, D.C., with one building completely full, and a second building just beginning to lease up. The values of our property are still substantially in excess of our costs, and leave us significant opportunities for the future.

When looking ahead at the future, we are confident that even this crisis will come to an end. We believe the key to any investment portfolio is transparency and liquidity. As an investor, we always have to balance the opportunities versus the risks. No successful investor spends all day, every day being on the defensive. You can't do well if you are only in a survival mentality. As we have said before, we like to look at ourselves as opportunistic pessimists. We don't want to get carried away, but there are always good opportunities. As a property casualty insurance company without significant catastrophe exposures, we do not need instant liquidity. Unlike some financial institutions, we do not need to turn our entire portfolio into cash within twelve months. However, we must have a high-quality portfolio, where we know we will get paid. In the fourth quarter many opportunities became available, offering very high-quality securities which had become attractively priced due to poor liquidity in the markets. We were able to buy these bonds and lock in extremely attractive returns. Our cash flow continues to be strong, and while we have a few more investments that may require action, we are confident that our portfolio will continue to behave well, even in the most difficult economic climate. The current challenge is reflected in the steepness of the yield curve, the extraordinarily low short-term rates and the significant risk of potential inflation over the longer term. Thus, we face the challenge of not going out too far with our portfolio duration to get a better yield, while at the same time finding investments offering adequate returns, given the current economic climate.

There is no doubt that the beginning of 2009 has not given any of us cause for optimism. And, unlike most previous economic downturns, in the current situation, some of the very basics of our economic structure are under challenge. However, the fundamental value system in America has always been to seize the opportunity, and while pessimism currently prevails, it's easy to see new opportunities popping up every day, from undervalued real estate to empty stores with low rents, to new everyday problems that are waiting for solutions. The current crisis is much closer to the end than the beginning. It takes courage to step in, but as in every crisis, a disproportionate amount of the rewards go to those brave people who step forward early.

SEGMENT OVERVIEW



W. Robert Berkley, Jr.
Executive Vice President

Each of our five business segments – Specialty, Regional, Alternative Markets, Reinsurance, International – comprises individual operating units that serve a market defined by geography, products, services, or types of customers.

Our growth is based on meeting the needs of customers, maintaining a high-quality balance sheet, and allocating capital to our best opportunities.

2008 Revenues and Pre-Tax Income

2008 Revenues
(Dollars in millions)



$1,811
$1,317
$832
$636
$322

2008 Pre-Tax Income
(Dollars in millions)



$375
$109
$202
$118
$53

Specialty 

Regional 

Alternative Markets 

Reinsurance 

International 

2008 Revenues
(By percentage)



- 37%
- 27%
- 17%
- 13%
- 6%

2008 Pre-Tax Income
(By percentage)



- 44%
- 13%
- 23%
- 14%
- 6%

SPECIALTY SEGMENT

$375 million

2008 Pre-tax income

Our Specialty segment is a consistent high performer, with a 5-year average return on equity in excess of 21%. As the largest segment of our business, it is poised to take advantage of market opportunities as they emerge.

Gross Written Premium by Line

(By percentage)



Premises Operations 33%
Commercial Auto 16%
Property 15%
Professional Liability 13%
Other 13%
Products Liability 10%

Segment Data 2008 vs. 2007

(Dollars in millions)

	2008	2007
Total assets	$5,595	$ 5,885
Total revenues	$1,811	$ 2,006
Pre-tax income	$ 375	$ 517
GAAP combined ratio	89%	84%
Return on equity	16%	23%



Robert C. Hewitt
Senior Vice President
Excess and Surplus Lines Operations



Peter L. Kamford
Senior Vice President
Admitted Specialty Lines Operations

> As some of our competitors underwrite risk without appropriate consideration for adequate pricing, we continue to insist on pricing that will generate a long-term underwriting profit.

In any given environment, the specialty lines are more subject to changing competition, as the standard markets expand and contract their appetites to include, or exclude, the harder-to-place risks. These are the highly sophisticated, so-called specialty risks that in any market inherently require greater levels of expertise, knowledge, and experience to evaluate and price accordingly. Our Specialty units are comprised of people who possess the intellectual acumen to price and underwrite these complex risks, and the skill to expertly negotiate the difficult claim when it arises. They have the experience and flexibility to navigate each and every market cycle, and they are vigilant about maintaining the strong relationships with the distribution channels that support these products. These are the people and skills that are important in any environment, and even more so in a challenging market such as 2008.

This was a year of heightened competition in both our Admitted and Excess and Surplus lines segments. The latter, in particular, faced greater challenges as more business migrated back into the standard lines market; this, in conjunction with the entrance of new excess and surplus players, increased competition over the shrinking market share of the wholesale brokerage space. When combined with the significant downturn in the overall economic environment, these factors made for a difficult market as we approached the bottom of the insurance pricing cycle.

However, the financial uncertainty experienced by some competing insurance carriers created opportunities in certain lines and classes. We have continued to focus on building new niches, such as in our Admitted lines, where we formed Berkley Asset Protection Underwriting Managers and Berkley Professional Liability. We built on existing strengths at Admiral Insurance Group, where we formed Admiral Professional Program to focus on allied health and related risks; and at Carolina Casualty Insurance Group, where we launched Gemini Transportation Underwriters, a new division to specialize in transportation excess liability insurance. After many years of observing the offshore energy business, we



James S. Carey
Admiral Insurance Group



Jill E. Wadlund
Berkley Life Sciences



Joseph G. Shores
Berkley Select



Steven S. Zeitman
Berkley Specialty Underwriting Managers

were in a position this year to recruit the leading insurance team in the world marketplace. In the fall of 2008, we formed Berkley Offshore Underwriting Managers to provide property insurance for oil and gas exploration and production risks worldwide. And in our Excess and Surplus lines, we are most pleased with the success of last year's start-ups, Berkley Life Sciences and, in particular, Berkley Select.

In the midst of the soft environment, our Specialty units exercised discipline and held the line on pricing, which reached marginal levels in 2008. As some of our competitors underwrite risk without appropriate consideration for adequate pricing, we continue to insist on pricing that will generate a long-term underwriting profit. However uncomfortable a strategy this may be in the softest part of the insurance cycle, we believe it to be a correct one – and one that will bring far greater opportunities for optimizing long-term, risk-adjusted return in the future.

Operating Units – Excess and Surplus Lines

Admiral Insurance Group is a leading provider of excess and surplus lines coverage to commercial risks that generally involve moderate to high degrees of hazard. It has been recognized as an industry leader and constant force in the surplus lines industry even prior to its purchase by W. R. Berkley in 1979. Its commercial insurance products are supported by highly skilled underwriters who understand evolving industry needs and appropriate pricing disciplines, and who have earned an industry-wide reputation for expertise in the hard-to-place, specialized risk. While Admiral faced the same pressure felt by excess and surplus lines carriers industry-wide in 2008, it maintained its underwriting discipline and avoided increasing market share at the expense of long-term profitability. It was also able to maintain its historically high renewal retention ratio, and grow the allied health and miscellaneous errors and omissions portions of its most profitable professional liability segment. Building on this success, earlier this year it formed Admiral Professional Program to focus on professional liability programs for the healthcare industry. Admiral closed 2008 with $381 million in gross written premium.

Berkley Life Sciences was formed in May 2007 by a team of professionals with experience in developing products and services that meet the evolving needs of customers in the life sciences industry. It offers an array of casualty products designed for businesses in medical device, pharmaceuticals, biotechnology, and dietary supplement, as well as contract service organizations, and research institutions and organizations. Berkley Life Sciences grew in line with expectations during its first full year of operation, which ended with $11 million in gross written premium, and gained significant traction in the second half of the year after release of its new primary product, LS Prime℠, an innovative



Annette Merz
FinSecure



Thomas M. Kuzma
Nautilus Insurance Group



David A. Jordan
Vela Insurance Services

primary liability policy designed to address the complex risks faced by life sciences companies of all sizes. With additional products expected to be introduced in the first or second quarters of 2009, the company anticipates another year of disciplined growth and strengthened market position as it continues to build the foundation for a broad capabilities organization.

Berkley Select enjoyed strong performance in 2008, as it successfully made the transition from start-up to established, credible market in the professional liability arena. Formed in May 2007 by a creative team of insurance professionals with specific expertise in complex professional liability insurance, it has formed collaborative relationships with a small and select group of producers who are themselves experts in the professional liability field. In its first full year of operation, it has distinguished itself by providing flexibility, service and creative solutions to a sophisticated client base, finishing the year with $46 million in gross written premium. Propelled forward in part by the financial and organizational turmoil experienced by other competitors in its markets, Berkley Select was able to seize the opportunity to gain acceptance on certain insurance placements earlier than it had originally anticipated. As a result, 2008 saw the company elevate its reputation as one of the elite, large account writers of professional liability in the United States and is now well situated to build on that foundation in 2009.

Berkley Specialty Underwriting Managers provides excess and surplus lines general liability coverage to the wholesale insurance market and a complete portfolio of commercial property casualty insurance products to the entertainment, sports and environmental industries. While Berkley Specialty Underwriting Managers' Casualty unit came under the same pressures as other general liability lines carriers in 2008, particularly in its product and contractors liability lines, its Entertainment and Sports Division maintained its position as a leading writer of insurance coverages for professional sports teams, and film and video production and venues. The Environmental Division, in particular, continued to build a strong franchise with significant growth during the year. The company was able to benefit overall in 2008 from some of the dislocation caused by the exit of other carriers from the market during the year, as well as the strong diversification of its portfolio. Berkley Specialty Underwriting Managers finished the year with $153 million in gross written premium.

FinSecure, which was formed in 2008, offers an array of customized property casualty insurance products and services for the financial services industry. With a team that averages 23+ years of experience in underwriting and service in this highly specialized market, it is well positioned to meet the unique requirements of its customer segment with an in-depth knowledge and understanding of those exposures, as well as the need



Chandler F. Cox, Jr.
American Mining Insurance Group



Joseph P. Dowd
Berkley Asset Protection Underwriting Managers



Jason R. Niemela
Berkley Aviation



Frank A. Costa
Berkley Offshore Underwriting Managers

for protection through integrated insurance solutions. FinSecure wrote a modest amount of premium in its first year of operation, as products and systems were put in place to write and service business for its insureds. It looks forward to continued growth in 2009 and beyond.

Nautilus Insurance Group provides a market for small to medium-sized commercial risks with low to moderate susceptibility to loss. Commercial excess and surplus lines business is written nationwide through Nautilus Insurance Company, while admitted business is written in a limited number of states through Great Divide Insurance Company. Nautilus has a competitive market advantage in the strong and long-standing relationships it has developed over the years with its general agents, who are chosen on a very selective basis and are closely monitored for performance standards. Although competition continued to increase in the general agency arena in 2008, Nautilus maintained profitability and excellent renewal retention rates. While premium volume decreased, this was primarily due to the decline of larger premium policies and reductions in its contracting business, where the company exercised discipline in pricing. Nautilus finished the year with $279 million in gross written premium.

Vela Insurance Services is an underwriting manager that specializes in general liability/products-completed operations liability and miscellaneous professional liability coverages with a primary focus on contractor and product liability coverages. Based in Chicago with offices in Solvang, CA and Radnor, PA, it writes a variety of classes nationwide exclusively through its network of appointed excess and surplus lines brokers. Vela faced significant challenges in 2008 due to the impact of the current economic environment on the construction market. New business opportunities under its wrap product, which provides coverage for large residential projects, shrank significantly as financing for these ventures became increasingly difficult. Vela's core business was able to maintain a reasonable level of premium volume and profitability in 2008, reaffirming the continued underwriting quality of the portfolio. It is actively exploring opportunities to capitalize on its core competencies, including the potential for expanded construction as the national economy improves and the effects of federal initiatives to stimulate infrastructure spending begin to be felt, and is well prepared to assume its traditional market leadership once the environment improves. Vela's gross written premium for 2008 was $89 million.

Operating Units – Admitted Lines

American Mining Insurance Group, which was acquired by W. R. Berkley Corporation in 2007, offers workers' compensation insurance as well as general liability, automobile and excess liability coverages to mining and mining-related operations. Founded in 1989, it

However uncomfortable a strategy this may be in the softest part of the insurance cycle, we believe it to be a correct one – and one that will bring far greater opportunities for optimizing long-term, risk-adjusted return in the future.

has grown and expanded geographically over time to become the preferred provider of insurance coverages to many within its niche industries. This year, it expanded its operating territory and claims adjusting services by acquiring a key assignment as third-party administrators of workers' compensation mining claims from the state of West Virginia, which joins Alabama, Pennsylvania, Virginia, Kentucky, Tennessee, Maryland and Indiana as operating territories. Further expansion in these areas is planned for 2009. As well, as a result of heightened activity in the mining industry, American Mining received an increase of new business submissions and was able to expand its customer base in 2008. It closed the year with $33 million in gross written premium.

Berkley Asset Protection Underwriting Managers was formed in mid-2008 with a strong foundation of specific market knowledge and specialized expertise in products designed to protect a broad spectrum of high-value commercial and personal assets. Its products include coverages for fine art risks such as museums, galleries, dealers, corporate and private collections and exhibitions; commercial financial institutions and public entity risks; and cash-in transit carriers. Its management team was assembled from the world's leading experts in each of its lines of business and brings long-standing industry relationships with clients and brokers to this highly specialized area of the market.

In its first year of operation, Berkley Asset Protection has been broadly accepted by insurance producers in the U.S. and abroad for its specialty products and established reputation of its principals. In 2009, it will continue to grow its business by focusing on its core product lines and maximizing the opportunities that exist in its niche markets.

Berkley Aviation offers a wide range of aviation insurance products, including coverage for airlines, helicopters, miscellaneous general aviation operations, non-owned aircraft, fixed-base operations, control towers, airports, financial institutions, and other specialized niche programs. Business is placed on an admitted and non-admitted basis in every state through a select group of agents and brokers who specialize in aviation insurance. While the worldwide aviation business continued to face a very challenging environment in 2008, Berkley Aviation successfully navigated this difficult market by shifting its focus during the course of the year to expand its reach in the general aviation market. It also exercised discipline by declining participation in the less profitable international airline business, as well as some of the larger helicopter accounts. In 2009, the company will continue to build on its increasingly strong portfolio of risks as a stable presence in a market where capacity is becoming constrained by market dislocations. Gross written premium in 2008 was $52 million.

These are the people and skills that are important in any environment, and even more so in a challenging market such as 2008.

Berkley Offshore Underwriting Managers, formed in fall 2008, focuses on offshore energy risks, specifically oil rigs and associated risks, and all activities associated with the exploration for and production and transport of oil and gas. With offices in New York, Houston and London, Berkley Offshore provides coverage for fixed and floating property for major oil companies, national oil companies and independent exploration and production companies, contractors, construction and installation risks, and operator's extra expense. In addition to underwriting, it offers specialized, value-added companion services such as engineering expertise. Berkley Offshore's team of seasoned veterans is experienced in the highly specialized business of oil rigs and related activities, and comes with market recognition in underwriting, engineering, and claims management. The company is well placed to become a market leader and a significant contributor to W. R. Berkley Corporation.

Berkley Professional Liability was formed in October 2008 to specialize in professional liability insurance for large publicly traded and private entities based in the United States and Canada. It was formed around a strong team of industry professionals, with known expertise and talent in the professional liability lines. Initial lines of coverage written are directors and officers liability, fiduciary liability and employment practices coverages. Its products are being distributed through appointed and licensed independent agents and brokers throughout North America.

Berkley Underwriting Partners is a leading program management company offering both admitted and non-admitted insurance support for commercial casualty and marine program administrators with specialized insurance expertise. It has built its expertise around blocks of like business, or programs, allowing for more efficient processes and effective oversight of existing programs, as well as sound implementation of new programs. In 2008, the company found new opportunities in niches such as musical instruments for professional musicians, orchestras, symphonies and collectors; an outdoors-based program for hunting and fishing guides and outfitters; sportsmen's clubs; rod and gun clubs; and guided outdoor activities. Berkley Underwriting Partners successfully navigated a very challenging marketplace in 2008, closing the year with $107 million in gross written premium, and stands poised to take advantage of emerging opportunities with its seasoned staff in 2009.



John R. Benedetto
Berkley Professional Liability



John S. Diem
Berkley Underwriting Partners



William E. Haines
Carolina Casualty Insurance Group



William J. Johnston
Clermont Specialty Managers



Douglas J. Powers
Monitor Liability Managers

Carolina Casualty Insurance Group is a leader in the commercial transportation insurance industry, focused on writing intermediate and long-haul trucking, and various classes of business and public auto. Its rich history in the transportation insurance industry, with its origins in 1943, has allowed it over the years to establish itself as a stable participant with a reliable and trusted brand. While 2008 presented significant challenges to the trucking industry, as rising fuel costs and declining overall economic conditions resulted in less tonnage shipped, Carolina Casualty met this challenge by selectively reducing its customer base and critically assessing production sources, with an eye toward long-term profitability. It expanded on its existing strengths with the formation of its new division, Gemini Transportation Underwriters, which will underwrite transportation excess liability, such as railroad and vehicular coverage. As a disciplined and flexible competitor, it is confident in its ability to contract and then grow, as market conditions in the transportation industry improve. Gross written premium in 2008 was $236 million.

Clermont Specialty Managers is a leading underwriter of insurance for high-end cooperative, condominium and quality rental buildings and restaurants in the greater New York/New Jersey and Chicago markets. In 2008, Clermont continued to enjoy a strong reputation in a very competitive New York City metropolitan marketplace, while continuing its successful penetration into the Chicago area with its specialty coverage for high-end apartments and restaurants. Over the year, it strengthened its relationships with new or under-penetrated brokers and continued to restructure its operation with the goal of increasing productivity and expanding the Clermont footprint further beyond the New York City metropolitan base. Its level of claim and customer service, in spite of the soft market conditions, continues to be a differentiator within its two niche classes. Clermont ended 2008 with $59 million in gross written premium.

Monitor Liability Managers provides professional liability insurance in the small to middle market on a nationwide basis. Its intense client focus has allowed it to effectively serve niches such as biotechnology, medical facilities, law firms and hospitality sectors. Over the course of 2008, Monitor maintained solid underwriting standards while continuing to expand its professional liability products, increasing its penetration into new sources of distribution by adding over 400 new producers, and increasing its number of policyholders. It closed the year with $137 million in gross written premium. In 2009, Monitor looks forward to increasing its premium volume in a marketplace that appears to be poised for a hardening environment.

REGIONAL SEGMENT

$109 million

2008 Pre-tax income

Our Regional segment provides a stable and secure market for our clients with strong retentions and profitable results, generating an average return on equity in excess of 20% over the past 5 years.

Gross Written Premium by Line

(By percentage)



Commercial Multiple Peril 34%
Automobile 26%
Workers' Compensation 18%
Other 16%
Assigned Risk Plans 6%

Segment Data 2008 vs. 2007

(Dollars in millions)

	2008	2007
Total assets	**$2,652**	$2,713
Total revenues	**$1,318**	$1,348
Pre-tax income	**$ 109**	$ 215
GAAP combined ratio	**98%**	91%
Return on equity	**10%**	20%



Robert P. Cole
Senior Vice President
Regional Operations

> Ours is a long-term perspective, choosing to deliver value to our customers and maintaining profitability over short-term premium growth or cost-cutting.

The true value of the insurance promise is not always clear until the moment of need. For the property casualty customer, that moment is when the claim arises. It is then that the local presence, the expertise, and the care we provide become words that have meaning. The service we bring to our Regional customers, through our local agents, is that of trusted partner – whose role it is to meet the terms of the insurance agreement and settle the claim promptly, and appropriately, within the terms of that commitment.

It is a commitment that some of our units have been meeting for over 100 years – through local, personalized service that is close to the customer and that responds to the particular needs of the businesses and industries of each of our territories. Throughout our history, we have developed expertise in the niches that drive the communities in which we live and work, whether it is logging in Maine or farms in Iowa or office building services in our nation's capital. And we have developed lasting, mutual relationships not only with our agents and brokers, but with our ultimate customer, our insureds. We are there when the injury, the accident, the storm and the fire occur.

For many in the marketplace, a decrease in price means a reduction in service. But in a Berkley Regional company, price fluctuations in the market have no bearing on how we serve our customers' needs. It is for this reason that our Regional business remained competitive in 2008. Despite the challenges the year brought, in the form of increased storm frequency and the continuing reduction in pricing industry-wide, the segment closed the year with only a slight reduction in premium volume of 4%, and we reported an underwriting profit. Although we did not gain as much new business as in past years, we experienced high retention rates on current business, reflective of

88% Renewal Retention

Reflective of the high levels of service that customers value above price

For many in the marketplace, a decrease in price means a reduction in service. But in a Berkley Regional company, price fluctuations in the market have no bearing on how we serve our customers' needs.

the high levels of service that customers value above price. Ours is a long-term perspective, choosing to deliver value to our customers and maintaining profitability over short-term premium growth or cost-cutting.

In 2008, we continued to seek out new niches in our Regional markets, this year developing deeper expertise and broadening our product offering in areas where we are already strong, such as agribusiness. We used this moment in the market as an opportunity to find ways of delivering even better service, and to provide better information to our customers. We made sophisticated use of analytics in monitoring pricing and risk selection, not only in the aggregate but down to the individual underwriter's desk, letting us know where to adjust rates, terms and conditions to target specific remedies. Now, as we are beginning to see modest price increases, we are poised for the turn in the market with the analytics we want and the tools we need.

Regardless of market environment, we will continue to focus on providing competitively priced products, delivered through a network of local agents and brokers. In environments where others choose to price their products below their costs, we will maintain our discipline in pricing, at the risk of limiting premium growth. But we will not fail to deliver on our commitment to our agents and our insureds.

Operating Units

Acadia Insurance Group is a Northeast regional property casualty insurance company offering commercial coverages in Connecticut, Maine, Massachusetts, New Hampshire, New York and Vermont. Over the years, it has built a significant advantage on knowing its local marketplace better than its competitors – and basing its operating principles on the belief that the best decisions are made by professionals who work



William M. Rohde, Jr.
Acadia Insurance Group



Kevin W. Nattrass
Berkley Mid-Atlantic Group



Bill Thornton
Berkley Regional Specialty

and live in the communities in which they operate. This has allowed it to develop its specialized expertise in regional businesses and industries, such as construction and logging, and deliver a complete portfolio of commercial property casualty products exclusively through local independent agents. These relationships, coupled with a commitment to staffing each state in which it operates with knowledgeable, local professionals, ensure that customers receive superior advice, products and services. Despite a deteriorating marketplace in terms of pricing and weather in 2008, Acadia enjoyed a very profitable year, with $330 million in gross written premium. As it looks forward, it is positioning itself for shifts in the market and broader appetites in industries that will benefit from its unique approach to understanding and servicing business.

Berkley Mid-Atlantic Group is a regional insurance operation offering commercial property casualty coverages in Delaware, the District of Columbia, Maryland, North Carolina, Ohio, Pennsylvania, South Carolina and Virginia. It focuses exclusively on middle market commercial accounts, enabling it to form strong relationships with agents and policyholders and provide the highest level of personalized service to its insureds. It complements its standard writings by offering specialized products in areas such as transportation, public school districts and municipalities, supported by claim, underwriting and risk management services located close to the customer in three full-service regions. In 2008, Berkley Mid-Atlantic expanded its lines of business to include personal yacht and marina coverage, and added further niche programs unique to its local market, including a new product for social service agencies. To better position itself for future opportunities, it upgraded its technology by implementing new finance, accounting and policy rating and issuance systems, which will provide faster and more efficient policy processing and billing services to customers, and allow for more fully integrated portal capabilities. Berkley Mid-Atlantic closed 2008 with outstanding results, with $216 million in gross written premium.

Berkley Regional Specialty was formed in 2005 to provide access for selected agents of the Regional companies to the property casualty surplus lines market, resulting in time and cost-savings for its retail producers as well as the ultimate customer. Its current product lines consist of commercial general liability, commercial property, and inland marine. While Berkley Regional Specialty felt the industry-wide, increased competitive pressures on excess and surplus business, it met these challenges by expanding into new territories in 2008, adding Southern and Mid-Atlantic states to its existing footprint. New underwriting teams were assembled in three locations,



Steven F. Coward
Berkley Surety Group



Bradley S. Kuster
Continental Western Group

and 78 new Regional company agents were appointed in twelve new states, as well as in the current Continental Western Group states. Berkley Regional Specialty is well positioned to help those agents who represent our Regional companies provide access to select specialty designed products, thereby enhancing our distribution relationships. It closed 2008 with $17 million in gross written premium.

Berkley Surety Group is a professional surety underwriting management facility providing surety bonds for contractors and commercial transactions through professional surety producers and multi-line insurance agents. It is based in Morristown, NJ, with sixteen field offices staffed to provide service to the surety industry across the continental United States. Berkley Surety's primary focus has been performance and payment bonds for small to medium-sized construction contractors, with a recently expanded portfolio that includes support for environmental surety, traditional commercial surety and service contractors. New risk management initiatives in 2008 resulted in steadily improving results for a fourth consecutive year. While revenue growth slowed late in the year, Berkley Surety continued efforts to expand its branch framework and solidify its operating foundation with an emphasis on people and management systems, closing 2008 with $41 million in gross written premium. It is well positioned to leverage the anticipated growth accompanying the government's stimulus package in 2009.

Continental Western Group is a leading provider of commercial insurance services to a wide range of businesses throughout the Midwest and Pacific Northwest. It maintains a broad risk appetite, which provides agents with a reliable market for customers in local communities, including fire departments, public entities, motor carriers, and contractors. Continental Western has also leveraged its early roots in farm and grain dealer insurance to develop specific areas of expertise in specialized programs for agriculture-based businesses. Services are provided out of four regional offices, allowing for an in-depth understanding of the unique needs of customers in its territories and the ability to provide unique solutions as well as close, personal service. Although 2008 was a challenging year for the company, as it dealt with unprecedented storm activity, it is responding with new initiatives to improve contractor and trucking results; adding new niche programs such as rural telephone and golf course products to its already strong line-up of existing programs; and installing new technologies that will



Craig W. Sparks
Union Standard Insurance Group



William F. Murray
Regional Excess Underwriters

enhance agent connectivity and position the company for continued success as the market changes. During 2009, Continental Western is also expanding its market position in one of its strongest sectors with a new division, Berkley Agribusiness Risk Specialists. It finished 2008 with $450 million in gross written premium.

Union Standard Insurance Group provides commercial property casualty insurance products to a wide range of small to medium-sized commercial entities through independent insurance agents located throughout nine states: Alabama, Arizona, Arkansas, Kentucky, Mississippi, New Mexico, Oklahoma, Tennessee and Texas. It maintains a strong, local presence in each of its markets, with underwriting and marketing functions staffed close to the customer with experienced professionals who know their geographical areas and local needs well. This unique, decentralized structure and commitment to meeting customer needs have allowed Union Standard to develop niche products tailored to the businesses that are indigenous to its local markets, such as farm and ranch, short-haul transportation, and school programs. While Union Standard was challenged this year by a particularly active storm and hurricane season in its operating territories, it demonstrated outstanding claims service through quick and fair responses to its insureds' needs, earning public expressions of appreciation in local press. Despite three major hurricanes in 2008, Union Standard posted another year of underwriting profit, with $245 million in gross written premium. The company continues to leverage its strong agency relationships and is poised to maximize market opportunities in 2009.

Regional Excess Underwriters, formed in mid-2008, is a full-service excess and surplus lines brokerage offering commercial coverages to Berkley group contracted agents throughout the continental United States. With offices in Westbrook, ME; Charlotte, NC; Chicago, IL; and Irving, TX, it is well positioned to address the needs of agents of W. R. Berkley Corporation member companies by placing their sophisticated risks either within the W. R. Berkley group of highly-rated insurance companies or by drawing upon the resources of external insurance carriers. Regional Excess Underwriters has the ability to place business both as a general agent and as a broker and is licensed in all 50 states, with surplus lines licenses in most.

ALTERNATIVE MARKETS SEGMENT

$202 million

2008 Pre-tax income

Our Alternative Markets segment has produced a 5-year average return on equity in excess of 24%. With unique risk management services and strong relationships with its distribution channels, it is well positioned to maximize opportunities as the market improves.

Gross Written Premium by Operating Unit

(By percentage)



Operating Unit	%
Midwest Employers Casualty	44%
Key Risk	20%
Berkley Risk Administrators	10%
Preferred Employers	9%
Berkley Net Underwriters	7%
Berkley Medical Excess	5%
Berkley Accident and Health	5%

Segment Data 2008 vs. 2007

(Dollars in millions)

	2008	2007
Total assets	$ 3,464	$ 3,261
Total revenues	$ 832	$ 875
Pre-tax income	$ 202	$ 248
GAAP combined ratio	87%	82%
Return on equity	18%	23%



Robert D. Stone
Senior Vice President
Alternative Markets Operations

> Throughout this environment, the Alternative Markets companies have focused on managing through the cycle . . . and have positioned themselves to maximize the opportunities presented by the dislocations and uncertainties in the current economy.

Our Alternative Markets segment was formed around risk management solutions for the insured that elects to retain a meaningful part of its own risk. Over time, we expanded this model to include primary insurance, while maintaining our original focus on loss cost reduction. Today, we help our clients in two ways: by reducing the total cost of their risk, through insurance products and services; and by helping them manage their risk by gaining more control over the causes of loss.

Since its formation in the early 1970s around the workers' compensation line, our Alternative Markets operating units have offered insurance products, sophisticated analytical tools, and services such as loss control and claims management that enable clients to select their risk tolerance, manage it appropriately, and ensure that the risk exposed is protected in the manner they deem necessary. We show our clients how to analyze the risks that confront them in a different way, incorporating benchmarking techniques, sophisticated analytical tools and data that are industry, and often client, specific; and then, we use that information to create programs that address those risks most effectively. In our service units, we assist our self-insured clients in managing risk through superior claims handling, program management, and loss control services. We help our clients know themselves better – this is our unique competitive advantage.

2008 was a good year given the insurance and economic environment for our Alternative Markets segment. While our business began to be adversely affected by the slowing economy by year-end, the segment generated attractive overall returns, and found new opportunities in the marketplace. Several units have positioned themselves to maximize the opportunities presented by the dislocations and uncertainties in the current economy, and we are particularly pleased with the progress of relatively newer units, such as BerkleyNet and Berkley Accident and Health. This year,



Donato Gasparro
Berkley Accident and Health



J. Michael Foley
Berkley Medical Excess Underwriters



John K. Goldwater
Berkley Net Underwriters



Kenneth R. Hopkins
Berkley Risk Administrators Company

as well, we established a new healthcare group captive program, which enables smaller-sized companies to take advantage of the benefits of self-insured healthcare while reducing the volatility associated with smaller, individual self-insured programs.

The Alternative Markets segment was affected by the decline in general insurance rates in 2008, which diminished the relative attractiveness of self-insured products in the short run. Additionally, many of our insurance products are subject to leveraged inflation trends, magnifying healthcare and general inflation effects on our business. As this segment of business primarily relates to workers' compensation, it has unquestionably been impacted by rising unemployment, and we expect this will continue during the current economic downturn. Yet we have been able to maintain discipline in our pricing, as the market begins to show signs of improvement.

Throughout this environment, the Alternative Markets companies have focused on managing through the cycle. As in all market conditions, they have concentrated on offering the right products at the right time and in the right place. Our relationships with our distribution channels – our agents and brokers – have strengthened and supported us for two reasons: the way we do business; and the security we provide. Our trading partners know we deliver on our promises – providing stability, familiarity, service, and financial resources they can rely on in any market.

Operating Units

Berkley Accident and Health provides a broad portfolio of insurance and reinsurance products through two divisions, Healthcare and Specialty Accident. 2008 was a year of significant growth for the company, which expanded its underwriting capabilities and deepened its presence in the medical stop loss marketplace. Gross written premium grew 68% to $33 million at year-end. Throughout the year it continued to expand its Specialty Accident business, building on the strong base it has established since its formation in 2005. In addition to new program offerings, Berkley Accident and Health this year took advantage of its ability to bundle general liability products and services from other Berkley companies, making its offering to the marketplace more convenient and attractive. With the medical stop loss marketplace showing signs of improvement, Berkley Accident and Health looks forward to continuing its momentum through 2009.

83% Combined Ratio

5-year Average

Berkley Medical Excess Underwriters insures healthcare organizations that retain the most predictable layer of risk and seek to maximize the effectiveness and efficiency of their risk financing program. In 2008, it grew its customer base by successfully collaborating with its distribution network to develop customized risk financing programs that address each healthcare facility's individual needs. Several new risk mitigation initiatives were launched during the year to improve not only overall financial performance but patient care quality. The company focused efforts this year specifically on obstetrics, which has twice the severity rate of other high risk service areas, by convening risk managers and doctors to share ideas and action-oriented processes. As financial pressures on healthcare systems heighten the need for the right program structural fit, BerkleyMed's customized and analytical approach to risk management will continue to support this demand. And, it is confident that, as market conditions improve, its distribution network and its insureds will continue to value its comprehensive, integrated approach. BerkleyMed finished 2008 with $32 million in gross written premium, and a solid retention rate of key accounts that have proven to be extremely attractive for the company.

Berkley Net Underwriters utilizes a web-based platform to allow its producers to efficiently quote, bind and service workers' compensation products for small businesses. It focuses on niche insurance products for small and medium-sized commercial risks, using innovative, interactive technology to provide service that is fast, easy to use, and that offers a wide range of options to its customers. BerkleyNet enjoyed exceptional growth in 2008, as its new automated quote and policy issuing system was well received by its distribution partners. Having expanded its footprint to just under 20 states, it anticipates additional growth in 2009 that will solidify its market position as it continues to gain economies of scale and efficiency from its business model. Gross written premium more than doubled to $48 million at year-end.

Berkley Risk Administrators Company provides insurance program management services to a variety of organizations including self-insureds, captives, governmental entities, risk retention groups, and insurance companies. It is also a nationwide third-party administrator of workers' compensation and property liability claims. Berkley Risk Administrators structures a variety of alternative risk financing strategies including captives, risk retention groups, large deductibles and

We show our clients how to analyze the risks that confront them in a different way . . . and help them know themselves better – this is our unique competitive advantage.

other loss sensitive insurance products; and provides program management services to a broad set of self-insured entities. It is the nation's third largest servicing carrier for workers' compensation assigned risk plans, this year having been awarded an allocation of West Virginia's plan. In 2008, it expanded its product offerings by introducing a new, innovative employee benefit captive stop loss product, extending its services into the health insurance sector. Revenues from service fees were $80 million in 2008.

Key Risk Insurance Company and *Key Risk Management Services* are leading providers of workers' compensation insurance products and services for employers throughout the Eastern United States. Recognizing the importance of strong relationships with its distribution network, Key Risk Insurance Company this year decentralized operations into three regions: Mid-Atlantic; Carolinas; and Southern. As a result, it is able to deliver even better local service and enhance the quality of relationships with its independent agency network. Key Risk Management Services grew service fee revenues in 2008 by introducing a new medical bill adjudication product, expanding its jurisdictional footprint into Maryland, and renewing 100% of its expiring contracts. The company introduced MasterKey Connects™, a state-of-the-art, online risk management information system, designed to provide clients with an intuitive tool to access claims data. To provide additional solutions, it also formed an Alternative Risk Transfer (ART) division, which will focus on designing commercial property casualty captive and risk retention group solutions for customers or agents who wish to participate in the underwriting results of their business. 2008 was the ninth year of consecutive growth for Key Risk, with $135 million in gross written premium and $20 million in service fee revenue.

Midwest Employers Casualty Company is a workers' compensation excess insurance carrier which, in addition to providing risk-transfer products, helps its clients achieve best practice results through a sophisticated, analytical approach to risk selection and management. Its Total Cost of Risk (TCOR) program has gained industry-wide recognition for enabling employers to significantly reduce their overall program costs by managing total loss costs. Throughout 2008, Midwest Employers continued to refine and enhance its TCOR strategy, developing sophisticated, proprietary medical data analytics, and creating stronger relationships with its clients, third-party administrators, and agents. This value-added service, which provides self-insured clients with loss prevention tools and benchmarking analytics unique in the marketplace, and a strong reputation for claims handling have allowed the



Robert W. Standen
Key Risk Insurance Company



Joe W. Sykes
Key Risk Insurance Company



Melodee J. Saunders
Midwest Employers Casualty Company



Linda R. Smith
Preferred Employers Insurance Company



Douglass E. Pfeifer
Riverport Insurance Company

company to not only weather challenging market conditions but enhance account retention. Although it felt the strain of the declining rate environment in its business sector during the course of 2008, downward pricing pressure due to competition moderated toward the end of the year. Midwest Employers finished 2008 with $301 million in gross written premium.

Preferred Employers Insurance Company focuses exclusively on workers' compensation products and services for small, owner-managed businesses in California. It serves approximately 11,000 customers covering a broad spectrum of industries throughout the state of California, and has a thorough understanding of the state's diverse industry and economic base, combined with an ability to respond quickly to market conditions. While the California workers' compensation marketplace continued to be extremely competitive in 2008, Preferred had another excellent year and maintained disciplined pricing, closing the year with $60 million in gross written premium. It managed its book of business very effectively in a declining rate environment and is well placed to build on its existing foundation and increase market share and policy count in this new environment of rising rates. In the fourth quarter of 2008, the California Department of Insurance recommended the first rate increase in the state since 2004, and Preferred is confident that growth opportunities should become more plentiful throughout 2009 as industry competitors are forced to raise prices or decrease their appetite for California workers' compensation.

Riverport Insurance Company provides comprehensive property casualty insurance coverages to human services organizations, including nonprofit and for profit organizations; governmental and other specialty entities; and self-insured companies, associations and purchasing groups, where it also selectively provides comprehensive issuing carrier services, such as underwriting, claims, and operational support. In 2008, Riverport continued its core focus on human services, retaining good accounts in a challenging market while expanding into new territories that offer attractive opportunities in that marketplace. Riverport has expanded its licenses into 49 states plus the District of Columbia and is growing its specialty risk business, often in conjunction with other Berkley member companies. Gross written premium for Riverport in 2008 was $67 million.

REINSURANCE SEGMENT

$118 million

2008 Pre-tax income

The selectivity of our portfolio and judicious allocation of capacity to those accounts that offer the best opportunities for risk-adjusted return enabled our Reinsurance segment to maintain a combined ratio below 100% in 2008.

Gross Written Premium by Operating Unit

(By percentage)


Signet Star Re 52%
Facultative ReSources 22%
Lloyd's 14%
B F Re 12%

Segment Data 2008 vs. 2007

(Dollars in millions)

	2008	2007
Total assets	**$4,231**	$4,907
Total revenues	**$ 636**	$ 894
Pre-tax income	**$ 118**	$ 178
GAAP combined ratio	**99%**	97%
Return on equity	**9%**	13%



C. Fred Madsen
Senior Vice President
Reinsurance Operations

Now more than ever, the choice of reinsurance partner determines the outcome.

Our Reinsurance segment provides risk protection to primary insurance companies who are discerning buyers that value our experience and our capital strength. In a segment of the industry where, now more than ever, the choice of reinsurance partner determines the outcome, we align ourselves with companies that are the best practitioners of what they do, in claims handling, underwriting, and actuarial skills, and who understand risk and know how to price it. We seek out ceding companies with good strategy, sound business models, and strong execution to support those efforts – and, most importantly, who share our business values. We opportunistically seek to build lasting relationships of mutual benefit, and make wise selections in choice of trading partner. We are not a market for the reinsurance arbitrageur, who seeks to buy only when products are underpriced.

2008 was therefore a year when managing the underwriting cycle, and applying discipline in terms of the selection and retention process, was key. With primary companies' cession levels at historical lows, the opportunities afforded us were fewer than what they have been at other times in the past, and those opportunities that did present themselves frequently offered less margin than before.

We therefore took this moment in the cycle as an opportunity to evaluate our portfolio and review each risk with a critical eye, looking at less attractive pieces of the portfolio and exercising selectivity about what to retain. It was not a year to launch new products or ventures, but a year to remain focused. We made good underwriting decisions and applied our capital judiciously. Our strategic decision in the past to write less property, which now comprises less than 10% of our overall book, has spared us the severe impact of catastrophe losses experienced over the past year by some of our peer companies. And, having been structurally reorganized over the past five years to capitalize on efficiencies of like models and lines, and to ease business transactions for customers and ceding companies, the segment is now in an excellent position to move forward with capital strength and outstanding teams of people in all areas of our business.

Looking forward, further patience, discipline, and long-term perspective will be required as the overall industry continues to grapple with the declining economic conditions that impact our business. Opportunities in the foreseeable future will continue to be gauged by conditions in the overall market and the economy as a whole; and by how people choose to manage risk,



Daniel L. Avery
B F Re Underwriters



John E. Goodloe
Facultative ReSources

and how those actions translate into the purchase of reinsurance. However, this is a segment of the industry where prices have already begun to firm, and are expected to do so at a more rapid rate in 2009 and beyond.

In the near term, there will also be less overall capacity in the market than in the past, because of a decline in available surplus due to market valuations of investment portolios, as well as relative currency values. Therefore, our market position has been enhanced as we maintain our stable capacity. We are satisfied with our results in 2008 and are expecting 2009 to be a better year, as we go forward with long-term trading partners who respect the value we add, and what we bring to a relationship of mutual benefit.

Operating Units

W. R. Berkley Corporation member companies provide reinsurance coverage and services on an individual basis, through facultative reinsurance, and on a portfolio basis, through treaty reinsurance. We participate as well in business written through Lloyd's. The segment writes on behalf of Berkley Insurance Company (BIC), one of the strongest companies in the insurance and reinsurance markets. BIC carries exceptional ratings, maintaining a Standard & Poor's rating of A+ (Strong), and an A.M. Best Co. rating of A+ (Superior).

B F Re Underwriters is a direct writing casualty reinsurance underwriting manager serving clients through a nationwide network of regional offices. Its facultative reinsurance products include automatic, semi-automatic and individual risk-assumed reinsurance. Since its inception, it has been distinguished by a flat organizational structure and regional operation that allow for customized solutions, rather than the broad-brush approach to products that is often commonplace in the market. B F Re has also developed value-added services that can be applied to any of its casualty lines of business, delivered with its signature consultative approach. In 2008, B F Re prepared for the next market cycle by identifying those customers that align well with it in terms of business strategy, risk appetite, overall portfolio of business, and view of the reinsurance relationship. In difficult market conditions, it maintained the profitability of its book by exercising discipline in accepting new business, as well as in renewing existing business, and launched marketing plans and internal operational initiatives to position the company well for long-term, profitable growth as market conditions improve. It ended 2008 with $56 million in gross written premium.

Facultative ReSources is a leading broker market property casualty facultative underwriting manager which provides reinsurance intermediaries and their ceding company clients with property casualty reinsurance products and a level of service that is recognized



Jon A. Schriber
Signet Star Re



Jeffrey E. Vosburgh
Berkley Risk Solutions

industry-wide. Drawing upon its long, credible history and very rich experience, Facultative ReSources met the market challenges in 2008 by critically examining that history as a dashboard for going forward, and determining what classes of business, which insurance partners, and what tools and analytics would help in selecting the most profitable business for the future. At the same time, it used this period as an opportunity to expand and broaden its expertise in its specialty lines, such as products liability and construction, and is preparing for the next market turn by deepening existing specialties and developing even better risk selection methods. Although 2008 results were affected by the current economic climate, with property lines impacted as well by the year's storm activity, the company is optimistic that its market segment, in particular property facultative, will be one of the first to turn for the better as conditions improve. Facultative ReSources ended 2008 with $101 million in gross written premium.

Signet Star Re is a leading broker market treaty reinsurance underwriter with a primary focus on commercial casualty and professional liability, including medical malpractice. Its emphasis is on providing solutions for insurance companies, or units within an insurance company, that have a successful business model built upon specialization in the products they underwrite. Lines of business include general and products liability, professional, medical malpractice, automobile, workers' compensation, umbrella and excess liability, and selected property per risk treaties entertained in support of other profitable reinsurance business. In 2008, Signet Star continued its philosophy of selectivity, and of seeking out the best practitioners with the best potential for margin, profit, and good long-term outcomes. As well, certain classes and lines of business that were deemed not profitable given market conditions were no longer supported. Its focus on smaller, niche opportunities served Signet Star Re well during a generally difficult insurance market in 2008. It also used the past year as an opportunity to validate its processes as sound, and to increase its operational efficiencies in anticipation of the market turn. Signet Star ended the year with $240 million in gross written premium.

Berkley Risk Solutions is an underwriting management company that provides insurance or reinsurance-based solutions to insureds, insurance companies, and specialized risk-bearing entities such as captives and alternative market mechanisms. It considers a wide variety of submissions for insured, insurance and reinsurance platforms and, through other W. R. Berkley member companies, can offer to its clients the option of purchasing certain ancillary services such as claims handling. Its underwriting team has an industry experience level that averages over 30 years, with highly specialized experience in designing and structuring risk transactions.

INTERNATIONAL SEGMENT

$53 million

2008 Pre-tax income

The market presence of our International segment rose to a new level in 2008, providing greater opportunities for expansion. This increased visibility resulted in 13% growth in revenues.

Gross Written Premium by Territory
(By percentage)



South America	52%
Europe	40%
Asia Pacific	8%

Segment Data 2008 vs. 2007
(Dollars in millions)

	2008	2007
Total assets	$ 879	$ 870
Total revenues	$ 322	$ 285
Pre-tax income	$ 53	$ 44
GAAP combined ratio	101%	95%
Return on equity	15%	15%



Steven W. Taylor
Senior Vice President
International Operations

We saw opportunities in unprecedented number in 2008, as our reputation and strong financial position set us apart from many of our major international competitors.

2008 was a year of marked change in W. R. Berkley's International operations, as we reached a size and scale that enabled us to broaden our global reach, thereby bringing our market presence to a new level. We saw opportunities in unprecedented number, accelerating through the second half of 2008 as our reputation and our strong financial position set us apart from many of our major international competitors. While our domestic operations remain our core business, as the global, competitive environment changes, we are finding more and more opportunities where our unique structure and approach to underwriting can be successfully employed in foreign jurisdictions.

Leveraging our philosophy of decentralized operations, flexibility and in-depth knowledge of local markets, in 2008 we expanded operations into a number of new territories and product lines. In Canada, we opened Berkley Canada as a branch of Berkley Insurance Company, and in the United Kingdom, we applied to Lloyd's to establish an independent presence through a fully aligned W. R. Berkley syndicate. In Australia, our branch of Berkley Insurance Company completed its first full year of operation in 2008 and has emerged as a leading and influential market in its two initial territories of Australia and New Zealand.

Our more mature businesses, in South America and the United Kingdom, continued to develop strongly in 2008, in both instances expanding into new product lines and new territories where an adequate risk-adjusted return is available. Our Asian business, written out of Hong Kong, remains modest by design, awaiting the inevitable firming of many markets in which we participate in that part of the world. We are hopeful that opportunities will present themselves in 2009, both as clients seek to strengthen their reinsurer panel at the same time as adequacy in pricing is returning to a number of Asian markets.



Eduardo I. Llobet
Berkley International Latinoamérica



K. Grant Robson
Berkley Re AsiaPacific

We are finding more and more opportunities where our unique structure and approach to underwriting can be successfully employed in foreign jurisdictions.

We are very optimistic about our prospects in the global marketplace in 2009, and continue to seek out opportunities when like-minded teams of people and attractive market situations present themselves.

Operating Units

During 2008, Berkley International Argentina, the intermediate holding company for our South American member companies, formally became known as *Berkley International Latinoamérica (BILSA)*, thereby marking a new era of geographic expansion and country diversification within one of the fastest growing regions in the world. With its decentralized structure of autonomous regional units, it has been able to successfully understand and respond to local market needs, trends and opportunities throughout Argentina, Brazil and Uruguay to become a leading provider of property, casualty, surety, group life and health and workers' compensation products and services in those operating territories. Combined gross written premium for our Latin American operations in 2008 was $191 million.

This was a landmark year for BILSA operations in Argentina, as *Berkley International Seguros S.A. (BIS)*, its main property casualty underwriting operation, and *Berkley International ART (BIART)*, its workers' compensation facility, both showed strong growth. Both companies have consolidated their market leadership and continue to set industry standards with consistent business strategies, high-quality product portfolios, and efficient operating platforms.

20% Growth

Pre-tax Income

Throughout the market cycle, BILSA operating units in Argentina exercised discipline in underwriting, maintaining their growth potential despite strong price competition in some of their lines, and sustained their position among the most profitable companies in the market. The wide array of insurance products and services they offer, their continuous geographic expansion into new locations, and their ability to meet the demands of the insurance market, either in commercial or personal lines, support a solid foundation for sustainable growth in 2009.

2008 was the second full year of BILSA operations in Brazil, where *Berkley International do Brasil Seguros S.A.* recorded outstanding growth. Headquartered in São Paulo, with branches in Rio de Janeiro and Belo Horizonte, and representation in all major regions of Brazil, it has established a local presence that has allowed it to expand product distribution and increase market penetration to emerge as the fourth largest surety provider in Brazil, just behind long-established major players. Berkley International do Brasil plans to expand into other commercial lines in 2009, such as engineering and general liability, including related products tailored to its surety client base.

2008 also saw the start-up of BILSA operations in Uruguay, where *Berkley International Seguros S.A. (Uruguay)* began underwriting property casualty insurance by mid-year and met its targeted goal for the entire year in just six months. Initially marketing homeowners, fire and cargo insurance, this operating unit, headquartered in Montevideo, has expanded into the automobile, surety and engineering lines, where some interesting and profitable market opportunities have been identified.

The Australia and Hong Kong branches of Berkley Insurance Company, *Berkley Re AsiaPacific*, provide property casualty reinsurance to the Australia, New Zealand, and Asia Pacific insurance markets. The Australian branch, formed in late 2007, has been warmly received by regulators, clients and brokers alike, who have welcomed the entry of a local entity with an ability to target niche reinsurance segments with experience-based knowledge as a competitive advantage. Its operation has an initial focus on excess of loss reinsurance, targeting both property and casualty treaty and facultative contracts, and maintains a multiple distribution channel strategy that includes direct, brokers, managing general agents, captives, self-insureds, and government entities.



Michael A. Sibthorpe
W. R. Berkley Syndicate



Michael S. McLachlan
Berkley Canada



Stuart Wright
W. R. Berkley Insurance (Europe)

Although its portfolio consists primarily of casualty business, Berkley Re AsiaPacific participates in several property lines of business and, in the event that trading conditions improve in the near future, it is expected that this part of the portfolio will grow significantly. In its Hong Kong office, where Berkley Re AsiaPacific's portfolio of Asian business is serviced, the range of both facultative and treaty property casualty products continued to be developed throughout 2008, in response to client needs as well as the growing demand for greater reinsurer choice. As some Asian markets show modest but tangible signs of improvement, additional specialty casualty lines and enhanced capabilities are being considered. As a result, it is anticipated that the Asian-based part of the portfolio will experience strong growth through 2009. Gross written premium for Berkley Re AsiaPacific in 2008 was $30 million.

In 2008, we opened a discussion with Lloyd's of London about the possibility of forming a syndicate to underwrite business on behalf of W. R. Berkley Corporation, and have now made a formal application. This proposed syndicate would focus on lines of business more global in nature, where access to Lloyd's distribution platforms would allow us to further expand our international distribution capabilities. A leading management team with exceptional reputations in the Lloyd's market has been assembled as *W. R. Berkley Syndicate* to further develop this opportunity.

In October 2008, we formed *Berkley Canada* to underwrite on behalf of the Canadian branch of Berkley Insurance Company. Specializing in commercial casualty and professional liability, it offers a broad portfolio of risk products tailored to meet the needs of customers through the independent broker community in Canada. Its initial product lines include various liability products such as commercial general, umbrella and excess, professional, life sciences, and coverages for technology companies. With an ability to provide responsive service and creative solutions through its vast industry

We continue to seek out opportunities when like-minded teams of people and attractive market situations present themselves.

knowledge and diverse talents of its long-experienced people, Berkley Canada is well positioned for leadership in the Canadian specialty business.

W. R. Berkley Insurance (Europe) is a U.K.-based insurer with branch offices in the United Kingdom as well as Spain, Australia and Ireland. Originally formed in 2003 as a London-based insurer specializing primarily in professional indemnity, it has over time expanded its geographic reach and its product offering to include directors and officers liability, medical malpractice, general liability, personal accident and travel, and engineering and construction. In its five years of operation, it has come to be known throughout the industry for the quality and breadth of its products, both standard and tailored, provided to a wide variety of clients. While 2008 brought more challenges than 2007 in terms of pricing, its expansion into new geographical locations, combined with our proven strategy of moving people closer to our targeted client groups, is showing results. Additionally, its recent expansion into both the construction and personal accident lines of business has now begun to show signs of growth. Despite the fact that the trading environment for W. R. Berkley Insurance (Europe) has remained challenging, it anticipates that recent events in the financial markets will enable it to cautiously grow in both its core product lines and new lines of business. The team is well positioned and staffed to take advantage of future firming of the market. W. R. Berkley Insurance (Europe) closed 2008 with $148 million in gross written premium.

CUMULATIVE TOTAL RETURN

Based upon an initial investment of $100 on
December 31, 2003 with dividends reinvested



$250
$200
$150
$100
$50
$0
Dec 03
Dec 04
Dec 05
Dec 06
Dec 07
Dec 08
W. R. Berkley Corporation
S&P 500®
Custom Composite Index (9 Stocks)

The Custom Composite Index consists of ACE Limited, The Chubb Corporation, Cincinnati Financial Corp., CNA Financial Corp., Everest Re Group, Ltd., HCC Insurance Holdings, Inc., Markel Corp., Travelers Cos., Inc. and XL Capital Ltd.

Ohio Casualty Corp. and SAFECO Corp. have been removed from the Custom Composite Index due to acquisitions.

	Dec 03	Dec 04	Dec 05	Dec 06	Dec 07	Dec 08
W. R. Berkley Corporation	$100	$136	$207	$226	$196	$206
S&P 500®	$100	$ 111	$116	$135	$142	$ 90
Custom Composite Index (9 Stocks)	$100	$109	$128	$148	$144	$ 111

FINANCIAL DATA

TABLE OF CONTENTS

FINANCIAL DATA

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years ended December 31,	2008	2007	2006	2005	2004
Net premiums written	**$ 4,033,899**	$ 4,575,989	$ 4,818,993	$ 4,604,574	$ 4,266,361
Net premiums earned	**4,289,580**	4,663,701	4,692,622	4,460,935	4,061,092
Net investment income	**537,033**	634,386	549,030	385,417	274,389
Income (loss) from investment funds	**(3,553)**	38,274	37,145	18,545	16,906
Insurance service fees	**102,856**	97,689	104,812	110,697	109,344
Realized investment gains (losses)	**(356,931)**	49,696	9,648	17,209	48,268
Revenues from wholly-owned investees	**137,280**	102,846	—	—	—
Total revenues	**4,708,808**	5,588,397	5,394,831	4,996,839	4,512,235
Interest expense	**84,623**	88,996	92,522	85,926	66,423
Income before income taxes	**326,322**	1,092,392	988,645	770,537	638,513
Income tax expense	**(44,919)**	(323,070)	(286,398)	(222,521)	(196,235)
Minority interest	**(262)**	(3,083)	(2,729)	(3,124)	(3,446)
Income before change in accounting	**281,141**	766,239	699,518	544,892	438,832
Cumulative effect of change in accounting	**—**	—	—	—	(727)
Net income	**281,141**	766,239	699,518	544,892	438,105
Data per common share:					
Net income per basic share	**1.68**	4.05	3.65	2.86	2.32
Net income per diluted share	**1.62**	3.90	3.46	2.72	2.21
Stockholders' equity	**18.87**	19.92	17.30	13.42	11.13
Cash dividends declared	**.23**	.20	.16	.12	.12
Weighted average shares outstanding:					
Basic	**166,956**	188,981	191,809	190,533	188,912
Diluted	**173,454**	196,698	201,961	200,426	198,408
Balance sheet data as of year end:					
Investments	**$11,143,281**	$11,956,717	$11,172,684	$ 9,866,389	$ 7,346,316
Total assets	**16,121,158**	16,820,005	15,656,489	13,896,287	11,451,033
Reserves for losses and loss expenses	**8,999,596**	8,678,034	7,784,269	6,711,760	5,449,611
Junior subordinated debentures	**249,584**	249,375	241,953	450,634	208,286
Senior notes and other debt	**1,021,869**	1,121,793	869,187	967,818	808,264
Stockholders' equity	**3,046,319**	3,592,368	3,335,159	2,567,077	2,109,702

Certain amounts for 2007 and prior years have been restated to reflect a change in accounting in 2008 and to conform to the presentation of the 2008 financial statements.

PAST PRICES OF COMMON STOCK

The common stock of the Company is traded on the New York Stock Exchange under the symbol "WRB".

	Price Range		Dividends
	High	Low	Declared Per Share
2008			
Fourth Quarter	**$31.21**	**$16.62**	**$.06**
Third Quarter	**29.34**	**20.39**	**.06**
Second Quarter	**29.02**	**24.01**	**.06**
First Quarter	**31.26**	**26.39**	**.05**
2007			
Fourth Quarter	$32.21	$28.04	$.05
Third Quarter	32.81	25.20	.05
Second Quarter	33.80	31.89	.05
First Quarter	35.10	31.30	.05

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

W. R. Berkley Corporation is an insurance holding company that is among the largest commercial lines writers in the United States and operates in five business segments: Specialty insurance, Regional property casualty insurance, Alternative Markets, Reinsurance and International. The Company's primary sources of revenues and earnings are insurance and investments.

The profitability of the Company's insurance business is affected primarily by the adequacy of premium rates. The ultimate adequacy of premium rates is not known with certainty at the time a property casualty insurance policy is issued because premiums are determined before claims are reported. The ultimate adequacy of premium rates is affected mainly by the severity and frequency of claims, which are influenced by many factors, including natural and other disasters, regulatory measures and court decisions that define and change the extent of coverage and the effects of economic inflation on the amount of compensation due for injuries or losses. General insurance prices are also influenced by available insurance capacity, i.e., the level of policyholders' surplus employed in the industry, and the industry's willingness to deploy that capital.

Available insurance capacity has increased in recent years, increasing competition in the industry and putting downward pressure on pricing and terms and conditions. In 2007, we saw increased competition and decreased prices across most of our business segments. This trend of increased competition and decreased prices continued in 2008 and, although there are signs of it beginning to ease for certain lines of business, we expect it to continue in the first half of 2009.

As a result of the current conditions in the financial markets, certain of the largest U.S. insurers have been significantly impacted by, among other things, investment losses, lower credit ratings and reduced policyholders' surplus. This may lead to an increased emphasis on security and credit ratings of insurers, reduced insurance capacity and less competition in the industry, putting upward pressure on pricing and terms and conditions.

The Company's profitability is also affected by its investment income. The Company's invested assets, which are derived from its own capital and cash flow from its insurance business, are invested principally in fixed maturity securities. The return on fixed maturity securities is affected primarily by general interest rates and the credit quality and duration of the securities. The Company also invests in equity securities, including those of financial institutions, merger arbitrage, private equity investments and real estate securities.

CRITICAL ACCOUNTING ESTIMATES

The following presents a discussion of accounting policies and estimates relating to reserves for losses and loss expenses, assumed premiums and investments. Management believes these policies and estimates are the most critical to its operations and require the most difficult, subjective and complex judgments.

Reserves for Losses and Loss Expenses. To recognize liabilities for unpaid losses, either known or unknown, insurers establish reserves, which is a balance sheet account representing estimates of future amounts needed to pay claims and related expenses with respect to insured events which have occurred. Estimates and assumptions relating to reserves for losses and loss expenses are based on complex and subjective judgments, often including the interplay of specific uncertainties with related accounting and actuarial measurements. Such estimates are also susceptible to change as significant periods of time may elapse between the occurrence of an insured loss, the report of the loss to the insurer, the ultimate determination of the cost of the loss and the insurer's payment of that loss.

In general, when a claim is reported, claims personnel establish a "case reserve" for the estimated amount of the ultimate payment. The estimate represents an informed judgment based on general reserving practices and reflects the experience and knowledge of the claims personnel regarding the nature and value of the specific type of claim. Reserves are also established on an aggregate basis to provide for losses incurred but not reported ("IBNR") to the insurer, potential inadequacy of case reserves and the estimated expenses of settling claims, including legal and other fees and general expenses of administrating the claims adjustment process. Reserves are established based upon the then current legal interpretation of coverage provided.

In examining reserve adequacy, several factors are considered in addition to the economic value of losses. These factors include historical data, legal developments, changes in social attitudes and economic conditions, including the effects of inflation. The actuarial process relies on the basic assumption that past experience, adjusted judgmentally for the effects of current developments and anticipated trends, is an appropriate basis for predicting future outcomes. Reserve amounts are necessarily based on management's informed estimates and judgments using currently available data. As additional experience and other data become available and are reviewed, these estimates and judgments may be revised. This may result in reserve increases or decreases that would be reflected in our results in periods in which such estimates and assumptions are changed.

The risk and complexity of estimating loss reserves have increased under the current financial market conditions. It is especially difficult to estimate the impact of inflation on loss reserves given the current economic environment and related government actions. Whereas a slowing economy would generally lead to lower inflation or even deflation, increased government spending would generally lead to higher inflation. A change in our assumptions regarding inflation would result in reserve increases or decreases that would be reflected in our earnings in periods in which such assumptions are changed.

Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what management expects the ultimate settlement and claim administration will cost. While the methods for establishing the reserves are well tested over time, some of the major assumptions about anticipated loss emergence patterns are subject to unanticipated fluctuation. These estimates, which generally involve actuarial projections, are based on management's assessment of facts and circumstances then known, as well as estimates of future trends in claims severity and frequency, judicial theories of liability and other factors, including the actions of third parties which are beyond the Company's control. These variables are affected by external and internal events, such as inflation and economic volatility, judicial and litigation trends, reinsurance coverage, legislative changes and claim handling and reserving practices, which make it more difficult to accurately predict claim costs. The inherent uncertainties of estimating reserves are greater for certain types of liabilities where long periods of time elapse before a definitive determination of liability is made. Because setting reserves is inherently uncertain, the Company cannot assure that its current reserves will prove adequate in light of subsequent events.

Loss reserves included in the Company's financial statements represent management's best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate for each operating unit. These methods include paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. For example, the paid loss and incurred loss development methods rely on historical paid and incurred loss data. For new lines of business, where there is insufficient history of paid and incurred claims data, or in circumstances where there have been significant changes in claim practices, the paid and incurred loss development methods would be less credible than other actuarial methods. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company's own data in selecting "tail factors" and in areas where the Company's own data is limited. The actuarial data is analyzed by line of business, coverage and accident or policy year, as appropriate, for each operating unit.

The establishment of the actuarially derived loss reserve point estimate also includes consideration of qualitative factors that may affect the ultimate losses. These qualitative considerations include, among others, the impact of re-underwriting initiatives, changes in the mix of business, changes in distribution sources and changes in policy terms and conditions. Examples of changes in terms and conditions that can have a significant impact on reserve levels are the use of aggregate policy limits, the expansion of coverage exclusions, whether or not defense costs are within policy limits, and changes in deductibles and attachment points.

The key assumptions used to arrive at the best estimate of loss reserves are the expected loss ratios, rate of loss cost inflation, and reported and paid loss emergence patterns. Expected loss ratios represent management's expectation of losses at the time the business is written, before any actual claims experience has emerged. This expectation is a significant determinant of the estimate of loss reserves for recently written business where there is little paid or incurred loss data to consider. Expected loss ratios are generally derived from historical loss ratios adjusted for the impact of rate changes, loss cost trends and known changes in the type of risks underwritten. Expected loss ratios are estimated for each key line of business within each operating unit. Expected loss cost inflation is particularly important for the long-tail lines, such as excess casualty, and claims with a high medical component, such as workers' compensation. Reported and paid loss emergence patterns are used to project current reported or paid loss amounts to their ultimate settlement value. Loss development factors are based on the historical emergence patterns of paid and incurred losses, and are derived from the Company's own experience and industry data. The paid loss emergence pattern is also significant to excess and assumed workers' compensation reserves because those reserves are discounted to their estimated present value based upon such estimated payout patterns. Management believes the estimates and assumptions it makes in the reserving process provide the best estimate of the ultimate cost of settling claims and related expenses with respect to insured events which have occurred; however, different assumptions and variables could lead to significantly different reserve estimates.

Loss frequency and severity are measures of loss activity that are considered in determining the key assumptions described in our discussion of loss and loss expense reserves, including expected loss ratios, rate of loss cost inflation and reported and paid loss emergence patterns. Loss frequency is a measure of the number of claims per unit of insured exposure, and loss severity is a measure of the average size of claims. Factors affecting loss frequency include the effectiveness of loss controls and safety programs and changes in economic activity or weather patterns. Factors affecting loss severity include changes in policy limits, retentions, rate of inflation and judicial interpretations.

Another factor affecting estimates of loss frequency and severity is the loss reporting lag, which is the period of time between the occurrence of a loss and the date the loss is reported to the Company. The length of the loss reporting lag affects our ability to accurately predict loss frequency (loss frequencies are more predictable for lines with short reporting lags) as well as the amount of reserves needed for incurred but not reported losses (less IBNR is required for lines with short reporting lags). As a result, loss reserves for lines with short reporting lags are likely to have less variation from initial loss estimates. For lines with short reporting lags, which include commercial automobile, primary workers' compensation, commercial multi-peril business, other liability (claims-made) and property business, the key assumption is the loss emergence pattern used to project ultimate loss estimates from known losses paid or reported to date. For lines of business with long reporting lags, which include other liability (occurrence), products liability, excess workers' compensation and liability reinsurance, the key assumption is the expected loss ratio since there is often little paid or incurred loss data to consider.

Historically, the Company has experienced less variation from its initial loss estimates for lines of businesses with short reporting lags than for lines of business with long reporting lags. For example, as of December 31, 2008, initial loss estimates for accident years 1999 through 2007 were decreased by an average of 3% for lines with short reporting lags and by an average of 12% for lines with long reporting lags. For the latest accident year ended December 31, 2008, initial loss estimates were $1.7 billion for lines with short reporting lags and $1.1 billion for lines with long reporting lags.

The key assumptions used in calculating the most recent estimate of the loss reserves are reviewed each quarter and adjusted, to the extent necessary, to reflect historical changes, current trends and other factors observed. If the actual level of loss frequency and severity are higher or lower than expected, the ultimate losses will be different than management's estimate. The following table reflects the impact of changes (which could be favorable or unfavorable) in frequency and severity on our loss estimate for claims occurring in 2008 (dollars in thousands):

	Frequency (+/-)		
Severity (+/-)	1%	5%	10%
1%	56,881	171,208	314,116
5%	171,208	290,062	438,631
10%	314,116	438,631	594,274

Our net reserves for losses and loss expenses of $8.1 billion as of December 31, 2008 relate to multiple accident years. Therefore, the impact of changes in frequency or severity for more than one accident year could be higher or lower than the amounts reflected above.

Approximately $1.8 billion, or 23%, of the Company's net loss reserves as of December 31, 2008 relate to assumed reinsurance business. There is a higher degree of uncertainty and greater variability regarding estimates of assumed loss reserves because those estimates are based, in part, upon information received from ceding companies. If information received from ceding companies is not timely or correct, the Company's estimate of ultimate losses may not be accurate. Furthermore, due to delayed reporting of claim information by ceding companies, the claim settlement tail for assumed reinsurance is extended. Management considers the impact of delayed reporting in its selection of assumed loss development factors.

Information received from ceding companies is used to set initial expected loss ratios, to establish case reserves and to estimate reserves for incurred but not reported losses on assumed reinsurance business. This information, which is generally provided through reinsurance intermediaries, is gathered through the underwriting process and from periodic claim reports and other correspondence with ceding companies. The Company performs underwriting and claim audits of selected ceding companies to determine the accuracy and completeness of information provided to the Company. The information received from the ceding companies is supplemented by the Company's own loss development experience with similar lines of business as well as industry loss trends and loss development benchmarks.

Following is a summary of the Company's reserves for losses and loss expenses by business segment as of December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Specialty	**$2,973,824**	$2,853,479
Regional	**1,329,697**	1,218,703
Alternative Markets	**1,691,678**	1,558,643
Reinsurance	**1,842,848**	1,884,051
International	**284,539**	308,021
Net reserves for losses and loss expenses	**8,122,586**	7,822,897
Ceded reserves for losses and loss expenses	**877,010**	855,137
Gross reserves for losses and loss expenses	**$8,999,596**	$8,678,034

Following is a summary of the Company's net reserves for losses and loss expenses by major line of business as of December 31, 2008 and 2007 (dollars in thousands):

	Reported Case Reserves	Incurred But Not Reported	Total
December 31, 2008			
General liability	**$ 800,059**	**$2,227,257**	**$3,027,316**
Workers' compensation	**988,714**	**1,014,524**	**2,003,238**
Commercial automobile	**393,035**	**210,562**	**603,597**
International	**129,351**	**155,188**	**284,539**
Other	**145,010**	**216,038**	**361,048**
Total primary	**2,456,169**	**3,823,569**	**6,279,738**
Reinsurance	**770,247**	**1,072,601**	**1,842,848**
Total	**$3,226,416**	**$4,896,170**	**$8,122,586**
December 31, 2007			
General liability	$ 756,121	$2,095,913	$2,852,034
Workers' compensation	915,588	929,875	1,845,463
Commercial automobile	377,922	223,767	601,689
International	118,807	189,214	308,021
Other	135,221	196,418	331,639
Total primary	2,303,659	3,635,187	5,938,846
Reinsurance	795,922	1,088,129	1,884,051
Total	$3,099,581	$4,723,316	$7,822,897

For the year ended December 31, 2008, the Company reported losses and loss expenses of $2,689 million. Estimates for claims occurring in prior years decreased by $196 million. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 2002 and prior of $81 million and a decrease in estimates for claims occurring in accident years 2003 through 2007 of $277 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

By segment, prior year reserves decreased by $108 million for Specialty, $40 million for Alternative Markets, $26 million for Regional, $12 million for Reinsurance and $10 million for International. For primary business lines, prior year reserves decreased by $125 million for general liability, $36 million for workers' compensation, $16 million for commercial automobile and $7 million for property. The decrease in prior year reserves for general liability reflects the favorable loss reserve trends for excess and surplus lines for accident years 2003 through 2007.

Loss Reserve Discount. The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 3.1% to 6.5%, with a weighted average discount rate of 4.6%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.5%. The aggregate net discount, after reflecting the effects of ceded reinsurance, was $847 million and $788 million as of December 31, 2008 and December 31, 2007, respectively.

Assumed Reinsurance Premiums. The Company estimates the amount of assumed reinsurance premiums that it will receive under treaty reinsurance agreements at the inception of the contracts. These premium estimates are revised as the actual amount of assumed premiums is reported to the Company by the ceding companies. As estimates of assumed premiums are made or revised, the related amount of earned premium, commissions and incurred losses associated with those premiums are recorded. Estimated assumed premiums receivable were approximately $49 million and $69 million at December 31, 2008 and December 31, 2007, respectively. The assumed premium estimates are based upon terms set forth in the reinsurance agreement, information received from ceding companies during the underwriting and negotiation of the agreement, reports received from ceding companies and discussions and correspondence with reinsurance intermediaries. The Company also considers its own view of market conditions, economic trends and experience with similar lines of business. These premium estimates represent management's best estimate of the ultimate amount of premiums to be received under its assumed reinsurance agreements.

Other Than Temporary Declines in the Value of Investments. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow at maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time. Management regularly reviews securities that have a fair value less than cost to determine whether an other than temporary impairment has occurred. If a decline in value is considered other than temporary, the Company reports a realized loss on its statement of income.

Write downs for other than temporary impairments were $433 million in 2008. These impairment charges included $263 million for Fannie Mae and Freddie Mac preferred stock, $90 million for a REIT common stock, $64 million for preferred stocks issued by banks, insurers and REITs and $16 million for private equity investments.

Fixed Maturity Securities Unrealized Losses - The following table provides a summary of all fixed maturity securities at December 31, 2008 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	Number of Securities	Aggregate Fair Value	Gross Unrealized Losses[1]
Unrealized loss less than 20% of amortized cost	298	$2,345,669	$172,695
Unrealized loss 20% or greater:			
Less than six months	22	57,017	57,589
Six months to less than nine months	6	47,640	23,208
Nine months to less than twelve months	11	100,697	30,479
Twelve months or greater	23	212,463	103,830
Total	360	$2,763,486	$387,801

[1] Fixed maturity securities classified as available for sale are carried at estimated fair value and unrealized losses, net of income taxes, are reported as a component of stockholders' equity.

In determining whether declines in fair values of fixed maturity securities are other than temporary, management assesses the issuer's ability to continue to meet its contractual payment obligations as they become due and whether the Company has the ability and intent to hold the investment until it recovers or matures. The Company's assessment of its intent to hold an investment until it recovers or matures is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), the Company updates its best estimate of the present value of expected cash flows over the life of the security on a quarterly basis. If management determines that the fair value of the securitized financial asset and the present value of the asset's cash flows estimated at the current financial reporting date are less than the present value of the estimated cash flows at the date of purchase, an other-than-temporary impairment is recognized and the securitized financial asset is written down to fair value.

On March 31, 2008, the Company purchased $58 million of senior subordinated secured notes (the "Notes") from a residential mortgage lender (the "Borrower") in connection with a recapitalization plan. At December 31, 2008, the Notes had an amortized cost of $58 million and an estimated market value of $15 million. The market value reflects uncertainty with respect to the Borrower's ability to restructure or refinance certain bank debt that expires on March 16, 2009. The Company believes that the expected cash flow from the Borrower's assets significantly exceeds its debt obligations, and accordingly the Company does not consider the Notes to be other than temporarily impaired.

Other than the Notes referred to above, there were 60 fixed maturity securities for which unrealized losses were 20% or greater than amortized cost at December 31, 2008. Those securities had an aggregate unrealized loss of $172 million. The Company has evaluated these securities and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. The Company does not consider these securities to be other than temporarily impaired.

Perpetual Preferred Securities Unrealized Losses - The following table provides a summary of all perpetual preferred securities at December 31, 2008 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	Number of Securities	Aggregate Fair Value	Gross Unrealized Losses[1]
Unrealized loss less than 20% of amortized cost	20	$ 65,703	$ 9,400
Unrealized loss 20% or greater:			
Less than six months	6	36,673	18,530
Six months to less than nine months	5	16,778	6,227
Nine months to less than twelve months	11	33,195	15,475
Twelve months or greater	24	80,684	47,007
Total	66	$233,033	$96,639

[1] Perpetual preferred securities classified as available for sale are carried at estimated fair value and unrealized losses, net of income taxes, are reported as a component of stockholders' equity.

In assessing other than temporary impairments of perpetual preferred securities, the Company applies an impairment model similar to those used for a fixed maturity security provided there has been no evidence of deterioration in credit of the issuer. Otherwise, impairment tests for perpetual preferred securities are similar to that used for common stock.

The Company owns perpetual preferred securities issued by two U.S. banks that were rated investment grade at December 31, 2008 and were downgraded to below investment grade subsequent to year end. These securities had a carrying value of $47 million and an unrealized loss of $21 million at December 31, 2008. The rating downgrades were generally due to current and expected financial performance, asset quality problems globally and the possibility that dividends would be deferred. As a result of these downgrades, we are required to evaluate the securities for other than temporary impairment using the equity security model rather than the debt security model. Based on the duration and severity of the decline, the Company does not consider the securities to be other than temporarily impaired as of December 31, 2008.

Other than the securities referred to above, there were 42 securities for which unrealized losses were 20% or greater than amortized cost at December 31, 2008. Those securities, which had an aggregate unrealized loss of $66 million, are primarily investment grade securities issued by banks, insurers and REITs. The Company has the ability and intent to hold these securities at least until the investment impairment is recovered. The Company believes these unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors and does not consider these securities to be other than temporarily impaired.

Common Stock Unrealized Losses - In determining whether declines in fair values of common stock are other than temporary, management assesses (1) the severity and duration of the impairment, (2) the historical and implied volatility of the security, (3) recoveries or additional declines in fair value subsequent to the balance sheet date, (4) the financial condition and near-term prospects of the issuer, (5) whether the market decline was affected by macroeconomic conditions or by specific information pertaining to an individual security and (6) the length of the forecasted recovery period.

At December 31, 2008, the Company owned a common stock of a monoline insurance company with a fair value of $6 million and an unrealized loss of $8 million. The insurer's stock price was highly volatile in the fourth quarter of 2008, and the Company's investment in the insurer had been in an unrealized loss position for less than two months at year-end. As of the most recent reporting date, the insurer's book value was significantly above the average cost per share. The Company does not consider the stock to be other than temporarily impaired. There were no other common stocks in an unrealized loss position at December 31, 2008.

Because of changing economic and market conditions affecting issuers of debt and equity securities and the performance of the underlying collateral affecting certain classes of assets, it is reasonably possible that we will recognize other-than-temporary impairments in the future.

Fair Value Measurements

The Company's fixed income securities and equity securities available for sale and its trading account securities are carried at fair value. Because many fixed income securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded and securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

Results of Operations for the Years Ended December 31, 2008 and 2007

Business Segment Results

The following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2008 and 2007. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands).

	2008	2007
Specialty		
Gross premiums written	**$ 1,590,335**	$1,816,727
Net premiums written	**1,453,778**	1,704,880
Premiums earned	**1,618,915**	1,772,547
Loss ratio	**60.1%**	57.3%
Expense ratio	**28.4%**	26.7%
Combined ratio	**88.5%**	84.0%

(Dollars in thousands)	2008	2007
Regional		
Gross premiums written	**$1,385,791**	$1,441,077
Net premiums written	**1,211,096**	1,267,451
Premiums earned	**1,237,258**	1,250,914
Loss ratio	**65.4%**	59.1%
Expense ratio	**32.3%**	31.4%
Combined ratio	**97.7%**	90.5%
Alternative Markets		
Gross premiums written	**$ 715,979**	$ 758,285
Net premiums written	**622,185**	656,369
Premiums earned	**626,858**	651,909
Loss ratio	**62.7%**	59.2%
Expense ratio	**24.2%**	23.1%
Combined ratio	**86.9%**	82.3%
Reinsurance		
Gross premiums written	**$ 458,668**	$ 732,233
Net premiums written	**435,108**	682,241
Premiums earned	**519,717**	740,439
Loss ratio	**64.7%**	65.3%
Expense ratio	**34.7%**	31.3%
Combined ratio	**99.4%**	96.6%
International		
Gross premiums written	**$ 369,353**	$ 304,908
Net premiums written	**311,732**	265,048
Premiums earned	**286,832**	247,892
Loss ratio	**61.7%**	62.6%
Expense ratio	**38.9%**	32.4%
Combined ratio	**100.6%**	95.0%
Consolidated		
Gross premiums written	**$4,520,126**	$5,053,230
Net premiums written	**4,033,899**	4,575,989
Premiums earned	**4,289,580**	4,663,701
Loss ratio	**62.7%**	59.6%
Expense ratio	**30.4%**	28.5%
Combined ratio	**93.1%**	88.1%

Net Income. The following table presents the Company's net income and net income per diluted share for the years ended December 31, 2008 and 2007 (amounts in thousands, except per share data):

	2008	2007
Net income	**$281,141**	$766,239
Weighted average diluted shares	**173,454**	196,698
Net income per diluted share	**$ 1.62**	$ 3.90

Net income decreased to $281 million in 2008 from $766 million in 2007 primarily due to realized investment losses, net of tax of $232 million in 2008 as compared to realized investment gains, net of tax of $32 million in 2007. In addition, underwriting profits and investment income were lower in 2008. The decrease in weighted average diluted shares resulted from the Company's repurchases of its common stock in 2007 and 2008.

Gross Premiums Written. Gross premiums written were $4.5 billion in 2008, down 11% from 2007. The Company has experienced increased competition and downward pressure on pricing since 2004. This trend continued in 2008, with overall price levels for renewal business declining approximately 5% as compared with the prior year period. New business volume was also lower in 2008. Gross premiums written for businesses that were started or acquired since 2006 were $298 million in 2008 and $171 million in 2007.

A summary of gross premiums written in 2008 compared with 2007 by business segment follows:

- Specialty gross premiums decreased by 12% to $1,590 million in 2008 from $1,817 million in 2007 due to lower premiums and less new business. The number of new and renewal policies issued in 2008, net of policy cancellations, was essentially unchanged. Gross premiums written decreased 26% for products liability, 24% for premises operations, 11% for commercial automobile and 8% for property lines. Gross premiums written increased 14% for professional liability.

- Regional gross premiums decreased by 4% to $1,386 million in 2008 from $1,441 million in 2007 due primarily to lower prices. The number of new and renewal policies issued in 2008, net of policy cancellations, was essentially unchanged. Gross premiums written decreased 5% for commercial automobile, 5% for commercial multiple peril and 2% for workers' compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $87 million in 2008 and $88 million in 2007.

- Alternative Markets gross premiums decreased by 6% to $716 million in 2008 from $758 million in 2007 due primarily to lower prices. The number of new and renewal policies issued (excluding personal accident business, a new line of business for the Company) decreased 28% in 2008, net of policy cancellations. Gross premiums written decreased 12% for excess workers' compensation and 1% for primary workers' compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $41 million in 2008 and $61 million in 2007.

- Reinsurance gross premiums decreased by 37% to $459 million in 2008 from $732 million in 2007. The decline was due to non-renewals and lower new business volume as a result of business lost to competitors or retained by ceding companies. Casualty gross premiums written decreased 32% to $380 million, and property gross premiums written decreased 55% to $79 million.

- International gross premiums increased by 21% to $369 million in 2008 from $305 million in 2007. Gross premiums in the U.K. and Continental Europe decreased 8% primarily as a result of the strengthening of the U.S. dollar against foreign currencies. Gross premiums in South America increased 34% as a result of higher price levels and new business. Gross premiums for the Australian reinsurance branch, which began operating in 2008, were $25 million.

Premiums Earned. Premiums earned decreased 8% to $4,290 million in 2008 from $4,664 million in 2007. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2008 are related to business written during both 2008 and 2007. The 8% decrease for 2008 earned premiums reflects the underlying decline in net premiums written in 2007 and 2008.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2008 and 2007 (dollars in thousands):

	Amount		Average Annualized Yield	
	2008	2007	2008	2007
Fixed maturity securities, including cash	**$497,549**	$500,378	**4.6%**	4.7%
Arbitrage trading account and funds	**6,032**	80,253	**0.8%**	9.8%
Equity securities available for sale	**38,144**	57,502	**5.5%**	7.0%
Gross investment income	**541,725**	638,133	**4.4%**	5.3%
Investment expenses	**(4,692)**	(3,747)		
Total	**$537,033**	$634,386	**4.3%**	5.2%

Net investment income decreased 15% to $537 million in 2008 from $634 million in 2007 primarily as a result of lower income from the arbitrage trading account, which includes merger arbitrage and convertible arbitrage. Investment income from merger arbitrage investments decreased to $19 million from $65 million due primarily to a significant reduction in merger activity and related investment opportunities. Convertible arbitrage reported a loss of $13 million in 2008 compared with income of $16 million in 2007, as many of the financial institutions that were severely impacted by the credit crisis in 2008 were both issuers and holders of convertible preferred shares. Investment income from equity securities available for sale declined to $38 million from $58 million due to the deferral of dividends for Fannie Mae and Freddie Mac and to lower dividends for floating rate securities. Average invested assets, at cost (including cash and cash equivalents) increased 3% to $12.4 billion in 2008 from $12.1 billion in 2007 primarily as a result of cash flow from operations which was partially offset by cash used for repurchases of the Company's common stock.

Income (Loss) from Investment Funds. Following is a summary of income (loss) from investment funds for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Real estate funds	**$(42,490)**	$25,007
Kiln Ltd	**10,697**	16,052
Energy	**30,785**	1,323
Other	**(2,545)**	(4,108)
Total	**$ (3,553)**	$38,274

Losses from investment funds were $3.6 million in 2008 compared to income of $38.3 million in 2007, primarily as a result of losses from real estate funds. The real estate funds invest primarily in commercial loans and securities that are marked to market and were marked down as credit spreads widened significantly following the bankruptcy of Lehman Brothers, government intervention, heightened concern over the U.S. and global economies, deleveraging of capital markets, increased market illiquidity and a worsening credit outlook. Income from energy funds increased to $31 million from $1 million due to an increase in the fair value of energy related investments held by the funds. The decrease in income from Kiln Ltd is due to the sale of the Company's interest in Kiln Ltd in March 2008.

The Company's share of the earnings or losses of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements. Subsequent to December 31, 2008, the Company received 2008 financial statements for certain real estate and energy funds. The Company's share of net losses reported by these funds for their 2008 fourth quarter was $111 million pre-tax, or $72 million after-tax. The Company will report this loss, together with the results for investment funds for which 2008 financial statements have not yet been received, in its income statement for the first quarter of 2009.

Insurance Service Fees. The Alternative Markets and Specialty segments offer fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees increased to $103 million in 2008 from $98 million in 2007 primarily as a result of the acquisition of American Mining Insurance Company in October 2007.

Realized Investment Gains (Losses). Realized investment gains (losses) result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. The Company buys and sells securities on a regular basis in order to maximize its total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

Realized investment losses were $357 million in 2008 compared with realized investment gains of $50 million in 2007. Write downs for other-than-temporary impairments were $433 million in 2008. These impairment charges included $263 million from the write down of preferred stocks issued by Fannie Mae and Freddie Mac, $90 million for a REIT common stock, $64 million for preferred stocks issued by banks, insurers and REITs and $16 million for private equity investments. Net realized investment gains (excluding investment impairments) in 2008 were $76 million, including a gain of $70 million from the sale of the Company's interest in Kiln Ltd.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $137 million in 2008 compared with $103 million in 2007. These revenues were derived from three fixed base operators that were separately purchased in 2007 and 2008. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. The 2008 and 2007 revenues are not comparative since the companies are not included for the same periods.

Losses and Loss Expenses. Losses and loss expenses decreased to $2,689 million in 2008 from $2,780 million in 2007. The consolidated loss ratio was 62.7% in 2008 compared with 59.6% in 2007. Estimated loss ratios for accident year 2008 were higher due to higher weather-related losses, a decline in price levels and the impact of anticipated loss cost trends and inflation. Weather-related losses (including reinstatement premiums) were $114 million in 2008 compared with $34 million in 2007. The 2008 weather-related losses included losses from Hurricanes Ike, Gustav and Dolly. The increase in the accident year 2008 loss ratio was partially offset by favorable prior year reserve development, which was $196 million in 2008 compared with $106 million in 2007. The favorable loss reserve development in 2008 and 2007 was primarily related to the Specialty segment. A summary of loss ratios in 2008 compared with 2007 by business segment follows:

- Specialty's loss ratio increased to 60.1% in 2008 from 57.3% in 2007. Estimated loss ratios for accident year 2008 were higher due to a decline in price levels and a more competitive market environment. The increase in the accident year 2008 loss ratio was partially offset by favorable reserve development. Net favorable prior year development was $108 million in 2008 compared with $97 million in 2007.

- The Regional loss ratio increased to 65.4% in 2008 from 59.1% in 2007. Estimated loss ratios for accident year 2008 were higher due to higher weather-related losses and to a decline in price levels. Weather-related losses were $86 million in 2008 compared with $34 million in 2007. Net favorable prior year development was $26 million in 2008 compared with $22 million in 2007.

- Alternative Markets' loss ratio increased to 62.7% from 59.2% in 2007. Estimated loss ratios for accident year 2008 were higher due to a decline in price levels, a more competitive market environment and the impact of lower discount rates used to discount excess workers' compensation reserves. Net favorable prior year development was $40 million in 2008 compared with $24 million in 2007.

- The Reinsurance loss ratio decreased to 64.7% in 2008 from 65.3% in 2007 due primarily to favorable reserve development. Favorable prior year development was $12 million in 2008 compared with unfavorable prior year development of $44 million in 2007.

- The International loss ratio decreased to 61.7% in 2008 from 62.6% in 2007 due to favorable reserve development and a change in the mix of business. Favorable prior year development was $10 million in 2008 compared with $7 million in 2007.

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Underwriting expenses	**$1,303,551**	$1,330,519
Service expenses	**87,397**	90,561
Other costs and expenses	**84,217**	109,907
Total	**$1,475,165**	$1,530,987

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) increased to 30.4% in 2008 from 28.5% in 2007 primarily due to the decline in earned premiums.

Service expenses, which represent the costs associated with the Alternative Markets and Specialty segments' fee-based businesses, decreased 3% to $87 million due to lower employment costs.

Other costs and expenses, which represent corporate expenses and foreign currency transaction gains and losses, decreased 23% to $84 million. The decrease was due to lower incentive compensation costs and to foreign currency transaction gains.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees were $134 million in 2008 compared to $96 million in 2007. These expenses represent costs associated with three fixed base operators that were separately purchased in 2007 and 2008. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses. The 2008 and 2007 expenses are not comparative since the companies are not included for the same periods.

Interest Expense. Interest expense decreased 5% to $85 million primarily due to the repayment of $89 million of 9.875% senior notes in May 2008.

Income Taxes. The effective income tax rate was 14% in 2008 and 29% in 2007. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income, which represented a greater portion of pre-tax income in 2008.

Results of Operations for the Years Ended December 31, 2007 and 2006

Business Segment Results

Following is a summary of gross and net premiums written, premiums earned, loss ratios (losses and loss expenses incurred expressed as a percentage of premiums earned), expense ratios (underwriting expenses expressed as a percentage of premiums earned) and combined ratios (sum of loss ratio and expense ratio) for each of our business segments for the years ended December 31, 2007 and 2006. The combined ratio represents a measure of underwriting profitability, excluding investment income. A combined ratio in excess of 100 indicates an underwriting loss; a number below 100 indicates an underwriting profit (dollars in thousands).

	2007	2006
Specialty		
Gross premiums written	$1,816,727	$1,918,521
Net premiums written	1,704,880	1,814,479
Premiums earned	1,772,547	1,752,507
Loss ratio	57.3%	59.1%
Expense ratio	26.7%	25.0%
Combined ratio	84.0%	84.1%
Regional		
Gross premiums written	$1,441,077	$1,415,311
Net premiums written	1,267,451	1,235,302
Premiums earned	1,250,914	1,205,912
Loss ratio	59.1%	59.7%
Expense ratio	31.4%	30.6%
Combined ratio	90.5%	90.3%
Alternative Markets		
Gross premiums written	$ 758,285	$ 747,680
Net premiums written	656,369	651,255
Premiums earned	651,909	658,805
Loss ratio	59.2%	53.5%
Expense ratio	23.1%	22.1%
Combined ratio	82.3%	75.6%
Reinsurance		
Gross premiums written	$ 732,233	$ 940,797
Net premiums written	682,241	892,769
Premiums earned	740,439	859,411
Loss ratio	65.3%	72.0%
Expense ratio	31.3%	27.8%
Combined ratio	96.6%	99.8%

(Dollars in thousands)	2007	2006
International		
Gross premiums written	$ 304,908	$ 254,605
Net premiums written	265,048	225,188
Premiums earned	247,892	215,987
Loss ratio	62.6%	64.2%
Expense ratio	32.4%	32.0%
Combined ratio	95.0%	96.2%
Consolidated		
Gross premiums written	$5,053,230	$5,276,914
Net premiums written	4,575,989	4,818,993
Premiums earned	4,663,701	4,692,622
Loss ratio	59.6%	61.0%
Expense ratio	28.5%	27.0%
Combined ratio	88.1%	88.0%

Net Income. The following table presents the Company's net income and net income per share for the years ended December 31, 2007 and 2006 (amounts in thousands, except per share data):

	2007	2006
Net income	$766,239	$699,518
Weighted average diluted shares	196,698	201,961
Net income per diluted share	$ 3.90	$ 3.46

The increase in net income in 2007 compared with 2006 reflects higher investment income as a result of operating cash flow. Underwriting profits were essentially unchanged as favorable prior year loss reserve development was offset by a higher expected loss ratio for accident year 2007 and by higher underwriting expenses.

Gross Premiums Written. Gross premiums written were $5.1 billion in 2007, down 4% from 2006. The Company has experienced increased competition and downward pressure on pricing since 2004. This trend continued in 2007, with price levels for renewal business declining approximately 5% as compared with the prior year period.

A summary of gross premiums written in 2007 compared with 2006 by business segment follows:

- Specialty gross premiums decreased by 5% to $1,817 million in 2007 from $1,919 million in 2006 due to primarily to lower prices. The number of new and renewal policies issued in 2007, net of policy cancellations, increased 3%. Gross premiums written decreased 15% for premises operations and 13% for products liability. Gross premiums written increased 11% for property lines and 5% for professional liability. Commercial automobile gross premiums written were essentially unchanged.

- Regional gross premiums increased by 2% to $1,441 million in 2007 from $1,415 million in 2006 as new business was partially offset by lower prices. The number of new and renewal policies issued in 2007, net of policy cancellations, increased 1%. Gross premiums written increased 4% for commercial automobile and 1% for workers' compensation. Commercial multiple peril was virtually unchanged. Gross premiums include assigned risk premiums, which are fully reinsured, of $88 million in 2007 and $102 million in 2006.

- Alternative Markets gross premiums increased by 1% to $758 million in 2007 from $748 million in 2006 as new business was partially offset by lower prices. The number of new and renewal policies issued, excluding personal accident business which is a new line of business, increased 3% in 2007 (net of policy cancellations). Gross premiums written decreased 3% for primary workers' compensation and increased 3% for excess workers' compensation. Gross premiums include assigned risk premiums, which are fully reinsured, of $61 million in 2007 and $67 million in 2006.

- Reinsurance gross premiums decreased by 22% to $732 million in 2007 from $941 million in 2006. Casualty gross premiums written decreased 29% to $558 million, and property gross premiums written increased 10% to $174 million. The 2006 premiums include $131 million related to two medical malpractice reinsurance agreements that expired in 2007 and were not renewed. While these agreements contained limits on the potential amount of losses to be paid by the Company, they also contained limits on the potential profits that may be earned by the Company.

- International gross premiums increased by 20% to $305 million in 2007 from $255 million in 2006. Gross premiums in the UK and Europe increased 19% as a result of expanded product offerings and from the impact of foreign exchange rates. Gross premiums in Argentina increased 32% as a result of higher price levels.

Net Premiums Earned. Net premiums earned decreased 1% to $4,664 million from $4,693 million in 2006. Insurance premiums are earned ratably over the policy term, and therefore premiums earned in 2007 are related to business written during both 2007 and 2006. The 1% decrease for 2007 earned premiums reflects the underlying decline in net premiums written in 2007.

Net Investment Income. Following is a summary of net investment income for the years ended December 31, 2007 and 2006 (dollars in thousands):

	Amount		Average Annualized Yield	
	2007	2006	2007	2006
Fixed maturity securities, including cash	$500,378	$441,421	4.7%	4.6%
Arbitrage trading account	80,253	74,551	9.8%	10.4%
Equity securities available for sale	57,502	35,662	7.0%	6.8%
Gross investment income	638,133	551,634	5.3%	5.1%
Investment expenses	(3,747)	(2,604)		
Total	$634,386	$549,030	5.2%	5.1%

Net investment income increased 15% to $634 million in 2007 from $549 million in 2006. Average invested assets (including cash and cash equivalents) increased 13% to $12.1 billion in 2007 from $10.7 billion in 2006 as a result of cash flow from operations.

Income (Loss) from Investment Funds. Following is a summary of income from investment funds for the years ended December 31, 2007 and 2006 (dollars in thousands):

	2007	2006
Real estate	$25,007	$23,421
Kiln Ltd	16,052	15,883
Energy	1,323	2,014
Other	(4,108)	(4,173)
Total	$38,274	$37,145

Income from investment funds was $38.3 million in 2007 as compared to $37.1 million in 2006. Average invested assets increased to $474 million in 2007 from $391 million in 2006.

Insurance Service Fees. The Alternative Markets and Specialty segments offer fee-based services to help clients develop and administer self-insurance programs, primarily for workers' compensation coverage. Service fees were $98 million in 2007, down from $105 million in 2006, primarily as a result of a decline in fees for managing state-sponsored assigned risk plans.

Realized Investment Gains. Realized investment gains result primarily from sales of securities, as well as from provisions for other than temporary impairment in securities. Realized investment gains were $50 million in 2007 compared with $10 million in 2006. Charges for impairment of investments were $2.7 million in 2007 and $0.1 million in 2006. The Company buys and sells securities on a regular basis in order to maximize the total return on investments. Decisions to sell securities are based on management's view of the underlying fundamentals of specific securities as well as management's expectations regarding interest rates, credit spreads, currency values and general economic conditions.

Revenues from Wholly-Owned Investees. Revenues from wholly-owned investees were $103 million in 2007. These revenues were derived from two fixed base operators that the Company acquired in 2007. These companies provide services to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication.

Losses and Loss Expenses. Losses and loss expenses decreased 3% to $2,780 million in 2007 from $2,864 million in 2006. The consolidated loss ratio was 59.6% in 2007 compared with 61.0% in 2006. The 2007 loss ratio reflects favorable prior year loss reserve development of $106 million compared with $27 million of adverse development in 2006. The favorable loss reserve development was primarily related to the Specialty segment. The Company also experienced favorable development for the Regional, Alternative Markets and International segments that was partially offset by unfavorable reserve development for the Reinsurance segment. The expected loss ratio for premiums earned in 2007 is higher than the expected loss ratio for the preceding year as a result of a decline in average prices. Weather-related losses were $34 million in 2007 compared with $39 million in 2006. A summary of loss ratios in 2007 compared with 2006 by business segment follows:

- Specialty's loss ratio decreased to 57.3% in 2007 from 59.1% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $97 million in 2007 compared with $6 million in 2006), partially offset by a higher expected loss ratio for accident year 2007 due to a decline in price levels. The favorable loss reserve development was primarily related to general liability business for accident years 2004 through 2006.

- The Regional loss ratio decreased to 59.1% in 2007 from 59.7% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $22 million in 2007 compared with unfavorable loss reserve changes of $16 million in 2006), partially offset by a higher expected loss ratio for accident year 2007 as a result of a decline in price levels. Weather-related losses were $34 million in 2007 compared with $39 million in 2006.

- Alternative Market's loss ratio increased to 59.2% from 53.5%. The increase reflects the impact of prior year reserve changes (favorable loss reserve changes were $24 million in 2007 compared to $48 million in 2006). In 2007, favorable loss reserve changes for primary workers' compensation and medical excess business were offset by unfavorable loss reserve development for excess workers' compensation business. The expected loss ratio for premiums earned in 2007 is higher than the expected loss ratio for the preceding year as a result of a decline in average prices.

- The Reinsurance loss ratio decreased to 65.3% in 2007 from 72.0% in 2006. The decrease reflects improved underwriting results from treaty reinsurance business and the Company's participation in business underwritten at Lloyd's. Prior year loss reserves increased by $44 million in 2007 compared with $69 million in 2006.
- The International loss ratio decreased to 62.6% in 2007 from 64.2% in 2006. The decrease reflects the impact of prior year loss reserve changes (favorable loss reserve changes were $7 million in 2007 compared with $4 million in 2006).

Other Operating Costs and Expenses. Following is a summary of other operating costs and expenses for the years ended December 31, 2007 and 2006 (dollars in thousands):

	2007	2006
Underwriting expenses	$1,330,519	$1,267,217
Service expenses	90,561	88,961
Other costs and expenses	109,907	92,988
Total	$1,530,987	$1,449,166

Underwriting expenses are comprised of commissions paid to agents and brokers, premium taxes and other assessments and internal underwriting costs. Underwriting expenses increased 5% in 2007 primarily as a result of higher compensation costs and agent commissions, including contingent commissions. The consolidated expense ratio (underwriting expenses expressed as a percentage of premiums earned) was 28.5% in 2007 compared with 27.0% in 2006.

Service expenses, which represent the costs associated with the Alternative Markets and Specialty segments' fee-based business, increased 2% to $91 million.

Other costs and expenses, which represent corporate expenses and foreign currency transaction gains and losses, increased 18% to $110 million primarily as a result of higher costs for incentive compensation programs.

Expenses from Wholly-Owned Investees. Expenses from wholly-owned investees of $96 million in 2007 represent costs associated with revenues from wholly-owned investees described above. These include cost of goods sold related to aircraft and other sales, labor and equipment costs related to repairs and other services and general and administrative expenses.

Interest Expense. Interest expense decreased 4% to $89 million as a result of the redemption of $210 million of 8.197% junior subordinated debentures in December 2006, partially offset by the issuance of $250 million of 6.25% senior notes in February 2007.

Income Taxes. The effective income tax rate was 29% in 2007 and 2006. The effective tax rate differs from the federal income tax rate of 35% primarily because of tax-exempt investment income.

INVESTMENTS

As part of its investment strategy, the Company establishes a level of cash and highly liquid short-term and intermediate-term securities that, combined with expected cash flow, it believes adequate to meet payment obligations. The Company also attempts to maintain an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations.

The Company's investment portfolio and investment-related assets as of December 31, 2008 were as follows (dollars in thousands):

	Cost	Carrying Value
Fixed maturity securities		
United States government and government agencies	$ 1,083,677	$ 1,126,684
State and municipal	5,660,588	5,660,641
Mortgage-backed securities		
Agency	1,125,132	1,152,557
Residential-Prime	447,669	376,916
Residential-Alt A	110,192	100,125
Commercial	74,517	51,861
Total mortgage-backed securities	1,757,510	1,681,459
Corporate		
Financial	439,080	378,035
Industrial	244,232	225,090
Asset-backed	194,435	160,747
Utilities	127,640	120,998
Other	95,020	88,603
Total corporate	1,100,407	973,473
Foreign government and foreign government agencies	238,877	247,639
Total fixed maturity securities	9,841,059	9,689,896
Equity securities available for sale		
Preferred stock		
Financial	198,032	127,899
Real estate	145,001	125,517
Utilities	56,418	49,491
Total preferred stock	399,451	302,907
Common stock	39,343	80,843
Total equity securities available for sale	438,794	383,750
Arbitrage trading account	119,485	119,485
Investment in arbitrage funds	73,435	73,435
Investment funds	509,928	495,533
Loans receivable	381,182	381,182
Total investments	$11,363,883	$11,143,281

Fixed Maturity Securities. The Company's investment policy with respect to fixed maturity securities is generally to purchase instruments with the expectation of holding them to their maturity. However, management of the available for sale portfolio is considered necessary to maintain an approximate matching of assets and liabilities as well as to adjust the portfolio as a result of changes in financial market conditions and tax considerations. At December 31, 2008 (as compared to December 31, 2007), the fixed maturity securities portfolio mix was as follows: U.S. government securities were 12% (15% in 2007); state and municipal securities were 58% (53% in 2007); corporate securities were 10% (11% in 2007); mortgage-backed securities were 17% (18% in 2007); and foreign government bonds were 3% (3% in 2007).

The Company's philosophy related to holding or selling fixed maturity securities is based on its objective of maximizing total return. The key factors that management considers in its investment decisions as to whether to hold or sell fixed maturity securities are its view of the underlying fundamentals of specific securities as well as its expectations regarding interest rates, credit spreads and currency values. In a period in which management expects interest rates to rise, the Company may sell longer duration securities in order to mitigate the impact of an interest rate rise on the market value of the portfolio. Similarly, in a period in which management expects credit spreads to widen, the Company may sell lower quality securities, and in a period in which management expects certain foreign currencies to decline in value, the Company may sell securities denominated in those foreign currencies. The sale of fixed maturity securities in order to achieve the objective of maximizing total return may result in realized gains; however, there is no reason to expect these gains to continue in future periods.

Equity Securities Available for Sale. Equity securities available for sale primarily represent investments in common and preferred stocks of publicly traded REITs, financial companies and utilities.

Arbitrage Trading Account. The arbitrage trading account is comprised of direct investments in arbitrage securities. Merger arbitrage is the business of investing in the securities of publicly held companies that are the targets in announced tender offers and mergers.

Investment in Arbitrage Funds. Investment in merger arbitrage funds represents investments in limited partnerships that specialize in merger arbitrage, convertible arbitrage and relative value arbitrage. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries.

Investment Funds. At December 31, 2008 and 2007, the Company's investment in partnerships and affiliates was $496 million and $546 million, respectively, and included investments in real estate funds of $292 million and $294 million, respectively. In March 2008, the Company sold its 20.1% interest in Kiln Ltd for $174 million and reported a realized investment gain of $70 million.

Loans Receivable. Loans receivable represent commercial real estate mortgage loans and bank loans with maturities of five years or less and floating, LIBOR-based interest rates.

Market Risk. The Company's market risk generally represents the risk of gain or loss that may result from the potential change in the fair value of the Company's investment portfolio as a result of fluctuations in credit quality and interest rates. The Company uses various models and stress test scenarios to monitor and manage interest rate risk. In addition, the Company's international businesses and securities are subject to currency exchange rate risk. As discussed above, the Company attempts to manage its interest rate risk by maintaining an appropriate relationship between the average duration of the investment portfolio and the approximate duration of its liabilities, i.e., policy claims and debt obligations. The average duration for the fixed income portfolio was 3.1 years and 3.3 years at December 31, 2008 and 2007, respectively.

The following table outlines the groups of fixed maturity securities and the components of the interest rate risk at December 31, 2008:

	Effective Duration (Years)	Fair Value (000s)
Cash and cash equivalents	0.1	$ 1,134,835
U. S. government securities	3.3	1,126,684
State and municipal	4.4	5,657,690
Corporate	3.0	973,774
Foreign	1.9	247,639
Mortgage-backed securities	1.4	1,685,849
Loans receivable	1.3	328,868
Total	3.1	$11,155,339

Duration is a common gauge of the price sensitivity of a fixed income portfolio to a change in interest rates. The Company determines the estimated change in fair value of the fixed maturity securities, assuming immediate parallel shifts in the treasury yield curve while keeping spreads between individual securities and treasury securities static. The fair value at specified levels at December 31, 2008 would be as follows:

	Estimated Fair Value of Fixed Maturity Securities	Estimated Change in Fair Value
Change in interest rates	(000s)	(000s)
300 basis point rise	$10,112,489	$(1,042,849)
200 basis point rise	10,456,005	(699,333)
100 basis point rise	10,803,593	(351,745)
Base scenario	11,155,338	—
100 basis point decline	11,510,987	355,649
200 basis point decline	11,870,790	715,452
300 basis point decline	12,234,667	1,079,329

Arbitrage investing differs from other types of investments in that its focus is on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general stock market conditions. Potential changes in market conditions are also mitigated by the implementation of hedging strategies, including short sales. Additionally, the arbitrage positions are generally hedged against market declines by purchasing put options, selling call options or entering into swap contracts. The Company's merger arbitrage securities are primarily exposed to the risk of completion of announced deals, which are subject to regulatory as well as transactional and other risks.

Liquidity and Capital Resources

Cash Flow. Cash flow provided from operating activities was $1.6 billion in 2008, $1.5 billion in 2007 and $1.6 billion in 2006. The levels of cash flow provided by operating activities over these years, which are high by historical measures in relation to both earned premiums and net income, are a result of growth in investment income and relatively low paid losses. Cash flow provided by operating activities in 2008 is net of cash transfers from the arbitrage trading account of $554 million, and in 2006 is net of cash transfers to the arbitrage trading account of $225 million.

As a holding company, the Company derives cash from its subsidiaries in the form of dividends, tax payments and management fees. Maximum amounts of dividends that can be paid without regulatory approval are prescribed by statute. During 2009, the maximum amount of dividends which can be paid without regulatory approval is approximately $392 million. The ability of the holding company to service its debt obligations is limited by the ability of the insurance subsidiaries to pay dividends. In the event dividends, tax payments and management fees available to the holding company were inadequate to service its debt obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company's insurance subsidiaries' principal sources of cash are premiums, investment income, service fees and proceeds from sales and maturities of portfolio investments. The principal uses of cash are payments for claims, taxes, operating expenses and dividends. The Company expects its insurance subsidiaries to fund the payment of losses with cash received from premiums, investment income and fees. The Company targets an average duration for its investment portfolio that is within one year of the average duration of its liabilities so that portions of its investment portfolio mature throughout the claim cycle and are available for the payment of claims if necessary. In the event operating cash flow and proceeds from maturities and prepayments of fixed income securities are not sufficient to fund claim payments and other cash requirements, the remainder of the Company's cash and investments is available to pay claims and other obligations as they become due. The Company's investment portfolio is highly liquid, with approximately 86% invested in cash, cash equivalents and marketable fixed income securities as of December 31, 2008. If the sale of fixed income securities were to become necessary, a realized gain or loss equal to the difference between the cost and sales price of securities sold would be recognized.

Financing Activity

During 2008, the Company repurchased 20,677,144 shares of its common stock for $553 million. The Company repaid $12 million of subsidiary debt in January 2008 and $89 million of 9.875% senior notes in May 2008.

In February 2007, the Company issued $250 million of 6.25% senior notes due on February 15, 2037. During 2007, the Company repurchased 16,130,773 shares (including 963,773 shares purchased in connection with the Company's stock option program) of its common stock for $489 million.

During 2006, the Company repaid $100 million of 6.25% senior notes at their maturity in January 2006. The Company also repaid $210 million of junior subordinated debentures on December 15, 2006 contemporaneously with the redemption of $210 million of 8.197% trust preferred securities by the W. R. Berkley Capital Trust. This amount included preferred securities already repurchased by the Company.

At December 31, 2008, the Company had senior notes, junior subordinated debentures and other debt outstanding with a carrying value of $1,271 million and a face amount of $1,287 million. The maturities of the outstanding debt are $1 million in 2009, $150 million in 2010, $3 million in 2012, $200 million in 2013, $200 million in 2015, $150 million in 2019, $76 million in 2022, $7 million in 2035 (prepayable in 2010), $250 million in 2037 and $250 million in 2045 (prepayable in 2010).

At December 31, 2008, stockholders' equity was $3.0 billion and total capitalization (stockholders' equity, senior notes, junior subordinated debentures and other debt) was $4.3 billion. The percentage of the Company's capital attributable to senior notes and other debt and junior subordinated debentures was 29% at December 31, 2008, compared with 28% at December 31, 2007.

Federal and Foreign Income Taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has overseas operations. At December 31, 2008, the Company had a deferred tax asset, net of valuation allowance, of $542 million (which primarily relates to loss and loss expense reserves, unrealized investment losses and unearned premium reserves), and a deferred tax liability of $212 million (which primarily relates to deferred policy acquisition costs and intangible assets). The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

Reinsurance

The Company follows customary industry practice of reinsuring a portion of its exposures, paying reinsurers a part of the premiums received on the policies it writes. Reinsurance is purchased by the Company principally to reduce its net liability on individual risks and to protect it against catastrophic losses. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the reinsurance coverage. The Company monitors the financial condition of its reinsurers and attempts to place its coverages only with substantial and financially sound carriers.

For 2009, the Company's property catastrophe reinsurance provides protection for 100% of the net loss between $10 million and $85 million, and its casualty contingency agreement provides protection for 100% of the net loss between $2 million and $30 million. The catastrophe and casualty contingency reinsurance agreements are subject to certain limits, exclusions and reinstatement premiums. For business written through Lloyd's, the Company has separate catastrophe excess of loss and quota share agreements secured through its Lloyd's general agents.

Contractual Obligations

Following is a summary of the Company's contractual obligations as of December 31, 2008 (amounts in thousands):

Estimated Payments By Periods	2009	2010	2011	2012	2013	Thereafter
Gross reserves for losses	$2,210,784	$1,601,009	$1,265,431	$963,112	$723,821	$3,179,821
Operating lease obligations	23,803	21,103	17,280	13,391	10,214	25,576
Purchase obligations	8,143	1,576	6,037	15,000	31,500	—
Junior subordinated debentures	—	—	—	—	—	257,217
Senior notes	719	150,000	—	3,030	200,000	676,503
Other long-term liabilities	57,973	25,888	9,084	2,049	615	40,722
Total	$2,301,422	$1,799,576	$1,297,832	$996,582	$966,150	$4,179,839

The estimated payments for reserves for losses and loss expenses in the above table represent the projected (undiscounted) payments for gross loss and loss expense reserves related to losses incurred as of December 31, 2008. The estimated payments in the above table do not consider payments for losses to be incurred in future periods. These amounts include reserves for reported losses and reserves for incurred but not reported losses. Estimated amounts recoverable from reinsurers are not reflected. The estimated payments by year are based on historical loss payment patterns. The actual payments may differ from the estimated amounts due to changes in ultimate loss reserves and in the timing of the settlement of those reserves.

The Company utilizes letters of credit to back certain reinsurance payments and obligations. Outstanding letters of credit were $56 million as of December 31, 2008. The Company has made certain guarantees to state regulators that the statutory capital of certain subsidiaries will be maintained above certain minimum levels. In addition, the Company has commitments to invest up to $253 million in certain investment funds.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the Company, or that engages in leasing, hedging or research and development arrangements with the Company. The Company has no arrangements of these types that management believes may have a material current or future effect on our financial condition, liquidity or results of operations.

Management's Report on Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited W. R. Berkley Corporation and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 27, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
W. R. Berkley Corporation:

We have audited the accompanying consolidated balance sheets of W. R. Berkley Corporation and subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 27, 2009

CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

Years Ended December 31,	2008	2007	2006
REVENUES:			
Net premiums written	**$4,033,899**	$4,575,989	$4,818,993
Change in net unearned premiums	**255,681**	87,712	(126,371)
Net premiums earned	**4,289,580**	4,663,701	4,692,622
Net investment income	**537,033**	634,386	549,030
Income (loss) from investment funds	**(3,553)**	38,274	37,145
Insurance service fees	**102,856**	97,689	104,812
Realized investment gains (losses)	**(356,931)**	49,696	9,648
Revenues from wholly-owned investees	**137,280**	102,846	—
Other income	**2,543**	1,805	1,574
Total revenues	**$4,708,808**	$5,588,397	$5,394,831
OPERATING COSTS AND EXPENSES:			
Losses and loss expenses	**2,688,661**	2,779,578	2,864,498
Other operating costs and expenses	**1,475,165**	1,530,987	1,449,166
Expenses from wholly-owned investees	**134,037**	96,444	—
Interest expense	**84,623**	88,996	92,522
Total expenses	**$4,382,486**	$4,496,005	$4,406,186
Income before income taxes and minority interest	**326,322**	1,092,392	988,645
Income tax expense	**(44,919)**	(323,070)	(286,398)
Minority interest	**(262)**	(3,083)	(2,729)
Net income	**$ 281,141**	$ 766,239	$ 699,518
EARNINGS PER SHARE:			
Basic	**$ 1.68**	$ 4.05	$ 3.65
Diluted	**$ 1.62**	$ 3.90	$ 3.46

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(DOLLARS IN THOUSANDS)

December 31,	2008	2007
ASSETS		
Investments:		
Fixed maturity securities	**$ 9,689,896**	$ 9,840,291
Equity securities available for sale	**383,750**	726,562
Arbitrage trading account	**119,485**	301,786
Investment in arbitrage funds	**73,435**	210,740
Investment funds	**495,533**	545,937
Loans receivable	**381,182**	331,401
Total Investments	**11,143,281**	11,956,717
Cash and cash equivalents	**1,134,835**	951,863
Premiums and fees receivable	**1,056,096**	1,199,002
Due from reinsurers	**931,115**	904,509
Accrued investment income	**122,461**	134,872
Prepaid reinsurance premiums	**181,462**	179,495
Deferred policy acquisition costs	**394,807**	455,244
Real estate, furniture and equipment	**260,522**	204,252
Deferred federal and foreign income taxes	**329,417**	174,504
Goodwill	**107,564**	102,462
Trading account receivable from brokers and clearing organizations	**128,883**	409,926
Due from broker	**138,411**	130
Current federal and foreign income taxes	**76,491**	—
Other assets	**115,813**	147,029
Total Assets	**$16,121,158**	$16,820,005
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Reserves for losses and loss expenses	**$ 8,999,596**	$ 8,678,034
Unearned premiums	**1,966,150**	2,240,690
Due to reinsurers	**114,974**	108,178
Trading account securities sold but not yet purchased	**23,050**	67,139
Other liabilities	**694,255**	726,932
Junior subordinated debentures	**249,584**	249,375
Senior notes and other debt	**1,021,869**	1,121,793
Total Liabilities	**13,069,478**	13,192,141
Minority interest	**5,361**	35,496
Stockholders' equity:		
Preferred stock, par value $.10 per share:		
Authorized 5,000,000 shares, issued and outstanding - none	**—**	—
Common stock, par value $.20 per share:		
Authorized 500,000,000 shares, issued and outstanding, net of treasury shares, 161,467,131 and 180,320,775 shares	**47,024**	47,024
Additional paid-in capital	**920,241**	907,016
Retained earnings	**3,514,531**	3,271,355
Accumulated other comprehensive income (loss)	**(228,959)**	53,201
Treasury stock, at cost, 73,650,787 and 54,797,143 shares	**(1,206,518)**	(686,228)
Total Stockholders' Equity	**3,046,319**	3,592,368
Total Liabilities and Stockholders' Equity	**$16,121,158**	$16,820,005

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(DOLLARS IN THOUSANDS)

Years Ended December 31,	2008	2007	2006
COMMON STOCK:			
Beginning of period	$ 47,024	$ 47,024	$ 47,024
Stock issued	—	—	—
End of period	$ 47,024	$ 47,024	$ 47,024
ADDITIONAL PAID IN CAPITAL:			
Beginning of period	$ 907,016	$ 859,787	$ 821,050
Stock options exercised, including tax benefits	(10,520)	26,510	20,965
Restricted stock units expensed	23,239	19,541	15,323
Stock options expensed	214	794	1,755
Stock issued to directors and others	292	384	694
End of period	$ 920,241	$ 907,016	$ 859,787
RETAINED EARNINGS:			
Beginning of period	$ 3,271,355	$ 2,542,744	$ 1,873,953
Net income	281,141	766,239	699,518
Dividends	(37,965)	(37,628)	(30,727)
End of period	$ 3,514,531	$ 3,271,355	$ 2,542,744
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:			
Unrealized investment gains (losses):			
Beginning of period	$ 52,497	$ 121,961	$ 40,746
Net change in period	(194,713)	(69,464)	81,215
End of period	$ (142,216)	$ 52,497	$ 121,961
Currency translation adjustments:			
Beginning of period	18,060	3,748	(15,843)
Net change in period	(90,535)	14,312	19,591
End of period	$ (72,475)	$ 18,060	$ 3,748
Net pension asset:			
Beginning of period	$ (17,356)	$ (14,096)	$ —
Net change in period	$ 3,088	$ (3,260)	$ —
Adoption of FAS 158, net of taxes	$ —	$ —	$ (14,096)
End of period	$ (14,268)	$ (17,356)	$ (14,096)
Total accumulated other comprehensive income (loss)	$ (228,959)	$ 53,201	$ 111,613
TREASURY STOCK:			
Beginning of period	(686,228)	(226,009)	(199,853)
Stock options exercised	32,195	28,455	18,816
Stock issued to directors and others	799	117	89
Stock repurchased	(553,284)	(488,791)	(45,061)
End of period	$(1,206,518)	$ (686,228)	$ (226,009)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(DOLLARS IN THOUSANDS)

Years Ended December 31,	2008	2007	2006
Net income	$ 281,141	$ 766,239	$ 699,518
Unrealized holding gains (losses) on investment securities arising during the period, net of income taxes	(426,671)	(37,230)	88,329
Reclassification adjustment for realized (gains) losses included in net income, net of income taxes	231,958	(32,234)	(7,114)
Change in unrealized foreign exchange gains (losses)	(90,535)	14,312	19,591
Change in unrecognized pension obligation, net of income taxes	3,088	(3,260)	(14,096)
Other comprehensive income (loss)	$ (282,160)	$ (58,412)	$ 86,710
Comprehensive income (loss)	$ (1,019)	$ 707,827	$ 786,228

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(DOLLARS IN THOUSANDS)

Years Ended December 31,	2008	2007	2006
CASH FROM OPERATING ACTIVITIES:			
Net income	**$ 281,141**	$ 766,239	$ 699,518
Adjustments to reconcile net income to net cash flows from operating activities:			
Realized investment (gains) losses	**356,931**	(49,696)	(9,648)
Depreciation and amortization	**83,953**	73,697	65,674
Minority interest	**262**	3,083	2,729
Equity in undistributed earnings of investment funds	**8,550**	(25,202)	(26,986)
Stock incentive plans	**24,139**	21,105	17,888
Change in:			
Securities trading account	**182,301**	152,188	4,313
Investments in arbitrage funds	**137,305**	(21,888)	(52,548)
Trading account receivable from brokers and clearing organizations	**281,043**	(97,706)	(213,991)
Trading account securities sold but not yet purchased	**(44,089)**	(102,936)	(28,351)
Premiums and fees receivable	**117,128**	50,925	(133,504)
Due from reinsurers	**(35,760)**	45,995	27,839
Accrued investment income	**11,103**	(18,066)	(15,383)
Prepaid reinsurance premiums	**(8,744)**	(10,242)	9,671
Deferred policy acquisition costs	**53,332**	7,834	(25,848)
Deferred income taxes	**(57,321)**	(5,060)	(35,554)
Other assets	**36,227**	(48,383)	6,817
Reserves for losses and loss expenses	**416,235**	798,725	1,051,816
Unearned premiums	**(238,557)**	(75,044)	117,176
Due to reinsurers	**21,645**	(42,212)	60,450
Other liabilities	**(73,864)**	26,528	44,092
Net cash from operating activities	**1,552,960**	1,449,884	1,566,170
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Proceeds from sales, excluding trading account:			
Fixed maturity securities	**1,006,604**	2,065,004	922,442
Equity securities	**62,254**	480,867	200,950
Distributions from investment funds	**184,621**	132,268	52,181
Proceeds from maturities and prepayments of fixed maturity securities	**997,171**	984,504	1,322,277
Cost of purchases, excluding trading account:			
Fixed maturity securities	**(2,230,222)**	(3,716,828)	(2,862,906)
Equity securities	**(172,306)**	(551,253)	(543,041)
Contributions to investment funds	**(148,039)**	(127,134)	(143,772)
Change in loans receivable	**(48,524)**	(208,148)	(67,089)
Net additions to real estate, furniture and equipment	**(78,947)**	(31,108)	(42,593)
Change in balances due to (from) security brokers	**(138,281)**	1,412	—
Payment for business purchased, net of cash acquired	**(48,895)**	(50,162)	—
Proceeds from sale of business, net of cash divested	**—**	2,939	—
Other, net	**—**	—	(6,025)
Net cash used in investing activities	**(614,564)**	(1,017,639)	(1,167,576)
CASH FLOWS USED IN FINANCING ACTIVITIES:			
Net proceeds from issuance of senior notes	**—**	246,644	—
Receipts credited to policyholders' account balances	**—**	3,431	16,748
Bank deposits received	**17,795**	7,572	10,211
Advances from federal home loan bank	**6,325**	(655)	(7,375)
Net proceeds from stock options exercised	**14,806**	25,676	19,405
Purchase of junior subordinated debentures	**—**	—	(210,000)
Repayment of senior notes	**(102,123)**	(2,019)	(100,000)
Cash dividends to common stockholders	**(46,978)**	(36,284)	(29,430)
Purchase of common treasury shares	**(553,284)**	(488,794)	(45,062)
Other, net	**168**	271	2,762
Net cash used in financing activities	**(663,291)**	(244,158)	(342,741)
Net impact on cash due to change in foreign exchange rates	**(92,133)**	9,529	25,453
Net increase in cash and cash equivalents	**182,972**	197,616	81,306
Cash and cash equivalents at beginning of year	**951,863**	754,247	672,941
Cash and cash equivalents at end of year	**$ 1,134,835**	$ 951,863	$ 754,247

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements, which include the accounts of W. R. Berkley Corporation and its subsidiaries (the "Company"), have been prepared on the basis of U. S. generally accepted accounting principles ("GAAP"). All significant intercompany transactions and balances have been eliminated. Reclassifications have been made in the 2007 and 2006 financial statements to conform them to the presentation of the 2008 financial statements. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the revenues and expenses reflected during the reporting period. The most significant items on our balance sheet that involve a greater degree of accounting estimates that are subject to change in the future are the valuation of investments, other than temporary impairments, loss and loss adjustment expense reserves and premium estimates. Current market conditions increase the risk and complexity of the judgments in these estimates. Actual results could differ from those estimates.

(B) REVENUE RECOGNITION

Premiums written are recorded at the inception of the policy. Reinsurance premiums written are estimated based upon information received from ceding companies and subsequent differences arising on such estimates are recorded in the period they are determined. Insurance premiums are earned ratably over the policy term. Fees for services are earned over the period that services are provided.

Audit premiums are recognized when they are reliably determinable. The accrual for earned but unbilled audit premiums decreased net premiums written and premiums earned by $28 million in 2008, and increased net premiums written and premiums earned by $10 million in 2007 and $22 million in 2006.

Revenues from wholly-owned investees are derived from services provided to the general aviation market, including fuel and line service, aircraft sales and maintenance, avionics and engineering services and parts fabrication. Revenue is recognized upon delivery of aircraft, delivery of fuel, shipment of parts and or upon completion of services.

(C) CASH AND CASH EQUIVALENTS

Cash equivalents consist of funds invested in money market accounts and investments with an effective maturity of three months or less when purchased.

(D) INVESTMENTS

Fixed maturity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity. Fixed maturity securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity and reported at amortized cost. Premiums and discounts are amortized using the effective interest method. Premiums and discounts on mortgage-backed and asset-backed securities are adjusted for the effects of actual and anticipated prepayments on a retrospective basis.

Equity securities classified as available for sale are carried at estimated fair value, with unrealized gains and losses, net of applicable income taxes, excluded from earnings and reported as a component of comprehensive income and a separate component of stockholders' equity.

Equity securities that the Company purchased with the intent to sell in the near-term are classified as trading account securities and are reported at estimated fair value. Realized and unrealized gains and losses from trading activity are reported as net investment income. The trading account includes direct investments in arbitrage securities and investments in arbitrage-related limited partnerships. Short sales and short call options are presented as trading securities sold but not yet purchased. Unsettled trades and the net margin balances held by the clearing broker are presented as trading account receivable from brokers and clearing organizations.

Investment funds are carried under the "equity method of accounting", whereby the Company reports its share of the income or loss from such investments as net investment income. The Company's share of the earnings of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements.

Loans receivable represent commercial real estate mortgage loans and bank loans and are carried at amortized cost.

Fair value is generally determined based on quoted market prices. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

Realized gains or losses represent the difference between the cost of securities sold and the proceeds realized upon sale. The cost of securities is adjusted where appropriate to include a provision for decline in value which is considered to be other than temporary. An other than temporary decline is considered to occur in investments where there has been a sustained reduction in market value and where the Company does not expect the fair value to recover prior to the time of sale or maturity. Since equity securities do not have a contractual cash flow at maturity, the Company considers whether the price of an equity security is expected to recover within a reasonable period of time. The Company uses the specific identification method where possible, and the first-in, first-out method in other instances, to determine the cost of securities sold. Realized gains or losses, including any provision for decline in value, are included in the statement of income.

(E) PER SHARE DATA

The Company presents both basic and diluted earnings per share ("EPS") amounts. Basic EPS is calculated by dividing net income by weighted average number of common shares outstanding during the year. Diluted EPS is based upon the weighted average number of common and common equivalent shares outstanding during the year and is calculated using the treasury stock method for stock incentive plans. Common equivalent shares are excluded from the computation in periods in which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation.

(F) DEFERRED POLICY ACQUISITION COSTS

Acquisition costs (primarily commissions and premium taxes) incurred in writing insurance and reinsurance business are deferred and amortized ratably over the terms of the related contracts. Deferred policy acquisition costs are limited to the amounts estimated to be recoverable from the applicable unearned premiums and the related anticipated investment income after giving effect to anticipated losses, loss adjustment expenses and expenses necessary to maintain the contracts in force.

(G) RESERVES FOR LOSSES AND LOSS EXPENSES

Reserves for losses and loss expenses are an accumulation of amounts determined on the basis of (1) evaluation of claims for business written directly by the Company; (2) estimates received from other companies for reinsurance assumed by the Company; and (3) estimates for losses incurred but not reported (based on Company and industry experience). These estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the statement of income in the period in which they are determined. The Company discounts its reserves for excess and assumed workers' compensation claims using a risk-free or statutory rate. (See Note 11 of Notes to Consolidated Financial Statements.)

(H) REINSURANCE CEDED

The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums. The estimated amounts of reinsurance recoverable on unpaid losses are reported as due from reinsurers. To the extent any reinsurer does not meet its obligations under reinsurance agreements, the Company must discharge its liability. Amounts due from reinsurers are reflected net of funds held where the right of offset is present. The Company has provided reserves for estimated uncollectible reinsurance.

(I) Deposit accounting

Contracts that do not meet the risk transfer provisions of FAS 113, "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts," are accounted for using the deposit accounting method. Under this method, an asset or liability is recognized at the inception of the contract based on consideration paid or received. The amount of the deposit asset or liability is adjusted at subsequent reporting dates using the interest method with a corresponding credit or charge to interest income or expense. Deposit liabilities for assumed reinsurance contracts were $45 million and $48 million at December 31, 2008 and 2007, respectively.

(J) Federal and foreign income taxes

The Company files a consolidated income tax return in the U.S. and foreign tax returns in each of the countries in which it has its overseas operations. The Company's method of accounting for income taxes is the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are measured using tax rates currently in effect or expected to apply in the years in which those temporary differences are expected to reverse. Interest and penalties, if any, are reported as income tax expense.

(K) Foreign currency

Gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the entity's functional currency) are included in the statement of income. Unrealized gains or losses resulting from translating the results of non-U.S. dollar denominated operations are reported as accumulated other comprehensive income. Revenues and expenses denominated in currencies other than U.S. dollars are translated at the weighted average exchange rate during the year. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date.

(L) Real estate, furniture and equipment

Real estate, furniture and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using the estimated useful lives of the respective assets. Depreciation expense was $37,843,000, $32,766,000 and $29,614,000 for 2008, 2007 and 2006, respectively.

(M) Comprehensive income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with stockholders) and includes net income, net unrealized holding gains or losses on available for sale securities, unrealized foreign currency translation adjustments and changes in unrecognized pension obligations.

(N) Goodwill and other intangible assets

Goodwill and other intangibles assets are tested for impairment on an annual basis. The Company's impairment test as of December 31, 2008 indicated that there were no impairment losses related to goodwill and other intangible assets.

(O) Stock options

The costs resulting from all share-based payment transactions with employees are recognized in the financial statements using a fair-value-based measurement method.

(P) Statement of cash flows

Interest payments were $84,284,000, $81,291,000 and $93,580,000 in 2008, 2007 and 2006, respectively. Income taxes paid were $181,948,000, $288,763,000 and $295,823,000 in 2008, 2007 and 2006, respectively. Other non-cash items include acquisitions and dispositions, unrealized investment gains and losses and pension expense. (See Note 2, Note 8 and Note 23 of Notes to Consolidated Financial Statements.)

(Q) Change in accounting

The Company adopted FASB Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes" effective January 1, 2007. The adoption of FIN 48 had no impact on the Company's financial condition or results of operations. The Company believes there are no tax positions that would require disclosure under FIN 48.

In the fourth quarter of 2008, the Company changed its method of accounting for cash distributions received in excess of the carrying value of an equity method investment provided that the Company is not liable for the obligations of the investee nor otherwise committed to provide financial support. Previously such distributions were reported as a deferred credit and recognized in earnings upon disposal of the Company's interest in the investee. Under the new method, such distributions are recognized as a realized gain upon receipt. The Company believes that the newly adopted accounting principle is preferable because it better reflects the economics of the transaction. The Company received cash distributions in excess of the carrying value of an investment in 2007, and the accounting change was applied retrospectively to the 2007 financial statements. Adjustments made to the 2007 financial statements as a result of the accounting change were as follows (dollars in thousands, except per share amounts):

	2007 As reported	2007 As restated
SELECTED INCOME STATEMENT LINE ITEMS:		
Realized investment gains	$ 14,938	$ 49,696
Total revenues	5,553,639	5,588,397
Income before income taxes and minority interest	1,057,634	1,092,392
Income tax expense	310,905	323,070
Net income	743,646	766,239
Earnings per share:		
Basic	3.94	4.05
Diluted	3.78	3.90
SELECTED BALANCE SHEET LINE ITEMS:		
Deferred federal income taxes	$ 186,669	$ 174,504
Total assets	16,832,170	16,820,005
Other liabilities	761,690	726,932
Total liabilities	13,226,899	13,192,141
Retained earnings	3,248,762	3,271,355
Stockholders' equity	3,569,775	3,592,368

(R) Recent Accounting Pronouncements

In December 2007, the FASB issued FAS 141r (revised 2007), "Business Combinations," and FAS 160, "Noncontrolling Interests in Consolidated Financial Statements." These standards, which are effective for 2009, will simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. The Company does not expect the adoption of FAS 141r and 160 to have a material impact on the Company's financial condition or results of operations.

(2) Acquisitions and Dispositions

In 2008, the Company acquired the following companies for a total cost of $55 million, which was paid primarily in cash.

- Summit Aviation, Inc., a fixed based operator located in Middletown, Delaware.
- Remaining 20% interest in W. R. Berkley Insurance (Europe), Limited.

In 2007, the Company acquired the following companies for a total cost of $98 million, which was paid primarily in cash.

- Atlantic Aero Holdings, Inc., a fixed base operator located in Greensboro, North Carolina.
- Western Acquisition Corp., a fixed base operator located in Boise, Idaho.
- Berkley Life and Health Insurance Company (formerly known as Investors Guaranty Life Insurance Company), an inactive, widely licensed life insurance company.
- CGH Insurance Group, Inc., the owner of American Mining Insurance Company.

The following table summarizes the estimated fair value of net assets acquired and liabilities assumed at the date of acquisition. The Company has not completed the purchase price allocation for the 2008 acquisitions; as such, the amounts presented below are subject to refinement (dollars in thousands):

	2008	2007
Investments	$ —	$ 66,358
Cash and cash equivalents	6,112	48,114
Receivables and other assets	—	27,018
Real estate, furniture and equipment	16,541	23,387
Deferred policy acquisition costs	—	345
Deferred federal income taxes	(4,815)	677
Intangible assets	3,658	11,068
Goodwill	6,229	34,395
Other assets	3,696	20,918
Total assets acquired	$ 31,421	$ 232,280
Reserve for losses and loss expenses	(1,570)	89,906
Unearned premiums	—	1,977
Other liabilities	8,428	28,426
Debt	—	13,695
Total liabilities assumed	$ 6,858	$ 134,004
Minority interest	(30,444)	—
Net assets acquired	$ 55,007	$ 98,276

The weighted average useful life of the intangible assets acquired in 2008 and 2007 was 10 years and 4 years for 2008 and 2007. Approximately $25 million of the 2007 goodwill is expected to be deductible for tax purposes, none of the 2008 goodwill is expected to be deductible for tax purposes.

In March 2007, the Company sold its interest in Berkley International Philippines, Inc. and its subsidiaries ("BIPI") for $25 million. The Company reported a pre-tax realized gain of $2 million from the sale of BIPI. BIPI's revenues were $21 million and $14 million in 2006 and 2005, respectively, and its pre-tax earnings were $4.5 million and $0.5 million in 2006 and 2005, respectively.

(3) Investments in Fixed Maturity Securities

At December 31, 2008 and 2007, investments in fixed maturity securities were as follows (dollars in thousands):

Type of Investment	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2008					
Held to maturity:					
State and municipal	$ 68,876	$ 742	$ (3,693)	$ 65,925	$ 68,876
Mortgage-backed securities	50,039	4,390	—	54,429	50,039
Corporate	4,993	301	—	5,294	4,993
Total held to maturity	123,908	5,433	(3,693)	125,648	123,908
Available for sale:					
United States government and government agency	1,083,677	46,713	(3,706)	1,126,684	1,126,684
State and municipal	5,591,712	136,804	(136,751)	5,591,765	5,591,765
Mortgage-backed securities	1,707,471	27,747	(103,798)	1,631,420	1,631,420
Corporate	1,095,414	9,398	(136,332)	968,480	968,480
Foreign	238,877	12,283	(3,521)	247,639	247,639
Total available for sale	9,717,151	232,945	(384,108)	9,565,988	9,565,988
Total investment in fixed maturity securities	$ 9,841,059	$ 238,378	$ (387,801)	$ 9,691,636	$ 9,689,896

Type of Investment (Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2007					
Held to maturity:					
State and municipal	$ 68,997	$ 8,814	$ (44)	$ 77,767	$ 68,997
Mortgage-backed securities	56,121	2,735	(20)	58,836	56,121
Corporate	4,993	630	—	5,623	4,993
Total held to maturity	130,111	12,179	(64)	142,226	130,111
Available for sale:					
United States government and government agency	1,449,147	25,768	(1,149)	1,473,766	1,473,766
State and municipal	5,100,193	78,803	(12,475)	5,166,521	5,166,521
Mortgage-backed securities	1,691,017	14,782	(9,262)	1,696,537	1,696,537
Corporate	1,046,038	8,864	(9,346)	1,045,556	1,045,556
Foreign	316,589	12,202	(991)	327,800	327,800
Total available for sale	9,602,984	140,419	(33,223)	9,710,180	9,710,180
Total investment in fixed maturity securities	$ 9,733,095	$ 152,598	$ (33,287)	$ 9,852,406	$ 9,840,291

The amortized cost and fair value of fixed maturity securities at December 31, 2008, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations (dollars in thousands):

	Amortized Cost	Fair Value
Due in one year or less	$ 306,680	$ 312,383
Due after one year through five years	2,176,852	2,221,988
Due after five years through ten years	2,909,193	2,893,951
Due after ten years	2,690,824	2,577,465
Mortgage-backed securities	1,757,510	1,685,849
Total	$9,841,059	$9,691,636

At December 31, 2008 and 2007, there were no investments, other than investments in United States government and government agency securities, which exceeded 10% of stockholders' equity. At December 31, 2008, investments with a carrying value of $97 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $68 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's, investments with a carrying value of $650 million were on deposit with state insurance departments and investments with a carrying value of $56 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's reinsurance operations.

(4) Investments in Equity Securities Available for Sale

At December 31, 2008 and 2007, investments in equity securities were as follows (dollars in thousands):

Type of Investment	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Carrying Value
December 31, 2008					
Common stocks	**$ 39,343**	**$49,333**	**$ (7,833)**	**$ 80,843**	**$ 80,843**
Preferred stocks	**399,451**	**95**	**(96,639)**	**302,907**	**302,907**
Total	**$438,794**	**$49,428**	**$(104,472)**	**$383,750**	**$383,750**
December 31, 2007					
Common stocks	$ 93,425	$54,079	$ —	$147,504	$147,504
Preferred stocks	677,848	2,571	(101,361)	579,058	579,058
Total	$771,273	$56,650	$(101,361)	$726,562	$726,562

(5) Arbitrage Trading Account and Arbitrage Funds

At December 31, 2008 and 2007, the fair value and carrying value of the arbitrage trading account and arbitrage funds and related assets and liabilities were as follows (dollars in thousands):

	2008	2007
Arbitrage trading account	**$119,485**	$301,786
Investment in arbitrage funds	**73,435**	210,740
Related assets and liabilities:		
Receivables from brokers	**$128,883**	$409,926
Securities sold but not yet purchased	**(23,050)**	(67,139)

The primary focus of the trading account is merger arbitrage, convertible arbitrage and relative value arbitrage. Merger arbitrage is the business of investing in the securities of publicly held companies which are the targets in announced tender offers and mergers. Convertible arbitrage is the business of investing in convertible securities with the goal of capitalizing on price differentials between these securities and their underlying equities. Relative value arbitrage is the business of investing primarily in equity securities with the goal of capitalizing on perceived differences in fundamental values between pairs of companies in similar industries. Arbitrage investing differs from other types of investing in its focus on transactions and events believed likely to bring about a change in value over a relatively short time period (usually four months or less). The Company believes that this makes arbitrage investments less vulnerable to changes in general financial market conditions.

The Company uses put options, call options and swap contracts in order to mitigate the impact of potential changes in market conditions on the merger arbitrage trading account. These options and contracts are reported at fair value. As of December 31, 2008, the fair value of long option contracts outstanding was $2,257,000 (notional amount of $46,973,000) and the fair value of short option contracts outstanding was $952,000 (notional amount of $53,342,000). Other than with respect to the use of these trading account securities, the Company does not make use of derivatives.

(6) INVESTMENT FUNDS

Investment funds include the following (dollars in thousands):

	Carrying Value as of December 31,		Income (Loss) from Investment Funds		
	2008	2007	2008	2007	2006
Real estate	**$291,947**	$294,446	**$(42,490)**	$25,007	$23,421
Kiln Ltd	—	108,722	**10,697**	16,052	15,883
Energy	**94,736**	41,085	**30,785**	1,323	2,014
Other	**108,850**	101,684	**(2,545)**	(4,108)	(4,173)
Total	**$495,533**	$545,937	**$ (3,553)**	$38,274	$37,145

In March 2008, the Company sold its 20.1% interest in Kiln Ltd for $174 million and reported a realized gain of $70 million.

(7) INVESTMENT INCOME

Investment income consists of the following (dollars in thousands):

	2008	2007	2006
Investment income earned on:			
Fixed maturity securities, including cash	**$ 497,549**	$ 500,378	$ 441,421
Equity securities available for sale	**38,144**	57,502	35,662
Arbitrage trading account [(a)]	**6,032**	80,253	74,551
Gross investment income	**541,725**	638,133	551,634
Investment expense	**(4,692)**	(3,747)	(2,604)
Net investment income	**$ 537,033**	$ 634,386	$ 549,030

[(a)] Investment income earned from net trading account activity includes unrealized trading losses of $334,000 in 2008 and unrealized trading gains of $2,450,000 in 2007 and $250,000 in 2006.

(8) Realized and Unrealized Investment Gains and Losses

Realized and unrealized investment gains and losses are as follows (dollars in thousands):

	2008	2007	2006
REALIZED INVESTMENT GAINS AND LOSSES:			
Fixed maturity securities:			
Gains	**$ 20,444**	$ 4,255	$ 14,562
Losses	**(6,458)**	(5,467)	(10,250)
Equity securities available for sale	**(9,377)**	16,519	4,537
Sale of investment funds	**72,010**	34,758	—
Sale of subsidiary	**—**	2,302	—
Provision for other than temporary impairments	**(433,550)**	(2,680)	(100)
Other gains	**—**	9	899
Total realized investment gains (losses)	**(356,931)**	49,696	9,648
Income taxes	**124,973**	(17,462)	(2,534)
	$(231,958)	$ 32,234	$ 7,114
CHANGE IN UNREALIZED GAINS AND LOSSES OF AVAILABLE FOR SALES SECURITIES:			
Fixed maturity securities	**$(258,359)**	$ 66,237	$ 10,800
Equity securities available for sale	**(10,333)**	(167,133)	93,130
Investment funds	**(33,595)**	5,940	9,608
Cash and cash equivalents	**76**	(1)	1
Total change in unrealized gains and losses	**(302,211)**	(94,957)	113,539
Income taxes	**107,291**	26,155	(33,498)
Minority interest	**207**	(662)	1,174
	$(194,713)	$ (69,464)	$ 81,215

(9) Securities in an Unrealized Loss Position

The following table summarizes all securities in an unrealized loss position at December 31, 2008 and 2007 by the length of time those securities have been continuously in an unrealized loss position (dollars in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2008						
U.S. government and agency	**$ 25,031**	**$ 3,494**	**$ 8,197**	**$ 212**	**$ 33,228**	**$ 3,706**
State and municipal	**1,081,558**	**65,944**	**485,805**	**74,500**	**1,567,363**	**140,444**
Mortgage-backed securities	**327,563**	**57,032**	**211,762**	**46,766**	**539,325**	**103,798**
Corporate	**377,313**	**83,277**	**228,738**	**53,055**	**606,051**	**136,332**
Foreign	**17,519**	**3,521**	**—**	**—**	**17,519**	**3,521**
Fixed maturity securities	**1,828,984**	**213,268**	**934,502**	**174,533**	**2,763,486**	**387,801**
Common stocks	**5,952**	**7,833**	**—**	**—**	**5,952**	**7,833**
Preferred stocks	**123,930**	**44,062**	**109,103**	**52,577**	**233,033**	**96,639**
Total	**$1,958,866**	**$265,163**	**$1,043,605**	**$227,110**	**$3,002,471**	**$492,273**

	Less Than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2007						
U.S. government and agency	$ 28,059	$ 160	$ 16,770	$ 989	$ 44,829	$ 1,149
State and municipal	439,307	6,711	517,768	5,808	957,075	12,519
Mortgage-backed securities	212,769	3,040	488,392	6,242	701,161	9,282
Corporate	169,732	4,940	262,731	4,406	432,463	9,346
Foreign	57,129	985	14,807	6	71,936	991
Fixed maturity securities	906,996	15,836	1,300,468	17,451	2,207,464	33,287
Preferred stocks	465,933	94,188	39,600	7,173	505,533	101,361
Total	$1,372,929	$110,024	$1,340,068	$ 24,624	$2,712,997	$134,648

Fixed Maturity Securities - In determining whether declines in fair values of fixed maturity securities are other than temporary, management assesses the issuer's ability to continue to meet its contractual payment obligations as they become due and whether the Company has the ability and intent to hold the investment until it recovers or matures. The Company's assessment of its intent to hold an investment until it recovers or matures is based on conditions at the time the assessment is made, including general market conditions, the Company's overall investment strategy and management's view of the underlying value of an investment relative to its current price. Additionally, for certain securitized financial assets with contractual cash flows (including asset-backed securities), the Company updates its best estimate of the present value of expected cash flows over the life of the security. If management determines that the fair value of the securitized financial asset and the present value of the asset's cash flows estimated at the current financial reporting date are less than the present value of the estimated cash flows at the date of purchase, an other-than-temporary impairment is recognized and the securitized financial asset is written down to fair value.

On March 31, 2008, the Company purchased $58 million of senior subordinated secured notes (the "Notes") from a residential mortgage lender (the "Borrower") in connection with a recapitalization plan. At December 31, 2008, the Notes had an amortized cost of $58 million and an estimated market value of $15 million. The market value reflects uncertainty with respect to the Borrower's ability to restructure or refinance certain bank debt that expires on March 16, 2009. The Company believes that the expected cash flow from the Borrower's assets significantly exceeds its debt obligations, and accordingly the Company does not consider the Notes to be other than temporarily impaired.

Other than the Notes referred to above, there were 60 fixed maturity securities for which unrealized losses were 20% or greater than amortized cost at December 31, 2008. Those securities had an aggregate unrealized loss of $172 million. The Company has evaluated these securities and believes the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. The Company does not consider these securities to be other than temporarily impaired.

Perpetual Preferred Securities - In assessing other than temporary impairments of perpetual preferred securities, the Company applies an impairment model similar to that used for a fixed maturity security provided there has been no evidence of deterioration in credit of the issuer. Otherwise, impairment tests for perpetual preferred securities are similar to those used for common stock.

The Company owns perpetual preferred securities issued by two U.S. banks that were rated investment grade at December 31, 2008 and were downgraded to below investment grade subsequent to year end. These securities had a carrying value of $47 million and an unrealized loss of $21 million at December 31, 2008. The rating downgrades were generally due to current and expected financial performance, asset quality problems globally and the possibility that dividends would be deferred. As a result of these downgrades, we are required to evaluate the securities for other than temporary impairment using the equity security model rather than the debt security model. Based on the duration and severity of the decline, the Company does not consider the securities to be other than temporarily impaired as of December 31, 2008.

Other than the two securities referred to above, there were 44 securities for which unrealized losses were 20% or greater than amortized cost at December 31, 2008. Those securities, which had an aggregate unrealized loss of $66 million, are primarily investment grade securities issued by banks, insurers and REITs. The Company has the ability and intent to hold these securities at least until the investment impairment is recovered. The Company believes these unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors and does not consider these securities to be other than temporarily impaired.

Common Stock - In determining whether declines in fair values of common stock are other than temporary, management assesses (1) the severity and duration of the impairment, (2) the historical and implied volatility of the security, (3) recoveries or additional declines in fair value subsequent to the balance sheet date, (4) the financial condition and near-term prospects of the issuer, (5) whether the market decline was affected by macroeconomic conditions or by specific information pertaining to an individual security and (6) the length of the forecasted recovery period.

At December 31, 2008, the Company owned a common stock of a monoline insurance company with a fair value of $6 million and an unrealized loss of $8 million. The insurer's stock price was highly volatile in the fourth quarter of 2008, and the Company's investment in the insurer had been in an unrealized loss position for less than two months at year-end. As of the most recent reporting date, the insurer's book value was significantly above the average cost per share. The Company does not consider the stock to be other than temporarily impaired. There were no other common stocks in an unrealized loss position at December 31, 2008.

Because of changing economic and market conditions affecting issuers of debt and equity securities and the performance of the underlying collateral affecting certain classes of assets, it is reasonably possible that we will recognize other-than-temporary impairments in the future.

(10) Fair Value Measurements

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157"), which was issued by the Financial Accounting Standards Board in September 2006. FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of FAS 157 did not have a material impact on the Company's financial condition or results of operations.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs may only be used to measure fair value to the extent that observable inputs are not available.

Because many fixed income securities do not trade on a daily basis, the Company utilizes pricing models and processes which may include benchmark curves, benchmarking of like securities, sector groupings and matrix pricing. Market inputs used to evaluate securities include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Quoted prices are often unavailable for recently issued securities, securities that are infrequently traded or securities that are only traded in private transactions. For publicly traded securities for which quoted prices are unavailable, the Company determines fair value based on independent broker quotations and other observable market data. For securities traded only in private negotiations, the Company determines fair value based primarily on the cost of such securities, which is adjusted to reflect prices of recent placements of securities of the same issuer, financial data, projections and business developments of the issuer and other relevant information.

The following table presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008 by Level (dollars in thousands):

	Total	Level 1	Level 2	Level 3
ASSETS:				
Fixed maturity securities available for sale	$ 9,565,988	$ —	$9,417,349	$148,639
Equity securities available for sale	383,750	19,829	254,701	109,220
Arbitrage trading account	119,485	115,723	3,409	353
Total assets	$10,069,223	$135,552	$9,675,459	$258,212
LIABILITIES:				
Securities sold but not yet purchased	$ 23,050	$ 23,050	$ —	$ —

The following table summarizes changes in Level 3 assets (dollars in thousands):

	Total	Fixed Maturities	Equity Securities Available for Sale	Arbitrage Trading Account
Balance as of January 1, 2008	$ 90,918	$ 23,725	$ 62,911	$ 4,282
Realized and unrealized gains and losses:				
Included in earnings	(7,202)	(5,975)	(1,227)	—
Included in other comprehensive loss	892	(5,753)	6,645	—
Purchases, sales and maturities, net	42,503	5,894	40,891	(4,282)
Transfer in of securities for which observable inputs are no longer available	131,101	130,748	—	353
Balance as of December 31, 2008	$258,212	$148,639	$109,220	$ 353

(11) Reserves for Losses and Loss Expenses

The table below provides a reconciliation of the beginning and ending reserve balances (dollars in thousands):

	2008	2007	2006
Net reserves at beginning of year	**$7,822,897**	$6,947,597	$5,867,290
Net reserves of company acquired	—	68,392	—
Net provision for losses and loss expenses [a]:			
Claims occurring during the current year [b]	**2,829,830**	2,837,647	2,791,500
(Decrease)/Increase in estimates for claims occurring in prior years [c]	**(195,710)**	(105,879)	26,663
Loss reserve discount accretion	**54,494**	46,808	39,507
	2,688,614	2,778,576	2,857,670
Net payments for claims:			
Current year	**644,213**	538,364	456,073
Prior years	**1,744,712**	1,433,304	1,321,290
	2,388,925	1,971,668	1,777,363
Net reserves at end of year	**8,122,586**	7,822,897	6,947,597
Ceded reserves at end of year	**877,010**	855,137	836,672
Gross reserves at end of year	**$8,999,596**	$8,678,034	$7,784,269

[a] Net provision for loss and loss expenses excludes $47, $1,002, and $6,828, in 2008, 2007 and 2006, respectively, relating to the policyholder benefits incurred on life insurance that are included in the statement of income.

[b] Claims occurring during the current year are net of loss reserve discounts of $97,698, $117,177 and $133,965 in 2008, 2007 and 2006, respectively.

[c] The increase (decrease) in estimates for claims occurring in prior years is net of loss reserve discounts of $15,556, $17,736 and $29,940 in 2008, 2007 and 2006, respectively. On an undiscounted basis, the estimates for claims occurring in prior years decreased by $180,154 and $88,143 in 2008 and 2007, respectively, and increased by $56,603 in 2006.

For the year ended December 31, 2008, the Company reported losses and loss expenses of $2,689 million. Estimates for claims occurring in prior years decreased by $196 million. On an accident year basis, the change in prior year reserves is comprised of an increase in estimates for claims occurring in accident years 2002 and prior of $81 million and a decrease in estimates for claims occurring in accident years 2003 through 2007 of $277 million. The changes in prior year loss reserve estimates are generally the result of ongoing analysis of recent loss development trends. Original estimates are increased or decreased as additional information becomes known regarding individual claims and aggregate claim trends.

By segment, prior year reserves decreased by $108 million for Specialty, $40 million for Alternative Markets, $26 million for Regional, $12 million for Reinsurance and $10 million for International. For primary business lines, prior year reserves decreased by $125 million for general liability, $36 million for workers' compensation, $16 million for commercial automobile and $7 million for property. The decrease in prior year reserves for general liability reflects the favorable loss reserve trends for excess and surplus lines for accident years 2003 through 2007.

Environmental and asbestos - To date, known environmental and asbestos claims have not had a material impact on the Company's operations. These claims have not materially impacted the Company because its subsidiaries generally did not insure large industrial companies that are subject to significant environmental and asbestos exposures.

The Company's net reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $39,646,000 and $41,590,000 at December 31, 2008 and 2007, respectively. The Company's gross reserves for losses and loss adjustment expenses relating to asbestos and environmental claims were $56,957,000 and $60,836,000 at December 31, 2008 and 2007, respectively. Net incurred losses and loss expenses for reported asbestos and environmental claims were approximately $440,000, $7,029,000, and $3,000,000 in 2008, 2007 and 2006, respectively. Net paid losses and loss expenses for asbestos and environmental claims were approximately $2,384,000, $2,912,000 and $2,980,000 in 2008, 2007 and 2006, respectively. The estimation of these liabilities is subject to significantly greater than normal variation and uncertainty because it is difficult to make an actuarial estimate of these liabilities due to the absence of a generally accepted actuarial methodology for these exposures and the potential effect of significant unresolved legal matters, including coverage issues as well as the cost of litigating the legal issues. Additionally, the determination of ultimate damages and the final allocation of such damages to financially responsible parties are highly uncertain.

Discounting - The Company discounts its liabilities for excess and assumed workers' compensation business because of the long period of time over which losses are paid. Discounting is intended to appropriately match losses and loss expenses to income earned on investment securities supporting the liabilities. The expected losses and loss expense payout pattern subject to discounting was derived from the Company's loss payout experience. For non-proportional business, reserves for losses and loss expenses have been discounted using risk-free discount rates determined by reference to the U.S. Treasury yield curve. These discount rates range from 3.1% to 6.5% with a weighted average discount rate of 4.6%. For proportional business, reserves for losses and loss expenses have been discounted at the statutory rate permitted by the Department of Insurance of the State of Delaware of 2.5%. The aggregate net discount, after reflecting the effects of ceded reinsurance, is $846,748,000, $787,988,000 and $699,883,000 at December 31, 2008, 2007 and 2006, respectively. The increase in the aggregate discount from 2007 to 2008 and from 2006 to 2007 resulted from the increase in excess and assumed workers' compensation gross reserves.

(12) REINSURANCE

The following is a summary of reinsurance financial information (dollars in thousands):

	2008	2007	2006
WRITTEN PREMIUMS:			
Direct	**$3,898,488**	$4,173,856	$4,208,893
Assumed	**621,638**	879,374	1,068,021
Ceded	**(486,227)**	(477,241)	(457,921)
Total net written premiums	**$4,033,899**	$4,575,989	$4,818,993
EARNED PREMIUMS:			
Direct	**$4,075,360**	$4,202,673	$4,124,131
Assumed	**704,555**	933,169	1,037,806
Ceded	**(490,335)**	(472,141)	(469,315)
Total net earned premiums	**$4,289,580**	$4,663,701	$4,692,622
Ceded losses incurred	**$ 295,179**	$ 263,072	$ 276,347

The Company reinsures a portion of its exposures principally to reduce its net liability on individual risks and to protect against catastrophic losses. Estimated amounts due from reinsurers are reported net of reserves for uncollectible reinsurance of $4,895,000, $2,859,000 and $2,531,000 as of December 31, 2008, 2007 and 2006, respectively.

(13) Senior Notes and Other Debt

Senior notes and other debt consist of the following (the difference between the face value and the carrying value is unamortized discount) (dollars in thousands):

			2008		2007
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value
Senior notes	9.875%	May 15, 2008	$ —	$ —	$ 88,638
Subsidiary debt	Various	2009 through 2012	3,749	3,749	4,460
Senior notes	5.125%	September 30, 2010	150,000	149,451	149,130
Senior notes	5.875%	February 15, 2013	200,000	198,632	198,300
Senior notes	5.60%	May 15, 2015	200,000	198,815	198,629
Senior notes	6.15%	August 15, 2019	150,000	148,487	148,345
Senior notes	8.70%	January 1, 2022	76,503	75,829	75,803
Subsidiary debt	7.65%	June 30, 2023	—	—	11,747
Senior notes	6.25%	February 15, 2037	250,000	246,906	246,741
Total debt			$1,030,252	$1,021,869	$1,121,793

(14) Junior Subordinated Debentures

Junior subordinated debentures consist of the following (the difference between the face value and the carrying value is unamortized discount) (dollars in thousands):

			2008		2007
Description	Rate	Maturity	Face Value	Carrying Value	Carrying Value
Company debt	6.75%	July 26, 2045	$250,000	$242,367	$242,158
Subsidiary debt	LIBOR +3.75%	March 2035	7,217	7,217	7,217
Total			$257,217	$249,584	$249,375

In 2005, the Company issued $250,000,000 aggregate principal amount of 6.75% Junior Subordinated Debentures due July 26, 2045 (the "6.75% Junior Subordinated Debentures") to W. R. Berkley Capital Trust II (the "Trust"). The Trust simultaneously issued an equal amount of 6.75% mandatorily redeemable preferred securities (the "6.75% Trust Preferred Securities"), which are fully and unconditionally guaranteed by the Company to the extent the Trust has funds available for repayment of distributions. The 6.75% Trust Preferred Securities are subject to mandatory redemption in a like amount (i) in whole but not in part upon repayment of the 6.75% Junior Subordinated Debentures at maturity, (ii) in whole but not in part, at any time contemporaneously with the optional prepayment of the 6.75% Junior Subordinated Debentures by the Company upon the occurrence and continuation of certain events and (iii) in whole or in part, on or after July 26, 2010, contemporaneously with the optional prepayment by the Company of the 6.75% Junior Subordinated Debentures.

In 2007, the Company acquired CGH Insurance Group, Inc., which has $7,217,000 of outstanding subordinated debentures that mature in 2035 and are pre-payable in 2010.

(15) INCOME TAXES

Income tax expense consists of (dollars in thousands):

	Current Expense	Deferred Benefit	Total
December 31, 2008:			
Domestic	**$ 77,650**	**$(63,630)**	**$ 14,020**
Foreign	**24,493**	**6,406**	**30,899**
Total expense	**$102,143**	**$(57,224)**	**$ 44,919**
December 31, 2007:			
Domestic	$313,803	$ (8,227)	$305,576
Foreign	15,018	2,476	17,494
Total expense	$328,821	$ (5,751)	$323,070
December 31, 2006:			
Domestic	$311,924	$(34,171)	$277,753
Foreign	10,026	(1,381)	8,645
Total expense	$321,950	$(35,552)	$286,398

A reconciliation of the income tax expense and the amounts computed by applying the Federal and foreign income tax rate of 35% to pre-tax income are as follows (dollars in thousands):

	2008	2007	2006
Computed "expected" tax expense	**$108,630**	$379,699	$344,666
Tax-exempt investment income	**(71,614)**	(67,128)	(63,358)
Change in valuation allowance	**1,095**	(7,604)	3,046
Other, net	**6,808**	18,103	2,044
Total expense	**$ 44,919**	$323,070	$286,398

At December 31, 2008 and 2007, the tax effects of differences that give rise to significant portions of the deferred tax asset and deferred tax liability are as follows (dollars in thousands):

	2008	2007
DEFERRED TAX ASSET		
Loss reserve discounting	**$178,788**	$205,967
Deferred taxes on unrealized investment losses	**83,324**	—
Unearned premiums	**118,691**	137,439
Net operating loss carry forwards	**2,395**	1,932
Write downs for other-than-temporary impairments	**80,963**	3,162
Restricted stock units	**25,797**	17,625
Other	**54,740**	65,199
Gross deferred tax asset	**544,698**	431,324
Less valuation allowance	**(3,113)**	(2,018)
Deferred tax asset	**541,585**	429,306
DEFERRED TAX LIABILITY		
Amortization of intangibles	**10,592**	7,782
Deferred policy acquisition costs	**129,475**	150,993
Deferred taxes on unrealized investment gains	—	25,624
Other	**72,101**	70,403
Deferred tax liability	**212,168**	254,802
Net deferred tax asset	**$329,417**	$174,504

The Company had current income tax receivable of $76,491,000 at December 31, 2008, and a current income tax payable of $14,331,000 at December 31, 2007. At December 31, 2008, the Company had foreign net operating loss carry forwards of $6,843,000, which expire beginning in 2009. The Company has provided a valuation allowance of $887,000 on these carryforwards. In addition, the Company has a net foreign tax credit carry forward for U.S. income tax purposes in the amount of $2,226,000, which expires beginning in 2012. The Company has provided a full valuation allowance against this amount. The net change in the valuation relates primarily to these items. The statute of limitations has closed for the Company's tax returns through December 31, 2004.

The realization of the deferred tax asset is dependent upon the Company's ability to generate sufficient taxable income in future periods. Based on historical results and the prospects for future current operations, management anticipates that it is more likely than not that future taxable income will be sufficient for the realization of this asset.

(16) Dividends from Subsidiaries and Statutory Financial Information (Unaudited)

The Company's insurance subsidiaries are restricted by law as to the amount of dividends they may pay without the approval of regulatory authorities. During 2009, the maximum amount of dividends which can be paid without such approval is approximately $392 million. Combined net income and policyholders' surplus of the Company's consolidated insurance subsidiaries, as determined in accordance with statutory accounting practices, are as follows (dollars in thousands):

	2008	2007	2006
Net income	**$ 377,347**	$ 767,021	$ 625,305
Policyholders' surplus	**$3,322,389**	$3,695,106	$3,535,398

The significant variances between statutory accounting practices and GAAP are that for statutory purposes bonds are carried at amortized cost, acquisition costs are charged to income as incurred, deferred Federal income taxes are subject to limitations, excess and assumed workers' compensation reserves are discounted at different discount rates and certain assets designated as "non-admitted assets" are charged against surplus.

The NAIC has risk-based capital ("RBC") requirements that require insurance companies to calculate and report information under a risk-based formula which measures statutory capital and surplus needs based on a regulatory definition of risk in a company's mix of products and its balance sheet. All of the Company's insurance subsidiaries have an RBC amount above the authorized control level RBC, as defined by the NAIC. The Company has certain guarantees that provide that RBC levels of certain subsidiaries will remain above their authorized control levels.

(17) Stockholders' Equity

Common equity - The weighted average number of shares used in the computation of basic earnings per share was 166,956,000, 188,981,000 and 191,809,000 for 2008, 2007 and 2006, respectively. The weighted average number of shares used in the computations of diluted earnings per share was 173,454,000, 196,698,000 and 201,961,000 for 2008, 2007 and 2006, respectively. Treasury shares have been excluded from average outstanding shares from the date of acquisition. The difference in calculating basic and diluted earnings per share is attributable entirely to the dilutive effect of stock-based compensation plans.

Changes in shares of common stock outstanding, net of treasury shares, are as follows (amounts in thousands):

	2008	2007	2006
Balance, beginning of year	**180,321**	192,772	191,264
Shares issued	**1,823**	3,680	2,925
Shares repurchased	**(20,677)**	(16,131)	(1,417)
Balance, end of year	**161,467**	180,321	192,772

On May 11, 1999, the Company declared a dividend distribution of one Right for each outstanding share of common stock. Each Right entitles the holder to purchase a unit consisting of one one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $120 per unit (subject to adjustment) upon the occurrence of certain events relating to potential changes in control of the Company. The Rights expire on May 11, 2009, unless earlier redeemed by the Company as provided in the Rights Agreement.

(18) Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2008 and 2007 (dollars in thousands):

	2008		2007	
	Carrying Amount	Fair value	Carrying Amount	Fair Value
Investments	**$11,143,281**	**$11,092,707**	$11,956,717	$11,963,327
Cash and cash equivalents	**1,134,835**	**1,134,835**	951,863	951,863
Junior subordinated debentures	**249,584**	**188,717**	249,375	214,058
Senior notes and other debt	**1,021,869**	**836,914**	1,121,793	1,113,705

The estimated fair value of investments is generally based on quoted market prices as of the respective reporting dates. The fair value of the senior notes and other debt and the junior subordinated debentures are based on rates available for borrowings similar to the Company's outstanding debt as of the respective reporting dates.

(19) Lease Obligations

The Company and its subsidiaries use office space and equipment under leases expiring at various dates. These leases are considered operating leases for financial reporting purposes. Some of these leases have options to extend the length of the leases and contain clauses for cost of living, operating expense and real estate tax adjustments. Rental expense was $23,802,000, $21,438,000 and $19,348,000 for 2008, 2007 and 2006, respectively. Future minimum lease payments (without provision for sublease income) are: $23,803,000 in 2009; $21,103,000 in 2010; $17,280,000 in 2011; $13,391,000 in 2012 and $35,790,000 thereafter.

(20) Commitments, Litigation and Contingent Liabilities

The Company's subsidiaries are subject to disputes, including litigation and arbitration, arising in the ordinary course of their insurance and reinsurance businesses. The Company's estimates of the costs of settling such matters are reflected in its aggregate reserves for losses and loss expenses, and the Company does not believe that the ultimate outcome of such matters will have a material adverse effect on its financial condition or results of operations.

At December 31, 2008, the Company had commitments to invest up to $253 million in certain investment funds and a subsidiary of the Company had commitments to extend credit under future loan agreements and unused lines of credit up to $3 million.

At December 31, 2008, investments with a carrying value of $97 million were on deposit in trust accounts established as security for reinsurance clients, investments with a carrying value of $68 million were on deposit with Lloyd's in support of the Company's underwriting activities at Lloyd's, investments with a carrying value of $650 million were on deposit with state insurance departments and investments with a carrying value of $56 million were held on deposit in trust accounts as security for letters of credit issued in support of the Company's reinsurance operations.

(21) STOCK INCENTIVE PLAN

The Company has a stock incentive plan (the "Stock Incentive Plan") under which 36,070,313 shares of common stock were reserved for issuance. Pursuant to the Stock Incentive Plan, stock options may be granted at prices determined by the Board of Directors but not less than fair market value on the date of grant. Stock options vest according to a graded schedule of 25%, 50%, 75% and 100% on the third, fourth, fifth and sixth year anniversary of grant date. Stock options expire on the tenth year anniversary of the grant date.

The following table summarizes stock option information:

	2008		2007		2006	
	Shares	Price[a]	Shares	Price[a]	Shares	Price[a]
Outstanding at beginning of year	**8,384,422**	**$8.84**	12,088,263	$ 8.29	15,160,182	$7.99
Exercised	**1,780,705**	**8.00**	3,664,659	7.01	2,909,916	6.67
Canceled	**37,340**	**9.40**	39,182	11.49	162,003	9.58
Outstanding at year end	**6,566,377**	**$9.06**	8,384,422	$ 8.84	12,088,263	$8.29
Options exercisable at year end	**6,537,403**	**$9.04**	7,431,072	$ 8.55	9,494,263	$7.67
Stock available for future grant [b]	**3,953,053**		5,156,486		5,778,540	

[a] Weighted average exercise price.

[b] Includes restricted stock units.

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Remaining Contractual Life (in years)	Weighted Average Price	Number Exercisable	Weighted Average Exercise Price
$0 to $5.00	**1,115,045**	**1.25**	**$ 3.51**	**1,115,045**	**$ 3.51**
$5.01 to $9.39	**2,598,364**	**2.19**	**9.30**	**2,598,364**	**9.30**
$9.40 to $17.62	**2,852,968**	**3.37**	**11.01**	**2,823,994**	**10.98**
Total	**6,566,377**	**2.54**	**$ 9.06**	**6,537,403**	**$ 9.04**

Pursuant to the Stock Incentive Plan, the Company may also issue Restricted Stock Units (RSUs) to officers of the Company and its subsidiaries. The RSUs generally vest five years from the award date and are subject to other vesting and forfeiture provisions contained in the award agreement. The following table summarizes RSU information for the three years ended December 31, 2008 (dollars in thousands):

	2008	2007	2006
RSUs GRANTED:			
Units	**1,369,500**	727,250	727,950
Market value at grant date	**$ 33,847**	$ 21,856	$ 24,798
RSUs CANCELED:			
Units	**128,727**	66,014	83,580
Market value at grant date	**$ 2,213**	$ 1,973	$ 3,782
RSUs OUTSTANDING AT END OF PERIOD:			
Units [1]	**4,971,231**	4,738,656	4,077,420
Market value at grant date	**$ 142,099**	$ 110,465	$ 90,370

[1] 1,008,198 RSU units vested during 2008.

The market value of RSUs at the date of grant are recorded as unearned compensation, a component of stockholders' equity, and expensed over the vesting period. Following is a summary of changes in unearned compensation for the three years ended December 31, 2008 (dollars in thousands):

	2008	2007	2006
Unearned compensation at beginning of year	**$ 60,108**	$ 59,555	$ 53,862
RSUs granted, net of cancellations	**31,634**	19,883	21,016
RSUs expensed	**(23,239)**	(19,330)	(15,323)
Unearned compensation at end of year	**$ 68,503**	$ 60,108	$ 59,555

(22) COMPENSATION PLANS

The Company and its subsidiaries have profit sharing plans in which substantially all employees participate. The plans provide for minimum annual contributions of 5% of eligible compensation; contributions above the minimum are discretionary and vary with each participating subsidiary's profitability. Employees become eligible to participate in the profit sharing plans on the first day of the month following the first full three months in which they are employed. The plans provide that 40% of the contributions vest immediately and that the remaining 60% vest at varying percentages based upon years of service. Profit sharing expense amounted to $25,847,000, $27,241,000 and $24,864,000 for 2008, 2007 and 2006, respectively. The Company's foreign subsidiaries provide pension benefits in accordance with local regulations. The pension expense for these foreign subsidiaries amounted to $1,474,000, $796,000 and $540,000 for 2008, 2007 and 2006 respectively.

The Company has a Long-Term Incentive Compensation Plan ("LTIP") that provides for incentive compensation to key executives based on the growth in the Company's book value per share. Key employees are awarded participation units ("Units") that vest five years from the award date or upon achievement of the maximum value of the award (except for certain executive officers), whichever occurs first. In 2004, the Company awarded 100,000 Units that achieved their maximum value of $250 per Unit in 2007. Compensation expense related to the 2004 grant (net of forfeitures) was $4,495,000 and $8,015,000 in 2007 and 2006 respectively. In 2006, the Company awarded 129,000 Units with a maximum value of $250 per Unit. Compensation expense related to the 2006 grant was $3,554,000, $10,282,000 and $8,599,000 in 2008, 2007 and 2006, respectively. In 2008, the Company awarded 164,500 units with a maximum value of $250 per unit. Compensation expense related to the 2008 grant was $3,644,000 in 2008.

(23) RETIREMENT BENEFITS

The Company has an unfunded noncontributory defined benefit plan that covers its chief executive officer and chairman of the board. The plan was amended on December 17, 2007 to provide that the benefits payments shall commence on the earliest of (i) January 2, 2014, (ii) the date of death or (iii) a change in control of the Company. The Company assumed a benefit commencement date of January 2, 2014 for the 2007 valuation, whereas for the 2006 valuation, the Company assumed a benefit commencement date of October 31, 2017. The discount rate used to derive the projected benefit obligation and related retirement expense was 6.95% in 2008 and 6.5% in 2007. The discount rate assumption used to determine the benefit obligation for 2008 was based on a yield curve approach. Under this approach, a weighted average yield is determined from a hypothetical portfolio of AA bonds. Following is a summary of the projected benefit obligation as of December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
PROJECTED BENEFIT OBLIGATION:		
Beginning of year	**$37,165**	$28,775
Interest cost	**2,416**	1,753
Actuarial gain	**(1,730)**	(3,724)
Plan amendment	**—**	10,361
End of year	**$37,851**	$37,165

Following is a summary of the amounts recognized in accumulated other comprehensive income (loss) as of December 31, 2008 and 2007 (dollars in thousands):

	2008	2007
Net actuarial loss	**$ 846**	$12,937
Prior service cost	**21,106**	13,768
Net pension asset	**$21,952**	$26,705

The components of net periodic pension benefit cost are as follows (dollars in thousands):

	2008	2007	2006
COMPONENTS OF NET PERIODIC BENEFIT COST:			
Interest cost	**$2,416**	$1,753	$1,640
Amortization of unrecognized:			
Prior service costs	**3,023**	1,267	1,266
Net actuarial loss	—	352	593
Net periodic pension cost	**$5,439**	$3,372	$3,499

The changes in plan assets and projected benefit obligation recognized in other comprehensive income (loss) are as follows (dollars in thousands):

	2008	2007
CHANGES IN PLAN ASSETS AND PROJECTED BENEFIT OBLIGATION:		
Net actuarial gain	**$(1,730)**	$ (3,724)
Plan amendment	—	10,361
Amortization of:		
Prior service costs	**(3,023)**	(1,267)
Net actuarial loss	—	(352)
Total recognized in other comprehensive income (loss)	**$(4,753)**	$ 5,018

The estimated prior service cost that will be amortized from accumulated other comprehensive income (loss) into periodic benefit cost during 2009 is $3,023,000.

Effective on December 31, 2006, the Company adopted FASB Statement No. 158 (FAS 158), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," which requires an employer to recognize the over-funded or under-funded status of defined benefit plans as an asset or liability on its consolidated balance sheet. The impact of adopting FAS 158 is presented below (dollars in thousands):

	Before Application of FAS 158	Adjustments	After Application of FAS 158
Other assets	$ 145,669	$(15,028)	$ 130,641
Deferred income taxes	135,044	7,590	142,634
Other liabilities	647,938	6,658	654,596
Total stockholders' equity	$3,349,255	$(14,096)	$3,335,159

(24) SUPPLEMENTAL FINANCIAL STATEMENT DATA

Other operating costs and expenses consist of the following (dollars in thousands):

	2008	2007	2006
Amortization of deferred policy acquisition costs	**$ 998,539**	$1,002,367	$ 978,029
Other underwriting expenses	**305,012**	328,152	289,188
Service company expenses	**87,397**	90,561	88,961
Other costs and expenses	**84,217**	109,907	92,988
Total	**$1,475,165**	$1,530,987	$1,449,166

(25) INDUSTRY SEGMENTS

The Company's operations are presently conducted in five segments of the insurance business: Specialty lines of insurance, Regional property casualty insurance, Alternative Markets, Reinsurance and International.

Our Specialty segment underwrites complex and sophisticated third-party liability risks, principally within the excess and surplus lines. The primary lines of business are premises operations, professional liability, commercial automobile, products liability and property lines. The companies within the segment are divided along the different customer bases and product lines that they serve. The Specialty units deliver their products through a variety of distribution channels depending on the customer base and particular risks insured. The customers in this segment are highly diverse.

Our Regional segment provides commercial insurance products to customers primarily in 45 states. Key clients of this segment are small-to-mid-sized businesses and state and local governmental entities. The Regional subsidiaries are organized geographically, which provides them with the flexibility to adapt to local market conditions, while enjoying the superior administrative capabilities and financial strength of the Company. The Regional operations are organized geographically based on markets served.

Our Alternative Markets operations specialize in developing, insuring, reinsuring and administering self-insurance programs and other alternative risk transfer mechanisms. Our clients include employers, employer groups, insurers, and alternative market funds seeking less costly, more efficient ways to manage exposure to risks. In addition to providing insurance, the Alternative Markets segment also provides a wide variety of fee-based services, including consulting and administrative services.

Our Reinsurance operations specialize in underwriting property casualty reinsurance on both a treaty and a facultative basis. The principal Reinsurance units are facultative reinsurance, which writes individual certificates and program facultative business, treaty reinsurance, which functions as a traditional reinsurer in specialty and standard reinsurance lines, and Lloyd's reinsurance, which writes property and casualty reinsurance through Lloyd's.

Our International segment offers personal and commercial property casualty insurance in United Kingdom, Continental Europe, South America, and commercial insurance and reinsurance in Australia, Canada and Hong Kong.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Income tax expense and benefits are calculated based upon the Company's overall effective tax rate.

Summary financial information about the Company's operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues less expenses related to the respective segment's operations, including allocated investment income. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

(Dollars in thousands)	Revenues: Earned Premiums	Revenues: Investment Income and Funds	Revenues: Other	Revenues: Total	Pre-tax Income (Loss)	Net Income (Loss)
December 31, 2008:						
Specialty	**$ 1,618,915**	**$188,120**	**$ 3,778**	**$1,810,813**	**$ 375,429**	**$271,156**
Regional	**1,237,258**	**80,538**	**—**	**1,317,796**	**108,719**	**82,281**
Alternative Markets	**626,858**	**105,674**	**99,090**	**831,622**	**201,879**	**146,460**
Reinsurance	**519,717**	**116,046**	**—**	**635,763**	**117,946**	**93,399**
International	**286,832**	**35,184**	**—**	**322,016**	**52,943**	**36,162**
Corporate, other and eliminations [1]	**—**	**7,918**	**139,811**	**147,729**	**(173,663)**	**(116,359)**
Realized investment losses	**—**	**—**	**(356,931)**	**(356,931)**	**(356,931)**	**(231,958)**
Consolidated	**$ 4,289,580**	**$533,480**	**$(114,252)**	**$4,708,808**	**$ 326,322**	**$281,141**
December 31, 2007:						
Specialty	$ 1,772,547	$233,080	$ 400	$2,006,027	$ 516,931	$359,313
Regional	1,250,914	96,886	—	1,347,800	215,228	149,587
Alternative Markets	651,909	125,698	97,292	874,899	248,080	173,822
Reinsurance	740,439	153,416	—	893,855	178,302	131,238
International	247,892	36,666	—	284,558	44,457	29,386
Corporate, other and eliminations [1]	—	26,914	104,648	131,562	(160,302)	(109,341)
Realized investment gains	—	—	49,696	49,696	49,696	32,234
Consolidated	$4 ,663,701	$672,660	$252,036	$5,588,397	$1,092,392	$766,239
December 31, 2006:						
Specialty	$ 1,752,507	$200,421	$ —	$1,952,928	$ 479,105	$332,462
Regional	1,205,912	83,957	—	1,289,869	201,417	139,737
Alternative Markets	658,805	114,914	104,812	878,531	291,416	201,486
Reinsurance	859,411	133,709	—	993,120	135,424	102,065
International	215,987	32,907	—	248,894	34,447	24,550
Corporate, other and eliminations [1]	—	20,267	1,574	21,841	(162,812)	(107,896)
Realized investment gains	—	—	9,648	9,648	9,648	7,114
Consolidated	$ 4,692,622	$586,175	$116,034	$5,394,831	$ 988,645	$699,518

Identifiable assets by segment are as follows (dollars in thousands):

Years Ended December 31,	2008	2007
Specialty	**$ 5,594,747**	$ 5,885,082
Regional	**2,652,459**	2,713,397
Alternative Markets	**3,463,508**	3,261,318
Reinsurance	**4,231,514**	4,906,650
International	**879,271**	870,404
Corporate, other and eliminations [1]	**(700,341)**	(816,846)
Consolidated	**$16,121,158**	$16,820,005

[1] Corporate, other and eliminations represent corporate revenues and expenses, realized investment gains and losses and other items that are not allocated to business segments.

Net premiums earned by major line of business are as follows (dollars in thousands):

	2008	2007	2006
SPECIALTY			
Premises operations	**$ 596,314**	$ 730,874	$ 744,351
Commercial automobile	**268,438**	277,170	267,091
Products liability	**183,786**	228,749	257,992
Property	**208,534**	210,791	164,784
Professional liability	**155,967**	155,171	158,124
Other	**205,876**	169,792	160,165
Total Specialty	**1,618,915**	1,772,547	1,752,507
REGIONAL			
Commercial multiple peril	**455,366**	474,574	468,978
Commercial automobile	**361,793**	364,467	348,126
Workers' compensation	**250,770**	251,774	246,151
Other	**169,329**	160,099	142,657
Total Regional	**1,237,258**	1,250,914	1,205,912
ALTERNATIVE MARKETS			
Excess workers' compensation	**289,764**	311,786	308,290
Primary workers' compensation	**243,571**	250,628	270,193
Other	**93,523**	89,495	80,322
Total Alternative Markets	**626,858**	651,909	658,805
REINSURANCE			
Casualty	**444,606**	609,398	758,635
Property	**75,111**	131,041	100,776
Total Reinsurance	**519,717**	740,439	859,411
INTERNATIONAL	**286,832**	247,892	215,987
Total	**$4,289,580**	$4,663,701	$4,692,622

(26) Quarterly Financial Information (Unaudited)

The following is a summary of quarterly financial data (dollars in thousands, except per share data):

	Three months ended							
	March 31,		June 30,		September 30,		December 31,	
	2008	2007	2008	2007	2008 [b]	2007 [c]	2008	2007
Revenues	**$1,375,204**	$1,359,021	**$1,199,139**	$1,386,583	**$1,055,630**	$1,442,790	**$1,078,835**	$1,400,003
Net income (loss)	**188,438**	188,426	**80,257**	190,633	**(27,880)**	203,056	**40,326**	184,124
Net income (loss) per share [a]:								
Basic	**1.07**	.98	**.48**	.98	**(.17)** [b]	1.09	**.25**	1.01
Diluted	**1.03**	.93	**.46**	.93	**(.17)** [b]	1.05	**.24**	.97

[a] Earnings (loss) per share ("EPS") in each quarter is computed using the weighted-average number of shares outstanding during that quarter while EPS for the full year is computed using the weighted-average number of shares outstanding during the year. Thus, the sum of the four quarters EPS does not necessarily equal the full-year EPS.

[b] For the three months ended September 30, 2008, the anti-dilutive effects of 6,086 potential common shares outstanding were excluded from the outstanding diluted shares due to the third quarter loss.

[c] The third quarter 2007 was restated to reflect the change in accounting. See Note 1.

(27) Subsequent Event

The Company's share of the earnings or losses of investment funds is generally reported on a one-quarter lag in order to facilitate the timely completion of the Company's financial statements. Subsequent to December 31, 2008, the Company received the 2008 financial statements for certain real estate and energy funds. The Company's share of net losses reported by these funds for their 2008 fourth quarter was $111 million pre-tax, or $72 million after-tax. The Company will report this loss, together with the results for investment funds for which 2008 financial statements have not yet been received, in its income statement for the first quarter of 2009.

Specialty

Excess and Surplus Lines

Admiral Insurance Group, LLC
Admiral Insurance Company
1255 Caldwell Road
Cherry Hill, NJ 08034
Tel: (856) 429 9200 Fax: (856) 429 8611
www.admiralins.com

James S. Carey, CPCU, President & Chief Executive Officer
Thomas G. Grilli, Jr., Senior Vice President, Chief Financial Officer & Treasurer
Daniel A. MacDonald, Senior Vice President & Secretary
Scott R. Barraclough, Regional Vice President
Curtis E. Fletcher, CPCU, Regional Vice President
Michael S. Howey, Regional Vice President
Martin M. Michell, Regional Vice President
Robert J. Morgan, Vice President
Anthony A. Peraine, Vice President
Walter G. Strauss, Vice President
Patricia A. Vreeland, Vice President

Austin, Texas	Tel: (512) 795 0766
Duluth, Georgia	Tel: (770) 476 1561
Seattle, Washington	Tel: (206) 467 6511

Admiral Excess Underwriters

Chicago, Illinois	Tel: (312) 368 1107
Duluth, Georgia	Tel: (770) 476 1561
Stamford, Connecticut	Tel: (203) 323 8286

Admiral Professional Program
mbernstein@admiralins.com

Michael S. Bernstein, President

Admiral Risk Insurance Services, Inc.

Los Angeles, California	Tel: (213) 891 9259

Berkley Life Sciences, LLC
200 Princeton South Corporate Center, Suite 250
Ewing, NJ 08628
Tel: (609) 844 7800 Fax: (609) 844 7859
www.berkleyls.com

Jill E. Wadlund, President
Emily J. Urban, Senior Vice President
Eric M. Jacobs, Vice President
Lisa K. Krist, Vice President
Sharon C. McDermott, Vice President
Paul Osuch, Vice President
Spencer J. Page, Vice President & Chief Financial Officer
Esperanza Pereira, Vice President
Scott A. Rosenberg, Vice President

Berkley Select, LLC
250 South Wacker Drive, Suite 700
Chicago, IL 60606
Tel: (312) 881 1330 Fax: (312) 881 1338
www.berkleyselect.com

Joseph G. Shores, President
Diane L. Cummings, Executive Vice President
Joseph N. Smith, Chief Financial Officer
Ernest J. Fahien, Vice President
Todd D. Hampton, Vice President

Berkley Specialty Underwriting Managers LLC
Three Ravinia Drive, Suite 500
Atlanta, GA 30346
Tel: (404) 443 2040 Fax: (404) 443 2050
www.berkleysum.com

Steven S. Zeitman, President & Chief Executive Officer
Rick Bak, CPCU, Executive Vice President & Chief Operating Officer
Elena D. Mohler, CPCU, Senior Vice President
Elizabeth K. Frey, CPCU, Vice President
Peter E. Lambert, CPCU, Vice President
Patricia K. London, Vice President & Chief Financial Officer
Robert J. Patterson, Vice President
Roy B. Pomerantz, Vice President
Joseph F. Rugnetta, Vice President
Michael A. Turner, CPCU, Vice President
Cindy L. Broschart, President – Entertainment & Sports
Michael A. Harris, Vice President

Specialty Casualty

Atlanta, Georgia	Tel: (404) 443 2055
Chicago, Illinois	Tel: (404) 443 2080
Glastonbury, Connecticut	Tel: (404) 443 2070
St. Paul, Minnesota	Tel: (404) 443 2075

Entertainment & Sports

Irving, Texas	Tel: (972) 819 8980
Glendale, California	Tel: (972) 819 8985

Environmental

Atlanta, Georgia	Tel: (404) 443 2117

FinSecure, LLC
1122 Kenilworth Drive, Suite 107
Towson, MD 21204
Tel: (410) 337 9260 Fax: (866) 915 7879
www.finsecure.net

Annette Merz, President
Joseph L. Mathews, Chief Financial Officer & Treasurer
Barbara A. Ewing, Vice President
Curtis Landen, Vice President

Nautilus Insurance Group, LLC
Nautilus Insurance Company
Great Divide Insurance Company
7233 East Butherus Drive
Scottsdale, AZ 85260
Tel: (480) 951 0905 Fax: (480) 951 9730
www.nautilusinsgroup.com

Thomas M. Kuzma, President & Chief Executive Officer
Richard P. Shemitis, CPCU, Executive Vice President & Chief Underwriting Officer
Miklos F. Kallo, Senior Vice President, Chief Financial Officer & Treasurer
Michael J. Kilgas, Senior Vice President
Kellie R. Barwick, Vice President
Kimberly R. Levensky, Vice President
Karen W. Loftus, Vice President
Wendy L. Markham, CPCU, Vice President
Bonnie R. McKrill, Vice President
Veronica L. Monteilh, Vice President
Cynthia A. Roa, Vice President
Deborah J. Savoie, Vice President
Mindy M. Sheble, Vice President

James G. Schiffer, Vice President
Janet L. Shemanske, Vice President & Secretary
Katherine M. Suhm, CPCU, Vice President
Antoinette L. Whitrock, CPCU, Vice President

Vela Insurance Services, LLC
200 West Madison, Suite 2700
Chicago, IL 60606
Tel: (312) 553 4413 Fax: (312) 553 4431

David A. Jordan, President
Michael P. Sullivan, Senior Vice President & Branch Manager
David P. Lucey, Vice President & Branch Manager
Ted H. Perry, Vice President & Branch Manager
Mark S. Anderson, Vice President
William L. Braden, Vice President
Gerald P. Kalvaitis, Jr., Vice President & Chief Financial Officer
Ritamari Martin, Vice President
Patricia Maruszak, Vice President

Omaha, Nebraska (Claims)	Tel: (402) 492 8352
Radnor, Pennsylvania	Tel: (610) 688 4275
Solvang, California	Tel: (805) 693 0839

Admitted Specialty Lines

American Mining Insurance Group, LLC
American Mining Insurance Company, Inc.
3490 Independence Drive
Birmingham, AL 35209
Tel: (205) 870 3535 Fax: (205) 870 3245
www.americanmining.com

Chandler F. Cox, Jr., CPCU, President & Chief Executive Officer
Dominick Giovannelli, Executive Vice President &
Chief Financial Officer
Theodore C. Roose, Senior Vice President
Donna J. Shenesky, Senior Vice President
J. Dale Thompson, Senior Vice President
Bryant E. Brown, Vice President
Durbin W. Christner, Vice President
Jonathan W. Flower, Vice President
Ruth A. Howald, Vice President
Ann J. Watts, Vice President & Secretary
Gregory T. Pierre, Treasurer

Johnstown, Pennsylvania	Tel: (814) 255 0200
Lexington, Kentucky	Tel: (859) 971 1955
Richlands, Virginia	Tel: (276) 596 9611

Berkley Asset Protection Underwriting Managers, LLC
317 Madison Avenue, Suite 814
New York, NY 10017
Tel: (212) 922 0659 Fax: (212) 922 9362
www.berkleyassetpro.com

Joseph P. Dowd, President
Gregory J. Smith, Executive Vice President
Sean C. Missal, Vice President
Nicholas A. F. Reynolds, Vice President

Glen Allen, Virginia	Tel: (804) 237 5253
Rocky Hill, Connecticut	Tel: (860) 331 2399

Berkley Aviation, LLC
1101 Anacapa Street, Suite 200
Santa Barbara, CA 93101
Tel: (805) 898 7640 Fax: (805) 898 7690
www.berkleyaviation.com

Jason R. Niemela, President
Richard S. Huston, Senior Vice President
Gary L. Feramisco, Vice President
Ryan R. Gould, Vice President
Alan C. Hair, Vice President & Chief Financial Officer
Matthew P. Rowley, Vice President

Berkley Offshore Underwriting Managers, LLC
14 Wall Street, Suite 1610
16th Floor
New York, NY 10005
Tel: (212) 618 1531

Frank A. Costa, President
D. Scott Barnard, Vice President
Beena Gadgil, Vice President
Aron L. Pasternack, Vice President

Houston, Texas	Tel: (713) 259 1030

Berkley Offshore Underwriting Managers UK, Limited
40 Lime Street
London EC3M 7AW, England
Tel: (44) 207 337 1401

R. Christian Walker, Executive Vice President

Berkley Professional Liability, LLC
14 Wall Street, Suite 1607
16th Floor
New York, NY 10005
Tel: (212) 618 1563 Fax: (212) 618 1705
www.berkleypro.com

John R. Benedetto, President
Steven P. Walsh, Executive Vice President
Paul A. Brophy, Senior Vice President
Ashley M. Beales, Vice President
Josh A. Weiss, Vice President

Toronto, Ontario, Canada	Tel: (416) 304 1178

Berkley Underwriting Partners, LLC
215 Shuman Boulevard, Suite 200
Naperville, IL 60563
Tel: (630) 210 0360 Fax: (630) 210 0375
www.bupllc.com

John S. Diem, President & Chief Executive Officer
Joseph L. Mathews, Executive Vice President &
Chief Financial Officer
Julius M. Colangelo, Senior Vice President
Spencer L. Coyle, Senior Vice President
David A. Hanes, Senior Vice President
Joseph M. Pojman, Senior Vice President
Michael Anello, Vice President
David A. Bell, Vice President
Christopher C. Campbell, Vice President
Paul H. Lundberg, Vice President
Stephen A. Murray, Vice President
Steven H. Strauss, Vice President
Thomas J. Voss, Vice President

Carolina Casualty Insurance Group, LLC

Carolina Casualty Insurance Company

4600 Touchton Road East, Building 100, Suite 400
Jacksonville, FL 32246
Tel: (904) 363 0900 Fax: (904) 363 8098
www.carolinacas.com

William E. Haines, CPCU, President & Chief Executive Officer
Donald J. Bromberek, Vice President
Reyad G. Cratem, III, Vice President, Chief Financial Officer & Treasurer
George W. Lindh, CPCU, Vice President
Robert W. Perew, Vice President
Timothy D. Ryan, CPCU, Vice President
Carroll D. Starmer, Vice President
Catherine P. Steckner, Vice President
Betty C. Sutherland, Vice President & Secretary

Greenville, South Carolina — Tel: (864) 286 1480

Gemini Transportation Underwriters
rmodafferi@carolinacas.com

Rocco P. Modafferi, CPCU, President

Clermont Specialty Managers, Ltd.

3 University Plaza Drive, Suite 604
Hackensack, NJ 07601
Tel: (201) 342 4211 Fax: (201) 342 6381
www.clermonthid.com

William J. Johnston, President
David A. Gianfrancesco, Executive Vice President
Donald J. Togneri, CPCU, Senior Vice President
Richard Pellegrino, Chief Financial Officer
Mark Mikulak, Vice President

Monitor Liability Managers, LLC

2850 West Golf Road, 8th Floor
Rolling Meadows, IL 60008-4039
Tel: (847) 806 6590 Fax: (847) 806 6282
www.monitorliability.com

Douglas J. Powers, CPCU, President & Chief Executive Officer
Sandra C. Nelson, Senior Vice President
David R. Aller, CPCU, Vice President
Jason A. Fogg, Vice President
Joseph B. Haltman, Vice President
Thomas M. Hayden, Vice President
Peter A. Lindquist, CPCU, Vice President, Chief Financial Officer, Treasurer & Secretary
Thomas J. Mathias, Vice President
Randal P. Mrozowicz, Vice President

Regional

Acadia Insurance Group, LLC

One Acadia Commons, P.O. Box 9010
Westbrook, ME 04098-5010
Tel: (207) 772 4300 Fax: (207) 772 6104
www.acadiainsurance.com

William M. Rohde, Jr., President
Charles A. Hamblen, CPCU, Senior Vice President, Chief Financial Officer & Treasurer
Paul S. McAuliffe, Senior Vice President
Bobbi Amero, CPCU, Vice President
Andrew M. Burbank, Vice President
Colleen Conroy, CPCU, Vice President
Jane E. Gordon, Vice President
Susan Grady, Vice President
Joseph Gresia, Jr., Vice President
David J. LeBlanc, CPCU, Vice President
J. Barry May, CPCU, Vice President
Stephen J. Rich, CPCU, Vice President
David S. Richards, Vice President
Kathryn P. Whitmore, Vice President

Bedford, New Hampshire	Tel: (603) 627 8466
Marlborough, Massachusetts	Tel: (508) 786 6600
Rocky Hill, Connecticut	Tel: (860) 331 2400
South Burlington, Vermont	Tel: (802) 658 0722
Syracuse, New York	Tel: (315) 457 3757
Westbrook, Maine	Tel: (207) 772 4300

Berkley Mid-Atlantic Group, LLC

4820 Lake Brook Drive, Suite 300
Glen Allen, VA 23060
Tel: (804) 285 2700 Fax: (804) 285 5717
www.wrbmag.com

Kevin W. Nattrass, President & Chief Executive Officer
William Kirk Bonner, Vice President
Jeffrey E. Bouton, CPCU, Vice President
William Tim Gardner, Regional Vice President
J. Eric Lange, Regional Vice President
Allen R. Latimer, Vice President, Chief Financial Officer & Treasurer
J. Michael Lent, CPCU, Vice President
Marianne Morosko, CPCU, Vice President
Vickie Price, Vice President
Laura L. Thorne, Vice President
William E. Yount, CPCU, Regional Vice President

Glen Allen, Virginia
Charlotte, North Carolina
Erie, Pennsylvania
Harrisburg, Pennsylvania
Tel: (800) 283 1153

Continental Western Group, LLC

11201 Douglas Avenue
Des Moines, IA 50322
Tel: (515) 473 3000 Fax: (515) 473 3015
www.cwgins.com

Bradley S. Kuster, CPCU, President & Chief Executive Officer
Robert F. Buehler, Executive Vice President
Michael L. Anania, Regional Vice President
William J. Besonen, CPCU, Regional Vice President
Donald M. Huston, Regional Vice President
Richard B. Swain, CPCU, Regional Vice President
Ann M. Collins, Vice President & Chief Financial Officer
Aaron M. Larson, Vice President
Thomas E. Nelson, Vice President
Lynsey L. Oster, Vice President
Terry L. Shaw, CPCU, Vice President
Robert B. Shepard, CPCU, Vice President
John F. Thelen, Vice President, General Counsel & Secretary
C. Jeffrey West, Vice President

Boise, Idaho	Tel: (208) 898 5200
Lincoln, Nebraska	Tel: (402) 423 7688
Luverne, Minnesota	Tel: (507) 283 9561
Des Moines, Iowa	Tel: (515) 473 3000

Berkley Agribusiness Risk Specialists
11201 Douglas Avenue
Des Moines, IA 50322
Tel: (515) 473 3000 Fax: (515) 473 3006

Terry L. Shaw, CPCU, President
Bradley T. London, Senior Vice President
Bradley G. Waline, Senior Vice President

Union Standard Insurance Group, LLC

122 West Carpenter Freeway, Suite 350
Irving, TX 75039-2008
Tel: (972) 719 2400 Fax: (972) 719 2401
www.usic.com

Craig W. Sparks, President
James W. Foos, CPCU, Senior Vice President
Edmund P. Hemmerick, CPCU, Senior Vice President
Jeffrey N. Carver, Regional Vice President
John E. Gray, Vice President, Chief Financial Officer & Treasurer
Richard W. Hitch, CPCU, Vice President
O. Melvin Holt, CPCU, Vice President
Jacquelynne Hurst, Vice President
Howard A. Kunst, Vice President
B. Keith Mitchell, Vice President
Mary Jane Neese, Regional Vice President
Greg R. Perkins, Vice President
E. Leslie Prock, Vice President
Michael W. Smith, Vice President
Ty C. Simmons, Vice President, Corporate Counsel & Secretary

Dallas, Texas	Tel: (972) 719 2491
Little Rock, Arkansas	Tel: (501) 707 6508
Meridian, Mississippi	Tel: (601) 581 4134
Nashville, Tennessee	Tel: (615) 932 5508
Phoenix, Arizona	Tel: (480) 281 3933
San Antonio, Texas	Tel: (210) 515 5208

Berkley Regional Specialty, LLC
Berkley Regional Specialty Insurance Company

14902 North 73rd Street, P.O. Box 28333
Scottsdale, AZ 85255-0155
Tel: (480) 444 5950 Fax: (480) 607 2991

Bill Thornton, CPCU, CLU, Chairman & President
Walter E. Stradley, Senior Vice President
Rodney B. Frantz, Vice President, Chief Financial Officer & Treasurer
Vickie L. Potts, CPCU, Vice President
Patrick K. Watland, CPCU, Vice President

Dallas, Texas	Tel: (972) 719 2824
Des Moines, Iowa	Tel: (866) 752 6361
Richmond, Virginia	Tel: (804) 237 5271

Berkley Surety Group, LLC

412 Mt. Kemble Avenue, Suite 310N
Morristown, NJ 07960
Tel: (973) 775 5021 Fax: (973) 775 5204
www.berkleysurety.com

Steven F. Coward, President
John F. Beers, Vice President
Anna B. Dime, Vice President
Michael J. Hurley, Vice President
Fred H. Lustig, Vice President
Andrew M. Tuma, Vice President

Alpharetta, Georgia	Tel: (678) 624 1818
Charlotte, North Carolina	Tel: (973) 775 5076
Dallas, Texas	Tel: (973) 775 5250
Des Moines, Iowa	Tel: (515) 473 3172
Lincoln, Nebraska	Tel: (402) 421 4399
Marlborough, Massachusetts	Tel: (508) 263 2582
Morristown, New Jersey	Tel: (973) 775 5052
New York, New York	Tel: (212) 867 2650
Radnor, Pennsylvania	Tel: (973) 775 5095
Richmond, Virginia	Tel: (973) 775 5079
Scottsdale, Arizona	Tel: (973) 775 5222
Seattle, Washington	Tel: (206) 223 5842
Tampa, Florida	Tel: (973) 775 5056
Westbrook, Maine	Tel: (207) 228 1922

Regional business written in: Acadia Insurance Company; Berkley Regional Insurance Company; Continental Western Insurance Company; Firemen's Insurance Company of Washington, D.C.; Union Insurance Company; Union Standard Lloyds. Berkley Surety Group, LLC also writes business in Carolina Casualty Insurance Company.

Regional Excess Underwriters, LLC

One Acadia Commons, P.O. Box 9010
Westbrook, ME 04098-5010
Tel: (866) 261 0420 Fax: (866) 495 9473

William F. Murray, CPCU, President

Charlotte, North Carolina	Tel: (866) 338 6078
Chicago, Illinois	Tel: (866) 338 7484
Irving, Texas	Tel: (866) 339 5097
Winter Park, Florida	Tel: (866) 338 4414

Alternative Markets

Berkley Accident and Health, LLC

2445 Kuser Road, Suite 201
Hamilton Square, NJ 08690-3303
Tel: (609) 584 6990 Fax: (609) 588 5770
www.berkleyah.com

Donato Gasparro, President & Chief Executive Officer
Peter C. Jonson, Controller

Alpharetta, Georgia	Tel: (609) 584 4644
Minneapolis, Minnesota	Tel: (609) 584 4645
Fort Washington, Pennsylvania	Tel: (609) 584 4569

Berkley Life and Health Insurance Company

475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

Donato Gasparro, President
Eugene G. Ballard, Senior Vice President
Carol J. LaPunzina, Senior Vice President & Secretary
Peter C. Jonson, Treasurer

Berkley Medical Excess Underwriters, LLC

390 S. Woods Mill Road, Suite 125
St. Louis, MO 63017
Tel: (314) 523 3650 Fax: (314) 523 3685
www.berkleymed.com

J. Michael Foley, President
Collin J. Suttie, Senior Vice President
W. Matthew Fessler, Vice President
Dianne Perry-Nixon, Vice President
Robbin A. Willis, Vice President
Roger J. Becker, Controller & Treasurer

Berkley Net Underwriters, LLC
12701 Marblestone Drive, Suite 250
Woodbridge, VA 22192
Tel: (703) 586 6300 Fax: (703) 586 6286
www.berkleynet.com

John K. Goldwater, President & Chief Executive Officer
James B. Gilbert, Senior Vice President
Brian R. Risen, CPCU, Senior Vice President
John J. Burke, Vice President
David J. Lasota, CPCU, Vice President

Hamilton Square, New Jersey	Tel: (609) 584 6990

Berkley Risk Administrators Company, LLC
222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
Tel: (612) 766 3000 Fax: (612) 766 3099
www.berkleyrisk.com

Mark C. Tansey, Chairman
Kenneth R. Hopkins, President & Chief Operating Officer
Kim J. Brenckman, Senior Vice President
Andrew C. Cavenagh, Senior Vice President
Scott L. Dahlager, Senior Vice President
Thomas R. Drake, Senior Vice President
Patricia J. Fish, Senior Vice President
Bruce A. Medvec, Senior Vice President
Allen P. Utzig, Senior Vice President
Geraint D. Powell, Vice President & Legal Counsel

Council Bluffs, Iowa	Tel: (800) 832 0137
Indianapolis, Indiana	Tel: (317) 585 2799
Glendale, California	Tel: (972) 819 8961
Las Vegas, Nevada	Tel: (702) 415 2970
Nashville, Tennessee	Tel: (615) 493 7777
Overland Park, Kansas	Tel: (913) 385 4960
Philadelphia, Pennsylvania	Tel: (215) 854 6380
Pierre, South Dakota	Tel: (605) 945 2144
Rolling Meadows, Illinois	Tel: (866) 738 3243
St. Paul, Minnesota	Tel: (651) 281 1200
Scottsdale, Arizona	Tel: (602) 992 8844
Tukwila, Washington	Tel: (206) 575 2303
Virginia Beach, Virginia	Tel: (757) 490 7838
Wauwatosa, Wisconsin	Tel: (414) 771 2038

All Claims of Nevada
Las Vegas, Nevada — Tel: (702) 415 2970

Allied Adjusters
Minneapolis, Minnesota — Tel: (612) 766 3700

Arizona All Claims
Scottsdale, Arizona — Tel: (602) 997 5877

Berkley Administrators of Connecticut, Inc.
Farmington, Connecticut — Tel: (860) 409 9300

Berkley Risk & Insurance Services
Novato, California — Tel: (415) 898 9600

Berkley Risk Managers
Mays Landing, New Jersey — Tel: (609) 625 5544

Berkley Risk Services of Colorado
Denver, Colorado — Tel: (303) 357 2600

Garnet Captive Insurance Services, LLC
San Francisco, California — Tel: (415) 921 7701

Independent Plan Administrators, LLC
Las Vegas, Nevada — Tel: (702) 415 2970

Southwest Risk Services
Scottsdale, Arizona — Tel: (602) 996 8810

Key Risk Insurance Company
Key Risk Management Services, LLC
7900 McCloud Road, Suite 300
P.O. Box 49129
Greensboro, NC 27419
Tel: (336) 668 9050 Fax: (336) 605 7544
www.keyrisk.com

Joe W. Sykes, CPCU, Chairman & Chief Executive Officer
Robert W. Standen, President
Rebecca H. Karr, CPCU, Chief Operating Officer & Chief Financial Officer
Joe C. Brooks, Senior Vice President
John A. Godfrey, CPCU, Senior Vice President
Anne H. Myers, CPCU, Senior Vice President
Joseph J. Abriola, Vice President
David A. Chandler, Vice President
Kimberly S. Fiedler, Vice President

Alpharetta, Georgia	Tel: (770) 751 8901
Baltimore, Maryland	Tel: (410) 864 2600
Charlotte, North Carolina	Tel: (704) 329 9550
Columbia, South Carolina	Tel: (803) 252 1777
Jacksonville, Florida	Tel: (904) 880 7926
Nashville, Tennessee	Tel: (615) 493 7774
Raleigh, North Carolina	Tel: (919) 876 8611
Richmond, Virginia	Tel: (804) 288 2660

Midwest Employers Casualty Group, LLC
Midwest Employers Casualty Company
14755 North Outer Forty Drive, Suite 300
Chesterfield, MO 63017
Tel: (636) 449 7000 Fax: (636) 449 7199
www.mwecc.com

Melodee J. Saunders, President & Chief Operating Officer
Steven J. Link, Executive Vice President
Peter W. Shaw, Senior Vice President, Chief Financial Officer & Treasurer
Donna L. Knowling, Senior Vice President & Secretary
Robert H. Burgoyne, Vice President
Clairmonte O. Cappelle, Vice President

Preferred Employers Group, LLC
Preferred Employers Insurance Company
1455 Frazee Road, Suite 1000
San Diego, CA 92108
Tel: (619) 688 3900 Fax: (888) 472 9490
www.preferredworkcomp.com

Linda R. Smith, President & Chief Executive Officer
Timothy J. Wiebe, Vice President, Treasurer & Chief Financial Officer
Marc J. Beaulieu, Senior Vice President
Rosemary Favier, Senior Vice President
Jan A. Beaver, Vice President & Secretary
John C. Bennett, Vice President
Thomas I. Boggs, Vice President
Randy Sysol, Vice President

Riverport Insurance Services, LLC
Riverport Insurance Company

222 South Ninth Street, Suite 1300
Minneapolis, MN 55402-3332
Tel: (612) 766 3100 Fax: (612) 766 3860
www.riverportinsurance.com

Douglass E. Pfeifer, President
David S. Kyllo, Senior Vice President & Secretary
Colleen M. Lazanich, Vice President
David A. Montgomery, Vice President
Robert A. Weisbrod, Vice President
Laura J. Williams, Vice President

Reinsurance

Berkley Insurance Company

475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, Chairman & President
Tom N. Kellogg, Vice Chairman
Mark G. Davidowitz, Senior Vice President & Treasurer
Carol J. LaPunzina, Senior Vice President,
General Counsel & Secretary
Richard D. Thomas, Vice President

B F Re Underwriters, LLC

One Landmark Square, Suite 1920
Stamford, CT 06901
Tel: (203) 975 7739 Fax: (203) 975 7749
www.bfreunds.com

Daniel L. Avery, President
Richard A. Corpus, Executive Vice President
Maria W. Anderson, Senior Vice President
Frederic C. Cooper, Senior Vice President
Thomas J. Greenfield, Senior Vice President
Jeff M. Neher, Senior Vice President
Catherine P. Schilling, Senior Vice President
Scott Balfour, Vice President
David M. Bartone, Vice President
Clifford Dunigan, Vice President
Thomas P. Gaughran, Vice President
Scott Medors, Vice President
Gary S. Miller, Vice President
L. Randy Miller, Vice President
Raymond H. Niver, Vice President
Kathleen C. Patton, Vice President
William F. Seefried, Vice President
Gary W. Shreve, Vice President
William R. Turner, Vice President

Chicago, Illinois	Tel: (312) 553 4707
Dublin, Ohio	Tel: (614) 766 4316
Duluth, Georgia	Tel: (770) 814 7531
Irving, Texas	Tel: (972) 580 9950
Philadelphia, Pennsylvania	Tel: (215) 568 3570
San Francisco, California	Tel: (415) 543 4466

Berkley Risk Solutions, LLC

475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 769 4050 Fax: (203) 769 4059

Jeffrey E. Vosburgh, President
Gregory A. Cuzzi, Senior Vice President
Kenneth M. Roberts, Vice President

Facultative ReSources, Inc.

3 Landmark Square, Suite 500
Stamford, CT 06901
Tel: (203) 658 1500 Fax: (203) 658 1515

James W. McCleary, Chairman
John E. Goodloe, President
James H. Crutchley, Executive Vice President &
Chief Underwriting Officer
Gerald S. King, Executive Vice President &
Chief Marketing Officer
Michael J. Nicholas, Senior Vice President
Edward N. Ryan, Senior Vice President
Paul R. Bednarz, Vice President
Patrick J. Cannan, Vice President
Robert W. Colantuoni, Vice President
Robert T. Comstock, Vice President
Philip E. D'Eramo, Vice President
Colleen P. Fahey, Vice President
Ronald S. Hayden, Vice President
Thomas V. Lehmkuhl, Vice President
Victor V. Leong, Vice President
Eugene F. Mason, Vice President
David M. McNichols, Vice President

Atlanta, Georgia	Tel: (770) 396 2515
Chicago, Illinois	Tel: (312) 435 1231

Gemini Insurance Company
StarNet Insurance Company

475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3800 Fax: (203) 542 3839

William R. Berkley, President & Chief Executive Officer
Mark G. Davidowitz, Senior Vice President & Treasurer
John S. Diem, Executive Vice President
Donato Gasparro, Executive Vice President –
StarNet Insurance Company
John K. Goldwater, Executive Vice President –
StarNet Insurance Company
Jason R. Niemela, Executive Vice President
Jill E. Wadlund, Executive Vice President –
Gemini Insurance Company
Carol J. LaPunzina, Senior Vice President,
General Counsel & Secretary

Signet Star Re, LLC

475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3200 Fax: (203) 542 3290
www.signetstar.com

Jon A. Schriber, President & Chief Executive Officer
Mark G. Davidowitz, Senior Vice President & Chief Financial Officer
Melissa M. Emmendorfer, Senior Vice President
Stephen P. Horvath, Senior Vice President
Timothy C. McCoy, Senior Vice President
John J. Myers, Senior Vice President
Gordon J. Olver, Senior Vice President
Kevin J. Shea, Senior Vice President
Joseph W. Walsh, Senior Vice President
Todd W. Bolden, Vice President
Barbara A. Connell, Vice President
Graham C. Dickinson, Vice President
Olivia W. Giuntini, Vice President
Julie K. Halper, Vice President

Joseph H. Iarocci, Vice President
Paul J. Kelly, Vice President
Krystyna H. Miller, Vice President
Andrea E. Trimble, Vice President

Berkley Facultative Reinsurance Services, LLC

475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 542 3500 Fax: (203) 542 3576

C. Fred Madsen, President
Stephen A. Samoskevich, Senior Vice President
Francis Bilotti, Vice President
Norman H. Davis, Vice President
Joseph A. Sweeney, Vice President
Pasquale Tomaino, Vice President & Chief Financial Officer
Susan B. Williams, Vice President

INTERNATIONAL

Berkley International, LLC

475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4097

William R. Berkley, Chairman & Chief Executive Officer
W. Robert Berkley, Jr., Vice Chairman
Eugene G. Ballard, Senior Vice President,
Chief Financial Officer & Treasurer
Ira S. Lederman, Senior Vice President,
General Counsel & Secretary
Steven J. Malawer, Vice President, Associate General Counsel &
Assistant Secretary

Berkley International Latinoamérica S.A.

Carlos Pellegrini 1023, 8th Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111
www.berkley.com.ar

Eduardo I. Llobet, President & Chief Executive Officer
Marcelo R. Crespo, Chief Financial Officer

INSURANCE

Berkley International Aseguradora de Riesgos del Trabajo S.A.

Carlos Pellegrini 1023, 3rd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8000 Fax: (54) 11 4378 8189
www.berkley.com.ar

Eduardo I. Llobet, President
Alejandro Bruce, Senior Vice President

Berkley International do Brasil Seguros S.A.

Rua Olimpíadas, 242, 7th Floor
04551-000 São Paulo, Brazil
Tel: (55) 11 3848 8622 Fax: (55) 11 3848 8633
www.berkley.com.br

José Marcelino Risden, Chief Executive Officer
Silvia Caroline T. Vergara, Chief Operating Officer
Carlos A. Borges do Nascimento, Chief Financial Officer
Sandra Santana Pereira do Santos, Chief Underwriting Officer
Luciana Natividade Motta de Souza, Chief Marketing Officer

Berkley International Seguros S.A.

Mitre 699, S2000COM - Rosario, Argentina
Tel: (54) 341 410 4200 Fax: (54) 341 425 9802

Carlos Pellegrini 1023, 2nd Floor
C1009ABU - Buenos Aires, Argentina
Tel: (54) 11 4378 8100 Fax: (54) 11 4378 8111
www.berkley.com.ar

Eduardo I. Llobet, President & Chief Executive Officer
Osvaldo P. Borghi, Chief Operating Officer

Berkley International Seguros S.A. (Uruguay)

Juncal 1035, Apto 101
11000 - Montevideo, Uruguay
Tel: (598) 2 916 6998 Fax: (598) 2 916 5196
www.berkley.com.uy

Eduardo I. Llobet, President
Álvaro A. Miguel, Chief Executive Officer

Berkley Canada Inc.

First Canadian Place
100 King Street West, Suite 2610
P.O. Box 260
Toronto, ON M5X 1C8, Canada
Tel: (416) 304 1178 Fax: (416) 304 4108

Michael S. McLachlan, President
Gregory Shields, Senior Vice President
Gerald Wolfe, Senior Vice President

W. R. Berkley Insurance (Europe), Limited

40 Lime Street, 2nd Floor
London EC3M 7AW, England
Tel: (44) 207 280 9000 Fax: (44) 207 280 9090
www.wrbeurope.com

Stuart Wright, Chief Executive Officer & Chief Underwriting Officer
Paul Hosking, Chief Financial Officer
Steven Myhre, Director of Claims
Steven Patfield, Senior Corporate Actuary
Peter Glanfield, Director of Underwriting
James Bright, Director European Branches
Colin Eaton, Regional Underwriting Manager
Anthony Judge, London Market PI Underwriting Manager
Graham Dennis, Chief Operating Officer
John Munro, Underwriting Services Manager
Ian Frisby, Underwriting Manager, Engineering & Construction
Simon Mepham, Directors' & Officers' Liability Underwriter
Sharon Brennan, Medical Malpractice Underwriter
Carlo Giandomenici, Finance & Corporate Reporting Manager
Paul Atkinson, Personal Accident Underwriter

Centurion House
129 Deansgate
Manchester M3 3WR, England
Tel: (44) 161 830 2100 Fax: (44) 171 830 2164

Frances McDonnell, Branch Underwriter, Financial Lines

W. R. Berkley Insurance Ireland
Top Floor
Unit 3C
Fingal Bay Business Park
Balbriggan
Co. Dublin, Ireland
Tel: (353) 1 690 4442 Fax: (353) 1 690 4448

Owen Twomey, Branch Manager
Tim Barniville, Senior Underwriter

W. R. Berkley Insurance (Europe), Limited
Sucursal en España
Paseo de la Castellana 149, 6th Floor
28046 Madrid, Spain
Tel: (34) 91 449 26 46 Fax: (34) 91 449 26 99

Armando Calderón, General Manager
Juan Peran, Product Manager – Professional Indemnity
Lourdes del Pozo, Product Manager – Medical Malpractice
Ignacio Megía, Claims Manager

Paseo de Gracia num. 11
Escalera A – 6ª planta 4
08008 Barcelona, Spain
Tel: (34) 93 481 47 29 Fax: (34) 93 481 47 37

W. R. Berkley Insurance Australia
Level 21
Tower 2, Darling Park
201 Sussex Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9006 1140 Fax: (61) 2 9006 1010

Christian Garling, General Manager & Underwriter
Peter Holsgrove, Underwriting Manager

W. R. Berkley Syndicate Limited
40 Lime Street, 7th Floor
London EC3M 7AW, England
Tel: (44) 207 088 1967 Fax: (44) (0) 20 7088 1999

Michael A. Sibthorpe, Chief Executive
Alastair Blades, Property Underwriter
Paul A. Simmonds, Accident Underwriter

Reinsurance

Berkley Re Asia
Central Plaza
18 Harbour Road, Suite 6708
Wanchai, Hong Kong
Tel: (852) 3120 7000 Fax: (852) 2802 2131

K. Grant Robson, President & Chief Executive Officer
Eric Chan, General Manager
Maria Chung, Financial Manager
Gerald MacDonald, Chief Underwriting Officer

Berkley Re Australia
Level 21, Australia Square
264 George Street
Sydney, NSW, 2000, Australia
Tel: (61) 2 9274 3046 Fax: (61) 2 9274 3033

K. Grant Robson, President & Chief Executive Officer
Peter R. Nickerson, General Manager
Gerald MacDonald, Chief Underwriting Officer
Shaun A. West, Chief Financial Officer

Level 21
Creek Street
Brisbane, QLD, 4000, Australia
Tel: (61) 7 3112 2649 Fax: (61) 7 3112 2601

Service Operations

Berkley Dean & Company, Inc.
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4096

James G. Shiel, President
Edward F. Linekin, Senior Vice President
Nicholas R. Lang, Vice President
James T. McGrath, Vice President

Berkley Capital, LLC
475 Steamboat Road
Greenwich, CT 06830
Tel: (203) 629 3000 Fax: (203) 769 4095

Frank T. Medici, President

Berkley Technology Services LLC
405 Silverside Road, Suite 205
Wilmington, DE 19809
Tel: (302) 439 2000 Fax: (302) 439 2016

Kevin H. Ebers, Senior Vice President
Harry J. Berkley, Vice President
Kenneth R. McKinion, Vice President
Karen M. Logan, Vice President
Wayne L. Robinson, Vice President
Marsha T. Smothers, Vice President
Frank C. Vedder, Vice President
Thomas M. Whelans, Vice President

Des Moines, Iowa — Tel: (515) 473 3000
Luverne, Minnesota — Tel: (507) 283 9195

BOARD OF DIRECTORS AND OFFICERS

Directors

William R. Berkley
Chairman of the Board and Chief Executive Officer

Philip J. Ablove
Retired Executive Vice President and
Chief Financial Officer
Pioneer Companies, Inc.

W. Robert Berkley, Jr.
Executive Vice President

Ronald E. Blaylock
Managing Partner
GenNx360 Capital Partners

Mark E. Brockbank
Retired Chief Executive
XL Brockbank Ltd.

George G. Daly
Dean, McDonough School of Business
Georgetown University

Mary C. Farrell
Financial Services Industry Consultant
Retired Managing Director, Chief Investment Strategist
UBS Wealth Management USA

Rodney A. Hawes, Jr.
Retired Chairman and Chief Executive Officer
Life Re Corporation

Jack H. Nusbaum
Chairman, Willkie Farr & Gallagher LLP

Mark L. Shapiro
Private Investor

Officers

William R. Berkley
Chairman of the Board and Chief Executive Officer

W. Robert Berkley, Jr.
Executive Vice President

Eugene G. Ballard
Senior Vice President – Chief Financial Officer
and Treasurer

Robert P. Cole
Senior Vice President – Regional Operations

Kevin H. Ebers
Senior Vice President – Information Technology

Robert W. Gosselink
Senior Vice President – Insurance Risk Management

Paul J. Hancock
Senior Vice President – Chief Corporate Actuary

Robert C. Hewitt
Senior Vice President – Excess and Surplus Lines
Operations

Peter L. Kamford
Senior Vice President – Admitted Specialty Lines
Operations

Ira S. Lederman
Senior Vice President – General Counsel and Secretary

C. Fred Madsen
Senior Vice President – Reinsurance Operations

James W. McCleary
Senior Vice President – Underwriting

James G. Shiel
Senior Vice President – Investments

Officers (cont.)

Robert D. Stone
Senior Vice President – Alternative Markets Operations

Steven W. Taylor
Senior Vice President – International Operations

Richard K. Altorelli
Vice President – Investment Controller

Harry J. Berkley
Vice President – Information Technology

Michele Fleckenstein
Vice President – Internal Audit

David J. Gronski
Vice President – Insurance Risk Management

Karen A. Horvath
Vice President – External Financial Communications

Joan E. Kapfer
Vice President

Edward F. Linekin
Vice President – Investments

Kenneth R. McKinion
Vice President – Information Technology Operations

Jane B. Parker
Vice President – Senior Counsel

Clement P. Patafio
Vice President – Corporate Controller

Joseph M. Pennachio
Vice President – Human Resources

Josephine A. Raimondi
Vice President – Senior Counsel and Assistant Secretary

Scott A. Siegel
Vice President – Taxes

Jessica L. Somerfeld
Vice President – Corporate Actuary

Philip S. Welt
Vice President – Senior Counsel

Thomas P. Boyle
Assistant Vice President – Corporate Actuarial

Arthur Gurevitch
Assistant Vice President – Analytics

Raymond J. O'Brien
Assistant Vice President – Director of Internal Audit

Bryan V. Spero
Assistant Vice President – Corporate Actuary

Bruce I. Weiser
Assistant Vice President – Counsel

Dawn M. Callahan
Director of Investment Accounting

Richard A. Jordan, Jr.
Tax Counsel

Jean P. Milot
Assistant Corporate Controller

John S. Navratil
Assistant Tax Director

George K. Richardson
Assistant Treasurer

Janet L. Shemanske
Assistant Secretary

John E. Warycha
Assistant Corporate Controller – Financial Reporting

CORPORATE INFORMATION

This is a "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995. This report may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of forward-looking words such as "believes," "expects," "potential," "continued," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of those words or other comparable words. Any forward-looking statements contained herein including statements related to our outlook for the industry and for our performance for the year 2009 and beyond, are based upon the Company's historical performance and on current plans, estimates and expectations.

The inclusion of this forward-looking information should not be regarded as a representation by us that the future plans, estimates or expectations contemplated by us will be achieved. They are subject to various risks and uncertainties, including but not limited to: the cyclical nature of the property casualty industry; the long-tail and potentially volatile nature of the insurance and reinsurance business; product demand and pricing; claims development and the process of estimating reserves; the potential impact of the current conditions in the financial markets and the ongoing economic downturn on our results and financial condition, particularly if such conditions continue; the potential impact of current legislative, regulatory, accounting and other initiatives taken or which may be taken in response to the current conditions in the financial markets and the ongoing economic downturn; investment risks, including those of our portfolio of fixed maturity securities and investments in equity securities, including investments in financial institutions, merger arbitrage and private equity investments; the uncertain nature of damage theories and loss amounts; natural and man-made catastrophic losses, including as a result of terrorist activities; the impact of significant and increasing competition; the success of our new ventures or acquisitions and the availability of other opportunities; the availability of reinsurance; exposure as to coverage for terrorist acts; our retention under the Terrorism Risk Insurance Programs Reauthorization Act of 2007; the ability of our reinsurers to pay reinsurance recoverables owed to us; the impact of current conditions in the financial markets and the ongoing economic downturn on our ability to raise debt or equity capital if needed; foreign currency and political risks relating to our international operations; other legislative and regulatory developments, including those related to alleged anti-competitive or other improper business practices in the insurance industry; changes in the ratings assigned to us or our insurance company subsidiaries by rating agencies; the availability of dividends from our insurance company subsidiaries; our ability to attract and retain qualified employees; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission. These risks and uncertainties could cause our actual results for the year 2009 and beyond to differ materially from those expressed in any forward-looking statement we make. Any projections of growth in our net premiums written and management fees would not necessarily result in commensurate levels of underwriting and operating profits.

Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Annual Meeting

The Annual Meeting of Stockholders of W. R. Berkley Corporation will be held at 1:00 p.m. on May 19, 2009 at the offices of W. R. Berkley Corporation, 475 Steamboat Road, Greenwich, Connecticut 06830.

Shares Traded

Common Stock of W. R. Berkley Corporation is traded on the New York Stock Exchange.
Symbol: WRB

Transfer Agent and Registrar

Wells Fargo Bank, N.A.
Shareowner Services
161 North Concord Exchange
South St. Paul, Minnesota 55075
Tel: (800) 468 9716
http://wellsfargo.com/com/shareowner_services

Annual Report on Form 10-K

The Annual Report on Form 10-K filed with the Securities and Exchange Commission contains additional financial and other information with respect to W. R. Berkley Corporation. Copies of the Form 10-K will be furnished to stockholders upon request. Please direct all inquiries to:

Ira S. Lederman
General Counsel and Secretary
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut 06830

WebSite

For additional information, including press releases, visit our internet site at: http://www.wrberkley.com.

Auditors

KPMG LLP, New York, New York

Outside Counsel

Willkie Farr & Gallagher LLP, New York, New York

New York Stock Exchange Corporate Governance Matters

As a listed company with the New York Stock Exchange ("NYSE"), the Company is subject to certain Corporate Governance standards as required by the NYSE and/or the Securities and Exchange Commission ("SEC"). Among other requirements, the Company's Chairman of the Board and Chief Executive Officer, as required by Section 303A.12(a) of the NYSE Listed Company Manual, must certify to the NYSE each year whether or not he is aware of any violations by the Company of NYSE Corporate Governance listing standards as of the date of the certification. On June 18, 2008, the Company's Chairman of the Board and Chief Executive Officer, William R. Berkley, submitted such a certification to the NYSE which stated that he was not aware of any violation by the Company of the NYSE Corporate Governance listing standards. In addition, on February 27, 2009, the Company filed its 2008 Form 10-K with the SEC, which included as Exhibits 31.1 and 31.2 the certifications required under Section 302 of the Sarbanes-Oxley Act of 2002.

"Always do right. This will gratify some people, and astonish the rest." – Mark Twain



W. R. Berkley Corporation

475 Steamboat Road

Greenwich, Connecticut 06830

203.629.3000

www.wrberkley.com